Exhibit 99.1

Precision Management Information Circular

Precision Drilling Corporation 2015

Precision Drilling Corporation is a leading provider of High Performance, High Value services to the oil and gas industry. We provide customers with access to an extensive fleet of contract drilling rigs, service rigs, directional drilling services, camps, snubbing units, coil tubing units, water treatment units, and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

We are headquartered in Calgary, Alberta, Canada. Our shares are traded on the Toronto Stock Exchange under the symbol PD and on the New York Stock Exchange under the symbol PDS.

What’s Inside

4	A.	The Shareholder Meeting

22	B.	Governance

42	C.	Director Compensation

48	D.	Executive Compensation

89	E.	Other Information

91	Appendix – Board of Directors Charter

Additional GAAP Measures

In this circular, we reference additional generally accepted accounting principles (GAAP) measures that are not defined terms under International Financial Reporting Standards (IFRS) to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe that Adjusted EBITDA (earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, loss on asset decommissioning, and depreciation and amortization), as reported in our Consolidated Statement of Earnings, is a useful supplemental measure because it gives us, and our investors, an indication of the results from our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange, taxation, non-cash depreciation, amortization and impairment charges, and non-cash decommissioning charges.

Operating Earnings

We believe that operating earnings, as reported in our Consolidated Statement of Earnings, is a useful measure of our income because it gives us, and our investors, an indication of the results of our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange and taxation.

Non-GAAP Measure

In this circular, we use the term “return on capital employed”, which does not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of a similar measure presented by other issuers. Return on capital employed is calculated as earnings before income taxes, finance charges, foreign exchange, impairment of goodwill and loss on asset decommissioning divided by the amount equal to the average total assets less average non-interest bearing current liabilities for the period. We believe return on capital employed is a useful metric to measure the effectiveness of management’s use of Precision’s capital in the generation of earnings.

Letter to Shareholders

Dear Shareholder,

We look forward to sharing details about our 2014 performance and our plans for the future at the upcoming annual meeting of shareholders. The meeting will be held on May 13, 2015 at 3:00 p.m. MDT at the Calgary Petroleum Club, in Calgary, Alberta. We will also have a live audio webcast of the meeting on our website (www.precisiondrilling.com).

Your Vote is Important

As a shareholder of record, you are invited to attend the meeting and vote in person or by proxy on the items of business. This is also your opportunity to meet our Board of Directors, senior management and fellow shareholders.

Your vote and participation at the meeting are important. If you are unable to attend the meeting, please vote by proxy. If you have any questions or need assistance in voting your proxy, please contact our proxy solicitor, Kingsdale Shareholder Services, toll free in North America at 1.888.518.1560 or call collect from outside North America at 416.867.2272 or by email at contactus@kingsdaleshareholder.com.

Please Read This Circular

This management information circular includes important information about voting, what the meeting will cover, the nominated directors, our Board and governance practices, our compensation programs, and the key decisions affecting executive compensation in 2014. The information in this circular will help you decide how to vote your shares.

This year, you will be asked to elect nine directors to the Board. All of them are well qualified and have agreed to stand for election for the ensuing one-year term. You can read more about the nominated directors beginning on page 9.

You will also vote on our approach to executive compensation, as described in this circular. We have held an annual ‘say on pay’ advisory vote since 2011 (see page 21). The letter from the chair of the Human Resources and Compensation Committee beginning on page 49 discusses the committee’s approach and priorities.

On behalf of the Board, we would like to thank Patrick Murray who is retiring from the Board after many years of service. Pat joined the Precision Board in 2002, was an active participant, and made many valuable contributions to the Board, serving on the Audit Committee and Human Resources and Compensation Committee during his tenure. We wish him well.

We recently mailed a copy of our 2014 annual report to shareholders who asked to receive it. Our annual report and other disclosure documents are available on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

We look forward to seeing you on May 13, 2015.

Sincerely,

Robert L. Phillips, Q.C.	Kevin A. Neveu
Chairman of the Board of Directors	President and Chief Executive Officer

Letter to Shareholders        1

Notice of 2015 Annual Meeting of Shareholders

You are invited to our 2015 annual meeting of shareholders:

When	Where
May 13, 2015	Calgary Petroleum Club
3:00 p.m. Mountain Daylight Time (MDT)	319 – 5 Avenue SW
Calgary, Alberta

Items of Business

1.	Receive the 2014 financial statements and report of the auditors
2.	Elect the directors
3.	Appoint the auditors and authorize the directors to fix the auditors’ fees
4.	Have a ‘say on pay’ advisory vote
5.	Other business

Your Vote is Important

The accompanying management information circular includes important information about the business we will be discussing at the meeting and the voting process.

If you held common shares of Precision Drilling Corporation (Precision shares) on April 1, 2015, you are entitled to receive notice of and vote at the annual meeting on May 13, 2015, or at a meeting that is reconvened if the meeting is postponed or adjourned.

The process for voting depends on whether you are a registered or beneficial shareholder.

Webcast

We will have a live audio webcast of the meeting on our website (www.precisiondrilling.com) if you cannot attend the meeting.

Send in your voting instructions right away!

Our transfer agent, Computershare Trust Company of Canada (Computershare), must receive your completed proxy form by 3:00 p.m. MDT on May 11, 2015 for your vote to count.

If you are a beneficial shareholder, your deadline is likely sooner. You will need to send your voting instructions to your financial intermediary (your bank, trust company, broker, trustee or other financial institution) using the voting instruction form in your package.

If you have questions on the process, contact our proxy solicitors, Kingsdale Shareholder Services.

¡   1.888.518.1560 (toll free in North America)

¡  416.867.2272 (outside North America)

¡   contactus@kingsdaleshareholder.com

By order of the Board of Directors, Veronica Foley Vice President, Legal and Corporate Secretary Precision Drilling Corporation Calgary, Alberta April 6, 2015

2        Precision Drilling Corporation

Management Information Circular

You have received this management information circular because you owned Precision shares on April 1, 2015, and Precision’s management and Board of Directors are asking for your vote (known as soliciting your proxy).

We are contacting shareholders primarily by mail and we have retained Kingsdale Shareholder Services as proxy solicitation agent. We are paying Kingsdale a fee of $50,000 for the proxy solicitation service in addition to certain out-of-pocket expenses. Precision may also reimburse brokers and other persons holding shares in their name or in the name of nominees for their costs incurred in sending proxy materials to their principals in order to obtain their proxies. As our soliciting agent, Kingsdale Shareholder Services has also reviewed the circular and recommended corporate governance best practices where applicable. They will also be advising with respect to meeting and proxy protocol and reviewing the tabulation of shareholder proxies.

In this management information circular:

¡   you and your mean holders of our common shares

¡   we, us, our and Precision mean Precision Drilling Corporation

¡   shares and Precision shares mean Precision’s common shares

¡   shareholder means a holder of Precision’s common shares

¡   circular means this management information circular

All dollar amounts are in Canadian dollars, and all information is as of March 31, 2015, unless stated otherwise.

We are not sending proxy-related materials directly to non-objecting beneficial owners; we plan to have such materials distributed by financial intermediaries (your bank, trust company, broker, trustee or other financial institution). We are paying for intermediaries to send proxy-related materials to both non-objecting beneficial owners and objecting beneficial owners.

If you are unable to attend the meeting in person, you can vote by proxy. You can also listen to a live audio webcast of the meeting on our website (www.precisiondrilling.com).

We will post the details of the webcast on our website and include them in a news release before the meeting.

We will post the voting results and archive the webcast on our website after the meeting.

Our Board of Directors has approved the contents of this circular and has authorized us to send it to each shareholder. We anticipate distributing the circular and proxy form on or about April 15, 2015.

Our principal corporate and registered office is located at:

Beneficial Shareholders:

You are a non-objecting beneficial owner (NOBO) if you have given permission to your financial intermediary to release your name and address to us.

You are an objecting beneficial owner (OBO) if you have instructed your financial intermediary to not provide your name and address to us.

Precision Drilling Corporation Suite 800, 525 – 8th Avenue SW Calgary, Alberta Canada T2P 1G1 Phone: 403.716.4500

2015 Management Information Circular        3

Management Information Circular
A. The Shareholder Meeting

The meeting will cover the following items of business:

1. Receive the Financial Statements and Report of the Auditors

Our 2014 audited consolidated financial statements and report of the auditors will be presented at the meeting, and you will have an opportunity to ask questions. No vote is required.

You will find our financial statements and management’s discussion and analysis (MD&A) in our 2014 annual report, which is available on our website (www.precisiondrilling.com) under Investor Centre, Financial Reports.

2. Elect the Directors (see page 8)

You will be asked to elect nine directors to our Board for a one-year term.

3. Appoint the Auditors (see page 20)

You will vote on reappointing the auditors and authorizing the directors to fix the auditors’ fees.

4. Have a ‘Say on Pay’ Advisory Vote (see page 21)

You will participate in our annual advisory vote on our approach to executive compensation.

5. Other Business

If there are changes to these items of business, or if there are other items that properly come before the meeting, you may vote as you see fit.

As of the date of this circular, we are not aware of any other business that may come before the meeting.

4        Precision Drilling Corporation

Voting

Who can Vote

Only holders of Precision shares as of April 1, 2015, have the right to vote on the items of business of the meeting. Each Precision share you own represents one vote.

If a Precision shareholder transferred shares to you after this date, you or your proxyholder can vote at the meeting if you can prove that you own the shares. You should contact Computershare right away because you need to ask them at least 10 days before the meeting to include your name on the list of shareholders who are entitled to vote at the meeting.

Precision’s authorized share capital includes an unlimited number of common shares, and preferred shares, issuable in series, limited to not more than

Quorum

We must have two persons present and holding or representing by proxy at least 25% of the shares entitled to vote at the meeting for the meeting to proceed.

Questions?

Contact Kingsdale Shareholder Services:

¡   1.888.518.1560 (toll-free in North America)

¡  416.867.2272 (outside North America)

¡   contactus@kingsdaleshareholder.com

half the issued and outstanding common shares at the time the preferred shares are issued.

As of March 31, 2015, we had 292,819,921 common shares and no preferred shares outstanding.

Principal Holders of Precision Shares

Our directors and executive officers are not aware of any person or company who beneficially owns, controls or directs (directly or indirectly) 10% or more of our outstanding shares.

How to Vote

You can vote by proxy, or you can attend the meeting and vote your shares in person. The voting process is different for registered and beneficial (non-registered) shareholders.

You are a registered shareholder if you hold Precision shares in your own name and have a physical share certificate. Your package includes a proxy form.

You are a beneficial shareholder if your Precision shares are held in the name of a financial intermediary or nominee (your bank, trust company, broker, trustee or other financial institution). Beneficial shareholders do not have physical share certificates because their shareholdings are recorded on an electronic system.

If you are a beneficial shareholder, your nominee or financial intermediary votes your shares, but you have the right to tell them how you want them to vote. You need to do this as soon as possible using the voting instruction form in this package.

Voting Results

Computershare is our transfer agent and registrar of Precision shares and counts and tabulates the votes for us.

We need a simple majority of votes (50% plus one vote) for an item of business to be approved at this meeting.

We file a report of the voting results with the Canadian and U.S. securities regulators (www.sedar.com and www.sec.gov) after the meeting and also post the results on our website and issue a news release announcing the results.

2015 Management Information Circular        5

Registered Shareholders

Voting by Proxy

Voting by proxy is the easiest way to vote, and you can do it by mail, phone, or on the internet. Follow the instructions on your proxy form.

Voting by proxy means that you are giving someone else (your proxyholder) the authority to attend the meeting and vote your shares for you. You can appoint a person or a company to be your proxyholder and to act on your behalf at the meeting. The person or company you appoint does not need to be a Precision shareholder.

Kevin A. Neveu, President and Chief Executive Officer, or in his absence, Robert L. Phillips, Chairman of the Board, will automatically serve as your proxyholder if you do not appoint someone else. They will vote your Precision shares at the meeting according to the instructions you provide on your proxy form. If you do not specify how you want them to vote your shares, they will vote:

¡	for electing each nominated director
¡	for appointing the auditors
¡	for our approach to executive compensation

If you want to appoint someone else to be your proxyholder, cross out the names of the Precision proxyholders on your proxy form and print the name of the person you are appointing. Send the completed form to Computershare.

Make sure the person is aware they will have to attend the meeting and vote your shares for you. Your proxyholder must vote for or against, or withhold your vote, according to your instructions. Your proxyholder will need to register with Computershare upon arriving at the meeting.

You can also appoint a proxyholder online. Follow the online instructions if you want your proxyholder to vote for each item of business separately.

Computershare must receive your instructions by 3:00 p.m. MDT on May 11, 2015. If the meeting is postponed or adjourned, they must receive the instructions by 3:00 p.m. MDT two days before the adjourned or postponed meeting is reconvened. The proxy cut-off time may be waived or extended by the Chairman of the Board, in his sole discretion without notice.

Send your completed proxy form to:

Computershare Trust Company of Canada
100 University Avenue, 8th floor	Internet:	www.investorvote.com
Toronto, Ontario, Canada M5J 2Y1	Phone:	1.866.732.VOTE (8683)

You will need the 15-digit control number provided on the first page of your form of proxy to vote over the internet or over the phone.

Voting in Person

Do not use your proxy form. When you arrive at the meeting, check in with Computershare to receive your ballots so you can vote at the meeting.

6        Precision Drilling Corporation

Changing Your Vote

If you have already voted by proxy, you can revoke your proxy or change your vote. Or you can decide to vote in person instead. You can do this any time up until the start of the meeting.

If you voted by phone or on the internet, you can submit new votes. The new votes will revoke your earlier vote.

If you submitted your proxy form by mail:

¡	send a written notice to our registered office at

Suite 800, 525 – 8th Avenue SW, Calgary, Alberta T2P 1G1.

We must receive your notice by 3:00 p.m. MDT on May 11, 2015. If the meeting is postponed or adjourned, we must receive your notice by 3:00 p.m. MDT two days before the postponed or adjourned meeting is reconvened, or

¡	give your written notice to the chair of the meeting before the start of the meeting.

The written notice will only apply to items of business that have not yet been voted on.

You can also change or revoke your vote in any other way the law allows. The notice can come from you, or from your legal representative if he or she has your written authorization. If a corporation owns the shares, the notice must be under the corporate seal or from an authorized officer or representative.

Beneficial Shareholders

Beneficial shareholders can generally send their voting instructions by mail, phone, or on the internet. Each nominee has its own process, so be sure to follow the instructions on your voting instruction form.

If you hold some shares as a registered shareholder and others as a beneficial shareholder, you will need to follow the instructions for each type of shareholding.

Voting in Person

We do not have the names of our beneficial shareholders or a record of the specific number of shares each of them owns.

If you wish to attend the meeting and vote in person, then you must follow the directions provided on the voting instruction form in your package. Be sure to register with Computershare when you arrive at the meeting.

Changing Your Vote

Contact your financial intermediary or nominee for instructions on how to revoke or change the voting instructions you provided.

2015 Management Information Circular        7

Business of the Meeting

1. Receive the 2014 Financial Statements

Precision’s 2014 audited consolidated financial statements, together with the report of the auditors, were mailed to shareholders who requested them. Our 2014 financial statements are also available on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). No formal action will be taken at the meeting to approve our 2014 financial statements, which have already been approved by our Board; however you will have an opportunity to ask questions about them at the meeting.

2. Elect the Directors

Our articles state that we must have between one and 15 directors on our Board. The Board has decided that nine directors will be nominated for election this year for a one-year term. The nominated directors are profiled below. The Corporate Governance, Nominating and Risk Committee believes the nominated directors represent an appropriate mix of skills and experience and other qualities required for serving on our Board. All of them meet the Board’s independence criteria except for Mr. Neveu because of his role as our President and Chief Executive Officer.

You can vote for all of the nominated directors, vote for some and withhold votes for others, or withhold votes for all of them. If you are voting by proxy, your shares will be voted for electing each nominated director unless you provided different instructions.

Each director’s term of office expires at the end of the next annual meeting or sooner if a successor is elected or appointed. If a nominated director withdraws his or her name, you or your proxyholder can vote for another nominated director.

Our Policy on Majority Voting

If a director receives more withhold than for votes, he or she will offer to resign after the meeting even though the director may have been duly elected under applicable law. The Corporate Governance, Nominating and Risk Committee will review the matter and then recommend to the Board to accept or reject the resignation having regard to the best interests of Precision and any other factors it considers relevant. The director in question will not participate in any Board or committee deliberations on the matter unless the presence of the affected director is required to satisfy quorum requirements.

The Board will make a decision and disclose its reasons within 90 days of the meeting. If the Board accepts the resignation, it may appoint a new director to fill the seat.

This policy only applies to uncontested elections where the number of nominated directors equals the number of directors to be elected at the meeting. A withhold vote is effectively the same as a vote against a director in an uncontested election.

This policy complies with the current rules of the Toronto Stock Exchange (TSX).

8        Precision Drilling Corporation

Director Profiles

The nominated directors are profiled below, including their background and experience, meeting attendance, share ownership, and other public company boards served on during the past five years. Mr. Murray (not profiled below) will be retiring from the Board on May 13, 2015.

Each director provided information about the Precision shares he or she owns or exercises control or direction over. To calculate whether a director has met the share ownership guidelines, we use the actual purchase cost of the shares or the current market value (whichever is higher). We used $8.04, the closing price of Precision’s shares on the TSX on March 31, 2015, to calculate the current market value (see page 44 for more information).

Total compensation includes Board and committee retainers and meeting fees (see page 44 for more information).

Mr. Krablin and Dr. Meyers currently serve together on the board of Hornbeck Offshore Services, Inc. None of the other directors currently serve together on boards of other public companies.

Director Nominees at a Glance (1)(2)

Years on Board	6	4	8	2	–	8	4	7	11
Citizenship	USA	Canada	Canada	France/ Canada	USA	Canada	USA	Canada	Canada
Board interconnects	–	–	–	–	1	–	1	–	–
Independent director	✓	✓	✓	✓	✓	✓	✓	x	✓ (chair)
Age, as of March 31, 2015	63	59	63	52	64	59	61	54	64
Gender	male	male	male	female	male	male	male	male	male
Audit Committee	✓	✓	✓ (chair)						✓
Human Resources and Compensation Committee			✓	✓		✓	✓ (chair)		✓
Corporate Governance, Nominating and Risk Committee	✓ (chair)	✓		✓		✓	✓		✓

Note:

(1)	Mr. Patrick Murray (not included in the table) will be retiring from the Board on May 13, 2015. He is an independent director and currently serves on the Audit Committee and the Human Resources and Compensation Committee.

(2)	Mr. Steven Krablin is a new director nominee.

2015 Management Information Circular        9

North Palm Beach,

Florida, United States

Citizenship: USA

Director since

December 2008

Areas of expertise:

¡   manufacturing

¡   corporate finance

¡   mergers and acquisitions

¡  venture capital

¡  logistics

¡   distribution strategies

William T. Donovan (63) | Independent

B.Sc., MBA

William Donovan is a private equity investor and a director of several private companies in the United States, the United Kingdom and Russia. Mr. Donovan was chairman of Rockland Industrial Holdings, LLC, a privately-held Wisconsin entity engaged in the manufacturing of wood flooring products for the truck trailer and domestic container industries, from April 2006 to December 2013.

Mr. Donovan was a director of Grey Wolf, Inc. from June 1997 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as a director of Precision in December 2008. From 1997 to 2005, he served as President, Chief Executive Officer and a director of Total Logistics, Inc., a Wisconsin corporation engaged in various operating and investment activities.

Mr. Donovan previously served as President, Chief Financial Officer and a director of Christiana Companies, Inc. and Prideco Inc. prior to their merger with Weatherford International, Inc. in 1999. From 1980 to 1998, he was a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 to 1980, where he specialized in merger and acquisition financing.

Mr. Donovan received a B.Sc. and an MBA from the University of Notre Dame.

Board and Committee Membership	2014 Meeting Attendance
Board of Directors	11 of 11 (100%)
Audit Committee	6 of 6 (100%)
Corporate Governance, Nominating and Risk Committee (chair)	6 of 6 (100%)
Voting Results of 2014 Annual Meeting of Shareholders
Votes For: 209,709,190 (99.4%) Votes Withheld: 1,306,803 (0.6%)

Compensation		Director Share Ownership Guidelines
Total compensation received for 2014	$216,000	Minimum two times 2014 annual retainer of $172,500	Meets Guideline
Amount received as DSUs	51% / $110,000		Yes, 9 times
Securities Held as at March 31, 2015	Number	Market Value ($)	TSX Closing Price
Precision shares	141,216	1,135,377	$8.04
DSUs	59,746	480,358
Total shares and DSUs	200,962	1,615,735
Other Public Company Boards and Board Committees During the Last Five Years
None within the last five years.

10        Precision Drilling Corporation

Mississauga, Ontario, Canada Citizenship: Canada Director since May 2011 Areas of expertise: ¡ corporate finance ¡ capital markets ¡ mergers and acquisitions ¡ accounting ¡ investment management

Brian J. Gibson (59) | Independent

B.Comm., MBA, CFA (CFA Institute), ICD.D (Institute of Corporate Directors)

Brian Gibson is currently a private investor, investment consultant and corporate director. Previously he was the Senior Vice President, Public Equities and Hedge Funds of Alberta Investment Management Corp. (AIMCo) from December 2008 to May 2012 and President of Panoply Capital Asset Management Inc., a private investment firm, from January 2008 to December 2008. Mr. Gibson was the Senior Vice President, Equities of the Ontario Teachers’ Pension Plan from August 1992 to January 2008. He serves on the advisory board of Kruger Inc., a private entity, and is a former director of MacDonald, Dettwiler and Associates Ltd., Viterra Inc. and Westaim Corporation.

During his 36-year career, Mr. Gibson has been responsible for the management of various large equity investment portfolios, including those of insurance companies, a chartered bank, pension and mutual funds, and endowments. He has particular expertise in relationship investing and in corporate finance.

Mr. Gibson received a B.Comm. from Laurentian University and an MBA from the University of Toronto and is a Chartered Financial Analyst. He is a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

	Board and Committee Membership	2014 Meeting Attendance
	Board of Directors	11 of 11 (100%)
	Audit Committee	6 of 6 (100%)
	Corporate Governance, Nominating and Risk Committee	6 of 6 (100%)
Voting Results of 2014 Annual Meeting of Shareholders
Votes For: 209,713,562 (99.4%) Votes Withheld: 1,302,431 (0.6%)

Compensation		Director Share Ownership Guidelines
Total compensation received for 2014	$208,500	Minimum two times 2014 annual retainer of $165,000	Meets Guideline
Amount received as DSUs	76% / $159,250		Yes, 4 times
Securities Held as at March 31, 2015	Number	Market Value ($)	TSX Closing Price
Precision shares	35,000	281,400	$8.04
DSUs	49,199	395,560
Total shares and DSUs	84,199	676,960
Other Public Company Boards and Board Committees During the Last Five Years

MacDonald, Dettwiler and Associates Ltd.	audit committee, human resources and compensation committee	2003 – 2011
Viterra Inc.	audit committee and nominating and corporate governance committee	2011 – 2012
Westaim Corporation	audit committee, corporate governance committee, human resources and compensation committee	2010 – 2012

2015 Management Information Circular        11

Millarville, Alberta, Canada

Citizenship: Canada

Director since

December 2006

Areas of expertise:

¡  accounting

¡  corporate finance

¡ oil and gas exploration
and production

¡ marketing

¡ human resources and compensation

¡  government relations

Allen R. Hagerman, FCA (63) | Independent

B.Comm., MBA, CA (Canadian Institute of Chartered Accountants), CF (Canadian Institute of Chartered Accountants), ICD.D (Institute of Corporate Directors)

Allen Hagerman is a private investor and corporate director with over 30 years of experience in the financial management of companies across the energy and mining industries. He served as Executive Vice President of Canadian Oil Sands Limited, an oil sands mining and upgrading entity, from 2008 until his retirement in 2014. He was previously Chief Financial Officer of Canadian Oil Sands Limited from June 2003 to April 2007. Prior thereto, he held senior positions at Fording Canadian Coal Trust, Fording Inc., Hudson’s Bay Oil and Gas, Home Oil Company Limited and InterHome Energy Inc.

Mr. Hagerman is chairman of the board of TransAlta Renewables Inc. and a director of the Calgary Exhibition and Stampede, a not-for-profit entity. He is also a member of the Financial Executives Institute and a past President of Financial Executives Institute, Calgary Chapter, as well as a past chair of the Alberta Children’s Hospital Foundation. Previous board positions include Capital Power Income LP where he was lead director, Mongolia Minerals Corporation, Syncrude Canada Ltd., and the University of Calgary. He is a Fellow of the Institute of Chartered Accountants of Alberta and recipient of its Distinguished Service Award.

Mr. Hagerman received a B.Comm. from the University of Alberta and an MBA from Harvard Business School. Mr. Hagerman is a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

Board and Committee Membership	2014 Meeting Attendance
Board of Directors	11 of 11 (100%)
Audit Committee (chair)	6 of 6 (100%)
Human Resources and Compensation Committee	6 of 6 (100%)
Voting Results of 2014 Annual Meeting of Shareholders
Votes For: 209,718,281 (99.4%) Votes Withheld: 1,297,712 (0.6%)

Compensation		Director Share Ownership Guidelines
Total compensation received for 2014	$216,000	Minimum two times 2014 annual retainer of $172,500	Meets Guideline
Amount received as DSUs	51% / $110,000		Yes, 6 times
Securities Held as at March 31, 2015	Number	Market Value ($)	TSX Closing Price
Precision shares	9,277	74,587	$8.04
DSUs	119,679	962,219
Total shares and DSUs	128,956	1,036,806
Other Public Company Boards and Board Committees During the Last Five Years

TransAlta Renewables Inc.	audit committee	2013 – present
Capital Power Income LP (former lead director)	audit committee, governance committee	2003 – 2011

12        Precision Drilling Corporation

Calgary, Alberta, Canada

Citizenship:

France / Canada

Director since

May 2013

Areas of expertise:

¡  oilfield services

¡ oil and gas exploration
and production

¡ international operations

¡ corporate strategy

¡  operations

¡  governance

¡  human resources and compensation

Catherine J. Hughes (52) | Independent

B.Sc. (Electrical Engineering), P.Eng. (APEGA)

Catherine Hughes is an independent business person with over 27 years of experience in the oil and gas industry. Most recently, she was the Executive Vice President, International of Nexen Inc. from December 2011 until her retirement in April 2013. In this role, she was responsible for all production, development and project activities outside of Canada and global exploration. She was also Vice President, Operational Services, Technology and Human Resources of Nexen from September 2009 to November 2011. Prior to joining Nexen, she was Vice President, Oil Sands of Husky Energy Inc. from November 2007 to January 2009.

Ms. Hughes also worked in the oilfield services industry prior to her roles in the upstream sector. She spent many years with Schlumberger Limited and held key positions in various countries, including Italy, Nigeria, Scotland and France, and was President of Schlumberger Canada Ltd. for five years, based in Calgary.

She currently serves on the board of Statoil ASA.

Ms. Hughes is a Professional Engineer, as designated by the Association of Professional Engineers and Geoscientists of Alberta (APEGA). She received a B.Sc. in electrical engineering from the Institut National des Sciences Appliquées de Lyon, France.

She has received a number of awards during her career, including the Key Women in Energy Americas award, the Key Women in Energy Global award and the Consumer’s Choice Business Woman of the Year Award.

Board and Committee Membership	2014 Meeting Attendance
Board of Directors	11 of 11 (100%)
Corporate Governance, Nominating and Risk Committee	6 of 6 (100%)
Human Resources and Compensation Committee	6 of 6 (100%)
Voting Results of 2014 Annual Meeting of Shareholders
Votes For: 210,302,226 (99.7%) Votes Withheld: 713,755 (0.3%)

Compensation		Director Share Ownership Guidelines
Total compensation received for 2014	$202,500	Minimum two times 2014 annual retainer of $165,000	Meets Guideline
Amount received as DSUs	54% / $110,000		Yes, 2 times
Securities Held as at March 31, 2015	Number	Market Value ($)	TSX Closing Price
Precision shares	12,700	102,108	$8.04
DSUs	28,972	232,935
Total shares and DSUs	41,672	335,043
Other Public Company Boards and Board Committees During the Last Five Years

Statoil ASA	safety, sustainability and ethics committee (chair, effective January 1, 2015) audit committee (2013-2014)	2013 – present

2015 Management Information Circular        13

Spring, Texas, United States

Citizenship: USA

Director nominee

Areas of expertise:

¡ oilfield services

¡  accounting

¡  mergers and acquisitions

¡  corporate finance

¡  international operations

¡  human resources and compensation

¡ corporate strategy

Steven W. Krablin (64) | Independent

BSBA (Accounting), CPA, retired

Steven Krablin served as President, Chief Executive Officer and Chairman of the Board of T-3 Energy Services, Inc., an oilfield services company that manufactured products used in the drilling, production and transportation of oil and gas, from March 2009 until the sale of the company in January 2011. From 2005 until 2009, Mr. Krablin was a private investor, and from April to August 2008, he served as Executive Vice President and Chief Financial Officer of IDM Group Limited, a provider of drilling equipment and other goods and services to the oil and gas industry.

Mr. Krablin is an experienced financial and operational leader with a broad understanding of business globally. From 1996 until his retirement in 2005, he served as Senior Vice President and Chief Financial Officer of National Oilwell Varco Inc. or its predecessors, a manufacturer and distributor of oil and gas drilling equipment and related services and products. Prior to 1996, he served as Senior Vice President and Chief Financial Officer of Enterra Corporation until its merger with Weatherford International, Inc.

Mr. Krablin is a director of Hornbeck Offshore Services, Inc., Chart Industries Inc., and Penn Virginia Corporation.

Mr. Krablin received a BSBA (Accounting major) from the University of Arkansas and is a retired certified public accountant (CPA).

Mr. Krablin does not currently own any Precision shares. As a new director nominee, he will have until May 2019 to meet our share ownership guidelines.

Other Public Company Boards and Board Committees During the Last Five Years

Chart Industries Inc.	audit committee and compensation committee	2006 – present
Hornbeck Offshore Services, Inc.	audit committee and nominating/corporate governance committee	2005 – present
Penn Virginia Corporation	audit committee, compensation and benefits committee, nominating and governance committee	2010 – present 2004 – 2009
T-3 Energy Services Inc.	—	2009 – 2011

14        Precision Drilling Corporation

Toronto, Ontario, Canada

Citizenship: Canada

Director since

December 2006

Areas of expertise:

¡  corporate finance

¡  accounting

¡  energy transmission – exploration and
production sectors

¡ international operations

¡ mergers and acquisitions

Stephen J.J. Letwin (59) | Independent

B.Sc., MBA, CGA

Stephen Letwin is currently President and Chief Executive Officer and a director of IAMGOLD Corporation, a leading Canadian mid-tier gold mining company, producing approximately one million ounces annually, from five gold mines on three continents.

Mr. Letwin was a senior executive with Enbridge Inc. from 1999 to 2010, including Executive Vice President of Gas Transportation and International with responsibility for natural gas operations, a gas distribution company and its international business unit. Before joining Enbridge, he served as President and Chief Operating Officer of TransCanada Energy and was Chief Financial Officer, TransCanada Pipelines Limited, Numac (Westcoast Energy), and Encor Energy.

Mr. Letwin is also a director and chairman of OnEnergy Inc. Previous board positions include serving as a director of Carmen Energy Inc., Enbridge Energy Company, Inc. and Gas Metropolitan LP.

Mr. Letwin has actively demonstrated his commitment to voluntary leadership throughout his career. He serves as a Patron of UNICEF Alberta, was a former director of YMCA Calgary, served on the board of governors of McMaster University, is an honorary director of West Park Hospital in Toronto, and was an Honorary Colonel for the 14th Service Battalion in Calgary. He was awarded the 2006 Alberta Centennial Medal and in 2013 was awarded the Queen’s Jubilee Medal for his commitment to the community.

Mr. Letwin received a B.Sc. (Honors) from McMaster University and an MBA from the University of Windsor. He is a Certified General Accountant and attended the Advanced Management Program at Harvard Business School.

Board and Committee Membership	2014 Meeting Attendance
Board of Directors	11 of 11 (100%)
Corporate Governance, Nominating and Risk Committee	6 of 6 (100%)
Human Resources and Compensation Committee	6 of 6 (100%)
Voting Results of 2014 Annual Meeting of Shareholders
Votes For: 203,884,075 (96.6%) Votes Withheld: 7,131,918 (3.4%)

Compensation		Director Share Ownership Guidelines
Total compensation received for 2014	$202,500	Minimum two times 2014 annual retainer of $165,000	Meets Guideline
Amount received as DSUs	54% / $110,000		Yes, 5 times
Securities Held as at March 31, 2015	Number	Market Value ($)	TSX Closing Price
Precision shares	1,507	12,116	$8.04
DSUs	104,593	840,928
Total shares and DSUs	106,100	853,044
Other Public Company Boards and Board Committees During the Last Five Years

IAMGOLD Corporation	–	2010 – present
OnEnergy Inc.	audit and corporate governance committee (chair)	2013 – present
Carmen Energy Inc.	audit committee	2011 – 2012
Enbridge Energy Company, Inc.	human resources and compensation committee	2006 – 2010
Gas Metropolitan LP	audit committee	2003 – 2010

2015 Management Information Circular        15

Anchorage, Alaska, United States

Citizenship: USA

Director since

September 2011

Areas of expertise:

¡ oil and gas exploration
and production

¡ human resources and compensation

¡ international operations

¡  corporate strategy

¡  governance

Dr. Kevin O. Meyers (61) | Independent

B.A., Ph.D. (Chemical Engineering)

Kevin Meyers is an independent energy consultant and corporate director. He currently serves on the boards of Bill Barrett Corporation, Denbury Resources Inc., Hess Corporation, Hornbeck Offshore Services, Inc., and the Houston Symphony Orchestra.

Dr. Meyers has over 35 years of experience in the energy industry, having retired from ConocoPhillips at the end of 2010. For the 10 years prior to his retirement, he was a senior executive of ConocoPhillips, most recently as Senior Vice President Exploration and Production, Americas. Before that, he was President of ConocoPhillips Canada, President of ConocoPhillips Russia and Caspian and President of ConocoPhillips Alaska. While in Russia from 2004 to 2006, Dr. Meyers served on the board of LUKOIL and was the lead resident executive of the COP/LUKOIL strategic alliance.

Prior to joining ConocoPhillips in 2002, he served in engineering, technical and executive positions with ARCO, last serving as President of ARCO Alaska.

Dr. Meyers has served on several boards, including the board of regents of the University of Alaska and the Nature Conservancy of Alaska.

Dr. Meyers received a B.A. in chemistry and mathematics from Capital University and a Ph.D. in chemical engineering from the Massachusetts Institute of Technology.

Board and Committee Membership	2014 Meeting Attendance
Board of Directors	11 of 11 (100%)
Corporate Governance, Nominating and Risk Committee	6 of 6 (100%)
Human Resources and Compensation Committee (chair)	6 of 6 (100%)
Voting Results of 2014 Annual Meeting of Shareholders
Votes For: 204,804,022 (97.1%) Votes Withheld: 6,211,971 (2.9%)

Compensation (1)		Director Share Ownership Guidelines
Total compensation received for 2014	$219,000	Minimum two times 2014 annual retainer of $172,500	Meets Guideline
Amount received as DSUs	50% / $110,000		Yes, 3 times
Securities Held as at March 31, 2015	Number	Market Value ($)	TSX Closing Price
Precision shares	20,500	164,820	$8.04
DSUs	39,596	318,352
Total shares and DSUs	60,096	483,172
Other Public Company Boards and Board Committees During the Last Five Years

Bill Barrett Corporation	audit committee, reserves committee, governance committee	2011 – present
Denbury Resources Inc.	audit committee, reserves committee compensation committee (2011-2013)	2011 – present
Hess Corporation	audit committee	2013 – present
Hornbeck Offshore Services, Inc.	compensation committee	2011 – present

Note:

(1)	Dr. Meyers also attends a management committee known as the Safety Council and is compensated for his participation as the Board’s representative. He received $9,000 for attending six council meetings in 2014; this amount is included in his total compensation for 2014.

16        Precision Drilling Corporation

Calgary, Alberta, Canada

Citizenship: Canada

Director since

August 2007

Areas of expertise:

¡  engineering

¡ oil and gas exploration and production oilfield services

¡ manufacturing

¡ executive leadership

Kevin A. Neveu (54) | President and Chief Executive Officer | Not Independent

B.Sc. (Mechanical Engineering), P.Eng. (APEGA)

Kevin Neveu was appointed Chief Executive Officer and a director of Precision in August 2007 and became President and Chief Executive Officer in January 2009. From 2002 to 2007, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston, where he was responsible for the company’s drilling equipment business. He has held senior management positions with National Oilwell Varco and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Mr. Neveu currently serves on the boards of Bonanza Creek Energy, Inc. and Finning International Inc. He has been a member of the advisory board of the Heart and Stroke Foundation of Alberta since 2009, and was appointed a director and a member of the executive committee of the Texas-based International Association of Drilling Contractors in January 2010. Mr. Neveu also serves as a director of a not-for-profit national sports governing organization. In 2012, Mr. Neveu became a member of the Canadian Council of Chief Executives and a member of the advisory council for the School of Public Policy of the University of Calgary.

Mr. Neveu received a B.Sc. from the University of Alberta. Mr. Neveu is a Professional Engineer, as designated by the Association of Professional Engineers and Geoscientists of Alberta. In 2002, he completed the Advanced Management Program at the Harvard Business School.

Board and Committee Membership	2014 Meeting Attendance
Board of Directors	11 of 11 (100%)
Voting Results of 2014 Annual Meeting of Shareholders
Votes For: 208,125,470 (98.6%) Votes Withheld: 2,890,523 (1.4%)

Compensation (1)		Share Ownership Guidelines (2)(3)(4)
Total compensation received for 2014	(see page 80)	Minimum five times 2014 base salary of $725,000	Meets Guideline
Amount received as DSUs	nil		Yes, 7 times
Securities Held as at March 31, 2015 (3)	Number	Market Value ($)	TSX Closing Price
Precision shares (3)	486,692	3,913,004	$8.04
DSUs (1)	–	–
RSUs (4)	–	–
Total (3)	486,692	3,913,004
Other Public Company Boards and Board Committees During the Last Five Years

Bonanza Creek Energy, Inc.	compensation committee, governance committee	2011 – present
Finning International Inc.	audit committee, pension committee, safety, environment and social responsibility committee	2013 – present
RigNet, Inc.	compensation committee, governance committee	2004 – May 2014

Note:

(1)	As an officer of Precision, Mr. Neveu is not compensated for his services as a director and does not participate in the DSU plan. Mr. Neveu’s compensation is described in the Executive Compensation Discussion and Analysis beginning on page 52.

(2)	As President and CEO, Mr. Neveu must meet share ownership guidelines of five times his annual base salary calculated using the actual purchase cost or the current market price, whichever is higher. (See page 76 for details on Mr. Neveu’s executive compensation.)

(3)	Does not include PSUs or stock options.

(4)	No RSUs have been awarded to Mr. Neveu in the past three years.

2015 Management Information Circular        17

West Vancouver, British Columbia, Canada

Citizenship: Canada

Director since

May 2004

Areas of expertise:

¡  corporate finance

¡  governance

¡ oil and gas exploration
and production

¡ oilfield services

¡ securities law

¡  human resources and compensation

Robert L. Phillips, Q.C. (64) | Chairman of the Board (since August 2007) | Independent

B.Sc.(Chemical Engineering), LLB

Robert Phillips is an experienced senior corporate executive. He was most recently President and Chief Executive Officer of the BCR Group of Companies from 2001 to 2004. Within the oil and gas exploration and production and oilfield service sectors, he has served as Vice President of Husky Oil Limited and as President and Chief Executive Officer of PTI Group Inc. and Dreco Energy Services Ltd.

Mr. Phillips has served on the boards of publicly-traded and private corporations for more than 25 years, including several oil and gas exploration and production and oilfield service companies. In addition to Precision, he currently serves on the boards of several major Canadian corporations.

Mr. Phillips is an active private investor. He is a graduate chemical engineer and also practised corporate and securities law for over 15 years.

Mr. Phillips received a B.Sc. in chemical engineering and an LLB (gold medalist) from the University of Alberta.

Board and Committee Membership	2014 Meeting Attendance
Board of Directors (Chairman)	11 of 11 (100%)
Audit Committee	6 of 6 (100%)
Corporate Governance, Nominating and Risk Committee	6 of 6 (100%)
Human Resources and Compensation Committee	6 of 6 (100%)
Voting Results of 2014 Annual Meeting of Shareholders
Votes For: 191,345,931 (90.7%) Votes Withheld: 19,670,062 (9.3%)

Compensation		Director Share Ownership Guidelines
Total compensation received for 2014	$320,000	Minimum two times 2014 annual retainer of $267,500	Meets Guideline
Amount received as DSUs	34% / $110,000		Yes, 5 times
Securities Held as at March 31, 2015	Number	Market Value ($)	TSX Closing Price
Precision shares	79,277	637,387	$8.04
DSUs	68,053	547,146
Total shares and DSUs	147,330	1,184,533
Other Public Company Boards and Board Committees During the Last Five Years

Canadian National Railway Company	audit committee; corporate governance and nominating committee; environment, safety and security committee; human resources and compensation committee; strategic planning committee	2014 – present
Canadian Western Bank	audit committee, human resources and compensation committee	2001 – present
MacDonald, Dettwiler and Associates Ltd.	chairman of the board; human resources and management compensation committee, governance and nominating committee	2003 – present
West Fraser Timber Co. Ltd.	independent lead director, compensation committee, corporate governance and nominating committee (chair)	2005 – present
Axia NetMedia Corporation	audit committee, compensation committee (chair), corporate governance and nominating committee (chair)	2000 – 2014
Capital Power Corporation	compensation committee, corporate governance and nominating committee	2009 – 2013
TerraVest Income Fund	audit committee, compensation committee, corporate governance and nominating committee	2004 – 2012

18        Precision Drilling Corporation

Other Important Information About the Nominated Directors

Unique Circumstances Addressed by the Board

Robert Phillips and Kevin Meyers are active corporate directors with positions on several boards. The Board and the Corporate Governance, Nominating and Risk Committee have reviewed their board memberships and have determined that Mr. Phillips and Dr. Meyers have consistently demonstrated that they are able to, and do, devote the necessary time and attention to Precision to carry out their duties effectively and act in our best interests. Mr. Phillips and Dr. Meyers have consistently met our expectations. They:

¡	have a comprehensive understanding of our business
¡	are always well prepared for Board discussions
¡	make constructive contributions to all discussions
¡	are available to meet with management and fellow directors
¡	have maintained a 100% attendance record at Board and committee meetings for many years.

None of the nominated directors is or has been:

¡	personally, or a director, chief executive officer or chief financial officer of a company in the last 10 years that, during his or her term or after leaving the role if the triggering event occurred during the term was:
–	the subject of a cease trade order or similar order, or
–	an order that denied the company access to any exemption under securities legislation in each case, for more than 30 consecutive days

¡	personally, or a director or executive officer of a company in the last 10 years that, during his or her term or within a year of leaving the role:
–	became bankrupt
–	made a proposal under any bankruptcy or insolvency laws
–	was subject to or instituted any proceedings, arrangement or compromise with creditors, or
–	had a receiver, receiver manager, or trustee appointed to hold their assets
¡	personally:
–	subject to penalties or sanctions imposed by a court related to Canadian securities legislation or a Canadian securities regulatory authority
–	party to a settlement with a Canadian securities regulatory authority, or
–	subject to any other penalties or sanctions imposed by a court or regulatory body that a reasonable investor would consider important.

The Board recommends that you vote for electing each nominated director.

2015 Management Information Circular        19

3. Appoint the Auditors

The Board recommends that KPMG LLP, Chartered Accounts (KPMG), be appointed as our auditors until the next annual meeting. KPMG was first appointed as our auditors more than five years ago. Representatives of KPMG will be at the meeting and can respond to any questions.

Independence of the Auditors

The independence of the auditors is essential to maintaining the integrity of our financial statements. We comply with Canadian securities laws relating to the independence of external auditors, services they can perform, and fee disclosure. We also comply with the provisions of the United States (U.S.) Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the accounting and corporate governance rules adopted by the U.S. Securities and Exchange Commission (SEC) that set out services that cannot be provided by external auditors.

The Audit Committee is responsible for overseeing the external auditors, and it meets with them every year to review their qualifications and independence. This includes reviewing formal written statements that set out any relationships with Precision that can have an impact on their independence and objectivity.

The Audit Committee recommends, for approval by the Board, the terms of engagement and the auditors’ fees, and pre-approves any permissible non-audit services. Management works with the external auditors every year to develop a list of proposed services that the committee reviews and pre-approves. To ensure independence, the committee prohibits the external auditors from providing certain services, but believes the auditors are best equipped to handle other non-audit services in permitted categories (such as tax compliance).

Audit Committee

You can find out more information about the Audit Committee’s policies and procedures in our annual information form for the year ended December 31, 2014, available online:

¡   www.precisiondrilling.com

¡    www.sedar.com

¡    www.sec.gov

or by contacting our Corporate Secretary:

¡    Precision Drilling Corporation

800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

¡    Phone: 403.716.4500

¡   Fax: 403.264.0251

¡    Email: corporatesecretary@precisiondrilling.com

Audit Fees

The table below shows the fees billed to us and our affiliates for professional services provided by KPMG in fiscal 2014 and 2013:

Year Ended December 31	2014 ($)	2013 ($)

Audit fees	1,733,000	1,616,000
for professional audit services

Audit-related fees	—	—
for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees

Tax fees	797,000	640,000
for domestic tax advisory services, including assistance with preparing Canadian federal and provincial income tax returns, and international tax advisory services

Other fees	—	—

Total	2,530,000	2,256,000

We require a majority of the votes cast by Precision shareholders either in person or by proxy to vote for the ordinary resolution.

The Board recommends that you vote for the appointment of KPMG as our auditors until the next annual meeting and authorize the Board to fix the auditors’ fees.

20        Precision Drilling Corporation

4. Have a ‘Say on Pay’ Advisory Vote

You will have an opportunity to vote on our approach to executive compensation. In 2011, the Board adopted a policy to hold an advisory vote on our approach to executive compensation at every annual meeting of shareholders. The Board believes in having a constructive dialogue with shareholders about compensation and other important governance matters.

In 2015, you have the opportunity to vote for or against our approach to executive compensation through the following resolution:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the Shareholders accept the approach to executive compensation disclosed in Precision’s Management Information Circular delivered in advance of the 2015 Annual Meeting of Shareholders.”

Please take some time to read the executive compensation section starting on page 48. It explains our approach to compensation, how it aligns with shareholder interests and the different components that make up our executive compensation program.

While this is an advisory vote and the results are not binding on the Board, the vote is an important part of our ongoing engagement with shareholders about compensation.

The Board will take the voting results and other shareholder feedback into account when considering its approach to compensation in the future. If a significant number of shareholders oppose the resolution, the Board will meet with shareholders to understand their concerns and review our approach to compensation in the context of these concerns.

Shareholders approved our approach to executive compensation with 97.3% in favour in 2013 and 98.2% in favour in 2014. The Board and the Human Resources and Compensation Committee continue to monitor developments in executive compensation to ensure that our approach, including our compensation practices and risk oversight, is appropriate.

The Board recommends that you vote for the resolution.

5. Other Business

If there are amendments or variations to the items of business or other matters that properly come before the meeting, you (or your proxyholder if you are voting by proxy) have the discretionary authority to vote as you see fit.

As of the date of this circular, we are not aware of any amendments or variations to the items of business or of any other matters that may properly come before the meeting.

2015 Management Information Circular        21

Management Information Circular
B. Governance

We are committed to high standards of corporate governance and believe strong corporate governance is fundamental in generating long-term shareholder value. This section discusses our governance policies and practices and the role and functioning of our Board.

23	Our Governance Practices

24	Our Philosophy
24	– Operating Independently
24	– Independent Chair
24	– In-Camera Sessions
25	– Director Share Ownership
25	– Serving on Other Boards
25	– Director Skills and Experience
28	– Director Development

30	Policies and Standards
30	– Code of Conduct and Ethics
30	– Disclosure Policy
31	– Insider Trading Policy
31	– Clawback Policy
31	– Diversity Policy

32	Role of the Board
33	– Expectations of Directors
33	– Decision-Making and Conflicts of Interest
34	– Strategic Planning
34	– Risk Oversight
34	– Internal Controls
35	– Overseeing the CEO
36	– Compensation Risk

36	Board Succession and Renewal
36	– Term Limits

37	Assessments

38	Nominating Directors

38	Communicating with the Board

38	Board Committees
39	– Audit Committee
40	– Corporate Governance, Nominating and Risk Committee
41	– Human Resources and Compensation Committee

22        Precision Drilling Corporation

Our Governance Practices

Precision is a public company and our shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). We comply with corporate governance guidelines that apply to Canadian companies listed on the TSX, regulatory requirements, and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the SEC in the U.S. We are committed to maintaining high standards of governance in a rapidly changing environment.

Our corporate governance practices meet or exceed the guidelines adopted by the Canadian Securities Administrators (CSA) set out under National Policy 58-201 – Corporate Governance Guidelines and SEC rules that apply to us.

We monitor regulatory developments and governance best practices as they evolve. We adopt regulatory changes that apply to us as a dual-listed issuer in Canada and the U.S., and incorporate best practices in governance that are appropriate to our circumstances.

The only major difference between the governance practices set by the TSX and the NYSE standards for U.S. domestic companies listed on the exchange relates to shareholder approval of equity compensation plans. We explain the difference between the NYSE and TSX rules on our website (www.precisiondrilling.com) under About Precision, Corporate Governance.

Our Governance Standards

¡   the majority of our Board is independent under applicable laws

¡  non-management directors meet separately from management at every Board meeting

¡   the Board and each Board committee has a written charter

¡  all members of each committee are independent under securities laws

¡   each committee conducts an annual self-assessment

¡  the Board and each committee tracks their activities against their charter and annual goals at each regularly scheduled meeting

¡  our internal audit group does ongoing assessments of our internal controls and updates management and the audit committee regularly

¡   management presents risk management assessments to the Board and committees regularly

¡  our code of business conduct and ethics applies to all directors, executive officers, employees and contractors.

Maintaining High Standards

The Board reviews our governance principles and evaluates our governance charters, guidelines, policies and procedures regularly to make sure they are appropriate and that we maintain our high standards. The Board also monitors regulatory developments in Canada and the U.S. to keep abreast of developments in governance and to enhance transparency of our corporate disclosure.

Our governance charters and policies are reviewed regularly by the Board and its committees. The current documents are posted on our website and include:

¡	the Board and committee charters
¡	our corporate governance guidelines
¡	position descriptions for the Board chair, each committee chair, and the Chief Executive Officer
¡	our code of business conduct and ethics
¡	our disclosure policy
¡	our insider trading policy
¡	a summary of the significant differences between the NYSE corporate governance standards and our governance charters and policies.

The governance disclosure in this circular meets the requirements under National Instrument 58-101 – Disclosure of Corporate Governance Practices, specific rules adopted by the SEC and Sarbanes-Oxley, NYSE rules and Canadian rules relating to audit committees under National Instrument 52-110 – Audit Committees. The Board has approved the governance disclosure in this circular based on the recommendation of the Corporate Governance, Nominating and Risk Committee.

2015 Management Information Circular        23

Our Philosophy

Operating Independently

A director with no direct or indirect material relationship with us is considered independent. A relationship is material if it could reasonably be expected to interfere with a director’s independent judgment.

The Board is responsible for determining whether or not each director is independent. It uses criteria that meet the CSA’s standards as set out in National Instruments 52-110 and 58-101, National Policy 58-201, and the NYSE corporate governance standards.

The Board has determined that eight of the nine nominated directors are independent directors. Kevin Neveu is not independent because of his role as our President and Chief Executive Officer.

Directors must give the Corporate Governance, Nominating and Risk Committee information about their business and any other relationships they have with us (and our affiliates) and senior management (and their affiliates) when they join our Board. They must also advise the committee if there is a material change to their circumstances or relationships that could affect the Board’s determination of independence. Based on a review of the responses our directors provided to questions regarding employment and compensation history, affiliations, and family and other relationships, no material relationships between Precision and any independent directors were discerned.

Independent Chair

Robert Phillips has served as the Chairman of our Board since 2007. He is a non-executive, independent director. The Board has not appointed an independent lead director.

The chair is responsible for the effective functioning of the Board, and provides leadership to the Board and is the primary liaison between the Board and management. The chair’s duties include:

¡	ensuring we adopt and comply with procedures that allow the Board to conduct its work effectively and efficiently	The Board approved a written position description for the chair and reviews it every year. The position description is available on our website (www.precisiondrilling.com) under About Precision, Corporate Governance.
¡	setting the agenda for Board and shareholder meetings
¡	presiding as chair at all Board and shareholder meetings and ensuring there is free and open discussion at each meeting
¡	ensuring the Board receives timely and relevant information
¡	ensuring the Board reviews and approves corporate strategy developed by management
¡	monitoring the implementation of our corporate strategy.

In-Camera Sessions

The independent directors meet without management at every Board and committee meeting. In 2014, there were nine regularly scheduled Board meetings and two ad hoc meetings. Board and committee meetings do not run for a fixed length of time, so directors can have open and frank discussions about any issues of concern. (See Board Committees starting on page 38 for information about the responsibilities of each committee and their activities in 2014.)

24        Precision Drilling Corporation

Director Share Ownership

Share ownership guidelines help align the interests of directors and shareholders.

Each director is expected to own twice the value of his or her annual retainer in Precision shares within four years of joining the Board. (See Director Profiles starting on page 9 for details.)

Serving on Other Boards

We do not have a policy on interconnecting directorships. Mr. Krablin and Dr. Meyers currently serve together on the board of Hornbeck Offshore Services, Inc. None of the other directors currently serve together on boards of other public companies.

We do not limit the number of other public company boards our directors can serve on, but the Corporate Governance, Nominating and Risk Committee discusses our director expectations with potential candidates so they understand the time commitments and expectations before agreeing to be nominated as a director.

Members of our Audit Committee can serve on the audit committees of up to three other public companies unless the Board decides that serving on more than three will not reduce the director’s ability to serve effectively on behalf of Precision’s shareholders. This restriction is set out in the Audit Committee charter.

The director profiles starting on page 9 list the other public company boards the nominated directors serve on. Robert Phillips and Kevin Meyers are members of a number of public company boards, yet they have always met their commitments to our Board. They have attended 100% of our Board and committee meetings for many years. Our Board has determined that other commitments have not detracted from their continued high performance on our Board (see Unique Circumstances Addressed by the Board on page 19).

Director Skills and Experience

The Board is committed to considering candidates who are highly qualified based on their experience, perspectives and personal skills, and to consider diversity criteria including gender, age, ethnicity and geographic background. Directors are only nominated if they have an appropriate mix of skills, knowledge and business experience, and a history of achievement. This experience is critical for the Board to provide effective oversight and support our future growth.

The Corporate Governance, Nominating and Risk Committee uses a skills matrix unique to Precision and based on our vision, strategy and five-year plan to assess the composition of the Board and for recruiting new director candidates. The committee looks at industry knowledge, financial acumen, leadership skills, diversity of perspective, depth of exposure to various markets, and understanding of our business and our customers when assessing potential candidates. The following table is a summary of this matrix.

2015 Management Information Circular        25

Director Skills and Experience
LEADERSHIP
Senior Leadership Experience	5 or more	✓		✓	✓	✓	✓	✓	✓	✓

Experience driving strategic insight and direction to encourage innovation and conceptualize key trends to continuously challenge the organization to sharpen its vision while achieving significant organic growth.

Strategic Planning and Focus	5 or more	✓		✓	✓	✓	✓	✓	✓	✓

Experience with planning, evaluation, and implementation of a strategic plan; this includes a demonstrated ability to focus on longer term goals and strategic outcomes, as separate from day-to-day management and operations.

Business Development	3-4	✓		✓	✓	✓	✓	✓	✓	✓
Experience developing and implementing an organization’s vision and strategy as well as augmenting sales and marketing to improve customer acquisition and retention.
INDUSTRY EXPERIENCE
Oilfield Service	3-4	✓			✓	✓			✓	✓

Senior executive experience leading an oilfield service company combined with a strong knowledge of Precision’s strategy, markets, competitors, financials, operational issues, regulatory concerns and technology.

Oil and Gas	3-4	✓		✓	✓		✓	✓	✓	✓
Senior executive experience in the oil and gas industry combined with a robust understanding of Precision’s customers, markets, operational challenges, strategies, regulatory matters and technology.
Land Rig Manufacturing/Technology Expertise	1-2					✓		✓	✓	✓
Significant knowledge of manufacturing or a technical expertise regarding land drilling rigs, well service rigs and associated oilfield equipment.
FINANCIAL LITERACY
Accounting	3-4	✓	✓	✓		✓	✓	✓

Executive experience in financial accounting and reporting and knowledge of other considerations and issues associated with the auditing requirements of public companies; familiarity with internal financial controls.

Corporate Finance/Mergers and Acquisitions	2-3	✓	✓	✓		✓	✓		✓	✓
Senior executive experience in corporate finance with significant experience and a demonstrated knowledge of debt and equity markets as well as mergers and acquisitions.

26        Precision Drilling Corporation

Director Skills and Experience
BUSINESS EXPERIENCE
International	2-3	✓	✓		✓	✓	✓	✓	✓	✓

Senior executive experience working in an organization with global operations where Precision is or may be active; has a thorough understanding of different cultural, political and regulatory requirements.

Information Technology Expertise	1-2						✓	✓	✓	✓

Executive experience leading an information technology organization or within an organization leading the information technology division; experience with planning, evaluation, and implementation of an information technology system.

Human Resources and Compensation	1-2		✓	✓	✓	✓	✓	✓	✓	✓

Executive experience or board compensation committee participation with a thorough understanding of compensation, benefit and pension programs, legislation and agreements including specific expertise in executive compensation programs, incentives, equity and perquisites.

Health, Safety, Environment and Social Responsibility	1-2	✓		✓	✓		✓	✓	✓	✓
Thorough understanding of industry regulations and public policy related to workplace health, safety, environment and social responsibility; demonstrated commitment to Precision’s HSE values.
Legal	1-2	✓				✓				✓
Experience in corporate securities and mergers acquisitions, litigation, contract law, international law, intellectual property, regulatory/public policy.
BOARD EXPERIENCE
Governance/Board and Committees	3-4	✓	✓	✓	✓	✓	✓	✓	✓	✓
Prior or current experience as a board member of a major organization (public, private or non-profit) as well as serving on board committees.
Risk Assessment	3-4	✓		✓	✓	✓	✓	✓	✓	✓
Experience in the process of identifying principal corporate risks and to ensure that management has implemented the appropriate systems to manage risk.
Government Relations	1-2			✓			✓	✓	✓	✓
Experience in strategic government relations and effective communications for public sector, private sector, and not-for-profit boards.
BEHAVIORIAL TRAITS
Teamwork	all	✓	✓	✓	✓	✓	✓	✓	✓	✓

An executive who supports and cultivates a collaborative environment so that other members may freely express differing opinions and engage in discussions on the complex issues which bear heavily on the future of Precision.

Devil’s Advocacy	all	✓	✓	✓	✓	✓	✓	✓	✓	✓

An executive who fosters an environment of congenial controversy in an effort to minimize ‘groupthink’ and increase open-mindedness, improve problem solving, and allow for better integration of diverse views.

2015 Management Information Circular        27

Director Development

Director education helps directors maintain skills and gain insights. Our directors are encouraged to deepen their understanding of our operations and stay current with emerging issues that affect our business and governance practices.

Orientation

Our orientation program familiarizes new directors with Precision, the drilling and well servicing industry, and our expectations of directors. New directors receive an orientation manual with information about Precision and the industry, our values, our strategic plan, policies and governance guidelines, talent and performance management, succession planning, and our annual operating and capital budgets. They also meet with management and receive a detailed business orientation. The Corporate Governance, Nominating and Risk Committee reviews the orientation manual to make sure the content is current and appropriate.

New committee members receive a copy of the committee’s charter and minutes of recent committee meetings. They meet with the committee chair and also with the committee’s key management representatives to discuss recent activities and other issues or concerns.

Continuing Education

Continuing education helps our directors stay abreast of changing governance issues and requirements, and understand the issues we face in the context of our business.

Pre-reading materials are included in Board materials provided to directors in advance of regularly scheduled Board meetings. Management provides quarterly updates on emerging governance and regulatory matters, and updates directors on relevant topics at Board meetings. From time to time, management brings in industry experts to brief directors on market and industry trends. Our committees also educate their members through in-house presentations made or hosted by management.

In 2014, all directors attended the following educational sessions hosted by Precision:

¡	Safety observation training
¡	Oversight of enterprise risk management
¡	Cyber security and social media
¡	New technology initiatives in drilling (in conjunction with National Oilwell Varco)
¡	Unconventional resource plays (in conjunction with Simmons & Company).

We encourage directors to individually attend external educational events related to best governance practices and industry developments, and management makes directors aware of conferences and seminars that may be of interest. We reimburse directors for their membership in an organization dedicated to corporate governance and ongoing director education.

28        Precision Drilling Corporation

Individual directors (other than Mr. Krablin who is a new director nominee) attended third-party conferences, seminars, webinars and presentations on a broad range of topics in 2014, including the following:

TOPIC	PRESENTED BY

Audit and Finance

Audit committee effectiveness	Institute of Corporate Directors (ICD)

Enhancing audit committee oversight of the external auditor	ICD

Insights and issues for audit committees (quarterly)	National Association of Corporate Directors (NACD)/KPMG

Role of the CFO	Financial Executives International

U.S. tax legislative update	PricewaterhouseCoopers LLP (PwC)

Corporate Governance

Board succession and renewal	ICD

Board’s role in strategy development and implementation	ICD

Corporate social responsibility	ICD

Current issues affecting board of director performance	NACD and NYSE

ICD 2014 National Conference	ICD

Leadership character and corporate governance	ICD

Role of board versus management	ICD

Human Resources and Compensation

Compensation strategies	NACD

Director oversight of executive compensation	ICD

Executive compensation and retention	Mercer (Canada) Limited (Mercer)

Succession in the C-suite	Egon Zehnder

Industry and Markets

Activism in the E&P sector	Goldman Sachs

Canada’s new anti-spam legislation	Bennett Jones LLP

Commodity price outlook	PIRA Energy Group

Energy visions business forum	PwC

Fit for $50 oil?	PwC

Global energy outlook	Bank of America

Pipeline transportation	University of Calgary Faculty of Engineering

Risk Management

Catastrophic risk management	Pilko & Associates

Compliance, risk and governance issues	NYSE

Emerging risks – the board’s role	Deloitte LLP

Enterprise risk management	ICD

2015 Management Information Circular        29

Policies and Standards

Code of Business Conduct and Ethics

Our code of business conduct and ethics incorporates our fundamental principles and applies to our directors, executive officers, employees and contractors. Our code is available online and is part of our new-hire orientation package; respecting it is a condition of employment, or term of office in the case of directors. We also conduct training sessions on ethical issues for employees.

The code covers the following, among other things:

¡	financial reporting and accountability
¡	maintaining confidentiality
¡	avoiding conflicts of interest
¡	complying with laws
¡	safeguarding corporate opportunities
¡	reporting illegal or unethical behavior
¡	fair dealing
¡	reporting breaches or violations of the code
¡	anti-retaliation.

You can find our current policies in the corporate governance section of our website (www.precisiondrilling.com). The code of business conduct and ethics is also available on SEDAR (www.sedar.com).

Every director, executive officer and employee is required to acknowledge that they have read, understood and will abide by the code. Every member of the senior management team has to certify every quarter whether they are aware of any breaches of the code.

Our hotline promotes a culture of ethical conduct because it allows anyone (at Precision or otherwise) to report, confidentially and anonymously, any suspected illegal, unethical, or improper conduct. An independent third party operates the hotline and produces reports for management. Our legal group and internal audit group review the reports and investigate any alleged breaches of the code and update the Audit Committee with quarterly reports. The third party notifies the Audit Committee immediately if the allegation is fraud.

Only the Board can waive an aspect of the code as it applies to executive officers and must promptly disclose the details to shareholders, as required by law. The Board has not received a request for a waiver nor has it waived any aspect of the code to date, and we have not had to file a material change report relating to a departure from the code.

Disclosure Policy

We issue timely, fair and accurate disclosure of all material information relating to Precision to keep shareholders and the public informed about our affairs and activities.

Respecting our disclosure policy is critical to maintaining our integrity, and each director, executive officer and employee has an obligation to make sure we conduct ourselves according to the policy and its objectives. We review the policy regularly and update it as appropriate.

30        Precision Drilling Corporation

Insider Trading Policy

Our insider trading policy applies to all directors, executive officers, and employees and is reviewed every year by the Corporate Governance, Nominating and Risk Committee. The policy:

¡	sets out our obligations to stock exchanges, regulators and investors
¡	prohibits “tipping” or the purchase or sale of Precision shares while in possession of undisclosed material information
¡	establishes a regular black-out calendar
¡	prohibits short-term trades, purchases on the margin, short sales, trading in derivatives or hedging the value of Precision shares through specific financial instruments
¡	prohibits insiders from participating in equity monetization transactions involving any Precision securities that are part of our long-term incentive programs that have not vested or Precision shares that constitute part or all of our requirements under our minimum share ownership guidelines.

Clawback Policy

We believe strongly that our senior leaders must be accountable for their decisions. Our compensation program, including the policies, employment agreements, and incentive plans, must align consequences with Precision’s best interests. In 2013, Precision adopted a clawback policy that is consistent with our approach to corporate governance and which we believe is a prudent part of our risk management and compliance program. Our clawback policy entitles us to recoup some or all of the incentive compensation paid to our senior leadership team, both past and present, where there was a significant error in our financial statements or an error in calculating executive compensation during the periods in which they served.

Diversity Policy

As a company with operations around the world and a highly diverse customer base, we encourage the ideas, perspectives, skills, knowledge and cultures of our employees. Precision strives to provide equal employment and advancement opportunities to all individuals; therefore, employment decisions will be based on merit, qualifications and abilities.

In 2015, we adopted a diversity policy that considers gender, race and other factors with the objective of promoting diversity among our employees, management team and the Board, thereby encouraging and fostering an environment from which we can draw upon the widest range of knowledge, skills, perspectives and experience.

As it relates generally to our employees, our diversity policy has three objectives: (1) attract, develop and retain a highly-talented, diverse workforce; (2) actively foster a productive work environment where individual and cultural differences are respected and valued; and (3) identify and develop leadership capabilities to excel in a global environment.

Management Diversity

We recognize and embrace the benefits of having a diverse leadership team, and we see increasing diversity at the management level as an essential element in maintaining a competitive advantage. In order to achieve this, we focus on assessing and developing high performers from our existing talent pool as well as strategic hires. The executive leadership team reviews and discusses this talent pool regularly and takes into consideration industry experience, background, race, gender and other factors before approving management appointments. These characteristics will also be considered in determining the optimum composition of the executive leadership team to ensure that it is well equipped to lead the business effectively, embrace new ideas and make good use of differences in experiences, backgrounds and perspectives.

When considering new appointments to executive positions, the Board considers a range of skills, experience and diversity, including the level of representation of women in executive officer positions. However, we have not established specific gender targets, as we believe the merit of the candidate and needs of the organization must remain paramount.

2015 Management Information Circular        31

Director Diversity

When recruiting new directors, the Corporate Governance, Nominating and Risk Committee considers candidates on merit. Precision’s takes into account its vision and business strategy, the skills and competencies of the current directors, any gaps in Board skills, and the attributes, knowledge and experience new directors should have in order to best enhance Precision’s business plan and strategies. In this process, the committee will also consider diversity, including the level of representation of women on the Board.

Given the small size of our Board, we have not adopted specific targets regarding the representation of women on the Board because we believe that merit of the candidate and needs of the organization must remain paramount. We do not believe that targets are an appropriate method of increasing diversity on the Board. Rather, we believe that a process-based method of reviewing directors on a variety of diversity factors, including gender, age, ethnicity, geographic location, and other experience is more appropriate. However, we are mindful of the need to pursue qualified female candidates. The committee ensures that the list of potential director candidates includes a reasonable number of qualified women, but ultimate decisions are made based on the qualifications of the candidates and the expert needs of the Board.

The Board must also have the flexibility to add qualified board members when they become available, and this may mean adding male or female candidates, as appropriate. We cannot make a commitment to select a candidate whose gender is a decisive factor above all other considerations; we must select the best qualified candidate.

Monitoring, Reporting and Accountability

Under our new diversity policy, the Human Resources department will annually review the structure, size and composition of Precision’s workforce and provide a report to the Senior Vice President, Corporate Services. Similarly, the executive leadership team will meet regularly to assess its optimum composition, and provide a report to the Corporate Governance, Nominating and Risk Committee.

Board diversity will be monitored by the Corporate Governance, Nominating and Risk Committee, which will assess the level of diversity on the Board annually and provide a report to the Board. In addition, in undertaking its responsibility for identifying and recommending new Board candidates, the committee will, as part of its report to the Board, identify and explain the diversity factors that it considered in evaluating the candidate.

Representation of Women as at March 31, 2015	Number of Women	Percentage of Women

Board of directors	1	11%

Senior management	1	11%

For additional information about diversity considerations, see Talent Management and Succession Planning on page 35 and Board Succession and Renewal on page 36.

Role of the Board

The Board of Directors is responsible for the stewardship of our business and affairs. It oversees the conduct of our business, provides direction to management, and ensures that all major issues affecting our business and affairs are given proper consideration.	You can read about the duties of the Board in more detail in the Board charter (see Appendix).

Our Board believes in respect, trust, and candour and fosters a culture of open dialogue. The Board has several responsibilities and may delegate matters to its committees, while maintaining proper oversight. The Board may also delegate certain responsibilities to management from time to time, as permitted by law.

32        Precision Drilling Corporation

Expectations of Directors

We expect our directors to:

¡	comply with our code of business conduct and ethics, including our conflict of interest disclosure requirements
¡	develop an understanding of our strategy, business environment and operations, the markets we operate in, and our financial position and performance
¡	diligently prepare for each Board and committee meeting by reviewing all meeting materials in advance
¡	actively and constructively participate in each meeting and seek clarification from management and outside advisors when necessary to fully understand the issues being considered
¡	participate in continuing education programs.

We believe that an active and engaged Board governs more effectively, and we expect our directors to strive to attend all Board meetings, their committee meetings, and the annual meeting of shareholders in person. Directors may participate in regular meetings by phone if circumstances require.

Meeting Attendance

The table below shows the number of Board and committee meetings each director attended in 2014.

Name	Board	Audit Committee	Corporate Governance, Nominating and Risk Committee	Human Resources and Compensation Committee	Overall Attendance

William T. Donovan	11 of 11 (100%)	6 of 6 (100%)	6 of 6 (100%)	—	23 of 23 (100%)

Brian J. Gibson	11 of 11 (100%)	6 of 6 (100%)	6 of 6 (100%)	—	23 of 23 (100%)

Allen R. Hagerman	11 of 11 (100%)	6 of 6 (100%)	—	6 of 6 (100%)	23 of 23 (100%)

Catherine J. Hughes	11 of 11 (100%)	—	6 of 6 (100%)	6 of 6 (100%)	23 of 23 (100%)

Stephen J.J. Letwin	11 of 11 (100%)	—	6 of 6 (100%)	6 of 6 (100%)	23 of 23 (100%)

Kevin O. Meyers	11 of 11 (100%)	—	6 of 6 (100%)	6 of 6 (100%)	23 of 23 (100%)

Patrick M. Murray (1)	11 of 11 (100%)	6 of 6 (100%)	—	6 of 6 (100%)	23 of 23 (100%)

Kevin A. Neveu	11 of 11 (100%)	—	—	—	11 of 11 (100%)

Robert L. Phillips	11 of 11 (100%)	6 of 6 (100%)	6 of 6 (100%)	6 of 6 (100%)	29 of 29 (100%)

Note:

(1)	Mr. Murray will be retiring from the Board on May 13, 2015.

Decision-Making and Conflicts of Interest

The Board strives to make all decisions in the best interests of Precision and considers the interests of our shareholders, customers, employees, suppliers, communities where we operate, the environment, governments, regulators, and the general public.

From time to time, our directors will face potential conflicts of interest related to our business. Some directors may hold management or director positions with customers or with other oilfield services providers that may be in direct competition with us. Some of them may also be involved with entities that may, from time to time, provide financing or make equity investments in companies that compete with us. Any conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If directors find themselves in a conflict of interest, they will advise the chair and abstain from participating in any discussions and voting on the matter, or excuse themselves from the meeting.

2015 Management Information Circular        33

Strategic Planning

Management is responsible for developing our strategic plan and holds an annual strategic planning session with the Board, during which we carry out a look-back assessment of key strategic initiatives and review our strategic plan. The plan is revised based on our progress, and we establish annual corporate objectives and goals. Management also discusses other strategic issues including corporate opportunities and the main risks facing our business. The strategic plan is approved by the Board annually.

The Board also holds an annual budget planning meeting with management to review and approve the operating and capital budgets for the upcoming year.

Strategic issues are continuously assessed throughout the year.

Risk Oversight

We face many risks as part of our business activities, including operating, financial, governance, health and safety, environmental, compensation, strategic, and reputational risk.

The Board has overall responsibility for risk oversight and assigns specific risks to its committees:

Committee	Risk Responsibilities

Audit	Oversees financial risks

Human Resources and Compensation	Oversees compensation risk, talent management risk, and succession risk

Corporate Governance, Nominating and Risk	Oversees overall governance and risk management framework

We continually manage and assess risk and review our approach. Management provides a comprehensive update to the Board and committees regularly.

Internal Controls

The Board is responsible for overseeing the integrity of our internal controls and management information systems. It delegates responsibility for overseeing the controls over accounting and financial reporting systems to the Audit Committee.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting and provides quarterly updates to the Audit Committee. The Executive Vice President and Chief Financial Officer presents our financial results and forecasts to the Audit Committee quarterly.

Quarterly reporting to the Board and Audit Committee provides reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for, and our assets are adequately safeguarded.

Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing reasonable assurance as of December 31, 2014. KPMG audited our internal controls over financial reporting as of December 31, 2014, and provided an unqualified opinion. KPMG also provided an unqualified opinion on our consolidated financial statements as at and for the years ended December 31, 2014 and 2013.

We have an enterprise-wide quarterly certification process to reinforce risk accountability and compliance at all levels. Management reviews the results and reports them quarterly to the Board.

34        Precision Drilling Corporation

Overseeing the CEO

The CEO is appointed by the Board and is responsible for leading our business and affairs on a day-to-day basis. His key responsibilities include articulating our vision, developing and implementing a strategic plan that is consistent with our vision, and focusing on creating value for shareholders.	The Board has approved a position description for the CEO, which is available in the corporate governance section of our website.

The CEO’s annual objectives are specific, quantifiable goals. The Human Resources and

Compensation Committee recommends the annual objectives to the Board for approval and assesses the CEO’s performance against these objectives at the end of the year.

The Board has established clear limits of authority for the CEO. These are primarily limitations relating to his financial authority, approval of significant or material transactions, and departures from the strategic plan. The CEO is accountable to the Board, and the Board conducts a formal review of his performance each year.

Talent Management and Succession Planning

Precision has a talent management and succession planning process that applies to all employees. Our objectives are to have high performers in key roles across the organization and to ensure we have a stream of talented people to fill these roles in the future. We believe in the importance of offering high potential employees career development through field-based competency training, meaningful and varied work experiences and formal development.

Our talent management priorities include:

¡	acquiring and retaining high potential people early in their career
¡	selective hiring of seasoned executives and senior managers
¡	identifying and assessing high performers and developing those with potential
¡	maintaining engagement while monitoring employee development to drive high performance and retention
¡	providing high potential candidates with opportunities to present to the Board of Directors and inviting them to Board functions where they can interact with directors and senior executives informally.

Our succession strategy is a blend of promotion from within and external recruiting for key positions as appropriate. This strategy ensures smooth and timely transition at senior levels, minimizes disruptions caused by changes in leadership and maintains consistency in business strategy, practices and culture. Developing our people and filling most of the succession placements from within helps retain high potential employees, while external recruiting allows for different perspectives and fresh thinking from outside Precision.

Management also focuses its attention on all levels of management to ensure that there is a well-trained, high-performing pool of talent, with a broad range of business and functional experience, who can contribute to a collaborative culture and support our values for building a sustainable, high performing company.

When considering new appointments to executive positions, the Board considers a range of skills, experience and diversity, including the level of representation of women in executive officer positions. However, we have not established specific gender targets, as we believe the merit of the candidate and needs of the organization must remain paramount. We believe that success in attaining greater female participation at the leadership level begins early in a women’s career, fostered by exposure to a broad variety of business opportunities, line experience, and leadership with increasing levels of responsibility and scope.

Management provides annual updates to the Human Resources and Compensation Committee, and the CEO meets in-camera with the committee every year to review the depth of the talent pool and the succession capacity for critical roles.

2015 Management Information Circular        35

Compensation Risk

We have compensation policies and procedures and a formal decision-making process to help manage compensation risk. The Human Resources and Compensation Committee is responsible for overseeing compensation risk and mitigating risk as much as possible, and the Board must approve all decisions affecting the pay of our most senior executives.

The committee conducts an annual compensation risk assessment to ensure that our compensation policies and practices are sound and that our compensation program does not pose any material risk to Precision. Every second year, the committee engages a third party consultant, presently Mercer, to undertake this risk assessment on its behalf.

Mercer’s most recent assessment was conducted in 2013, and it did not find any material risks in our compensation policies and practices. As part of its 2013 assessment, Mercer also provided market data for benchmarking compensation and performance, an update on industry trends, a review of our compensation and performance peer groups, weightings of the long-term incentive mix and a compensation review of all executive positions. Notably, Mercer acknowledged our adoption of a clawback policy in 2013 to be a significant enhancement of our compensation program. (See Message on Compensation Governance starting on page 49 for more information about how we manage compensation risk and the risk assessment carried out by Mercer.)

Board Succession and Renewal

When recruiting new directors, the Corporate Governance, Nominating and Risk Committee considers candidates on merit taking into account Precision’s vision and business strategy, the skills and competencies of the current directors, any gaps in Board skills, and the attributes, knowledge and experience new directors should have in order to best enhance Precision’s business plan and strategies. In this process, the committee will also take into account diversity considerations, such as gender, age and ethnicity, with a view to ensuring that the Board benefits from the broader exchange of perspectives brought by diversity of thought, background, skills and experience (see Diversity Policy on page 31).

Term Limits

Each director’s term expires at the end of the next annual meeting or when a successor is elected or appointed to the Board. The Corporate Governance, Nominating and Risk Committee is responsible for assessing each director’s competencies and skills and reviewing the ideal qualities and skills for an effective Board.

Effective governance includes a periodic evaluation of Board policies on director term limits and mandatory retirement age. We have a dynamic and effective board, with directors who understand our business and a broad mix of skills and experience. As such, the Board has chosen not to establish term limits or a mandatory retirement policy for directors because such limitations may create a higher rate of turnover and force experienced members to leave the Board prematurely, leading to loss of continuity and momentum.

Over the past four years, four directors have retired from the Board, and we have added three new directors, including one woman. Through constant assessment of our needs and active refreshment over the past several years, we now have a Board of Directors (excluding Mr. Murray, who will be retiring from the Board on May 13, 2015) with an average age of 60 years and an average tenure of 5.7 years (see Director Nominees at a Glance on page 9).

36        Precision Drilling Corporation

Assessments

To balance the potentially competing goals of retaining seasoned directors and assuring independent oversight, the Board has charged the Corporate Governance, Nominating and Risk Committee with responsibility for implementing a comprehensive annual process that assesses the effectiveness of the Board, the various Board committees and individual directors every year. This process evaluates the performance, skills and contribution of each director and is a key mechanism for Board renewal.

Board Assessment

We periodically, and most recently in 2013, hire an experienced third party consultant to carry out a comprehensive review of our Board and conduct peer assessments. The review includes interviews with each director and certain members of our senior executive. The review focuses on board effectiveness and director interaction to help determine whether the Board’s skills, individual director experience, and the overall functioning are sufficient for the Board to fulfill its oversight responsibilities and support our strategic objectives. The Chairman of the Board combines this report with the results of his personal interviews with each director to create a summary for the Corporate Governance, Nominating and Risk Committee and the Board.

We use the results of the assessments to focus on continuous improvement in Board performance. We develop action plans and monitor them to ensure follow through and satisfactory results.

Annually, the Board reviews the Board and committee charters as well as the position descriptions of the Board and committee chairs, and approves any changes.

Committee Assessment

Each committee chair sets annual committee goals in consultation with committee members, taking into account our strategic vision, annual business plan, and issues our shareholders have raised through our engagement process or interaction with governance organizations.

Annually, each committee completes a self-assessment of its effectiveness in carrying out the duties specified in its charter and terms of reference and its performance against pre-determined annual goals.

Director Assessment

The Corporate Governance, Nominating and Risk Committee reviews:

¡	the competencies, skills and personal qualities of each director
¡	the contributions each director made to the effective operation of our Board
¡	any significant change in the main occupation and other directorships of each director.

The Chairman of the Board meets with each director to discuss various issues, focusing particularly on maximizing the contributions each director makes to the Board and committees. He uses a checklist to discuss short and long-term goals and establishes action items so directors can enhance their personal contributions to the Board and improve overall effectiveness. He also shares peer feedback, as appropriate, and reviews the director’s progress and action items. Each director also offers input on enhancing the effectiveness of the other directors and the Board overall.

The Chairman of the Board discusses the results of the individual evaluations with each committee chair and summarizes his findings for the committee and the Board.

2015 Management Information Circular        37

Nominating Directors

The Board, management and shareholders identify qualified candidates from time to time. The Corporate Governance, Nominating and Risk Committee assesses candidates against criteria approved by the Board and the qualities and skills of the current Board and approaches the strongest candidates to determine their level of interest (see Director Skills and Experience on page 25 and Board Succession and Renewal on page 36).

The committee then recommends the most qualified people to the Board for consideration. The most appropriate candidates are presented to the shareholders as the nominated directors to be elected at the annual meeting.

A shareholder can nominate a candidate by submitting the person’s name, background, qualifications, and experience to our Corporate Secretary. Our by-laws require that a shareholder give us advance notice of and details about any proposal to nominate directors for election to the Board when nominations are not made by requesting a meeting or by making a shareholder proposal through the procedures set out in the Business Corporations Act (Alberta). If the nomination is to be presented at an annual meeting of shareholders, the notice must be given 30 to 65 days in advance of the meeting. If the annual meeting is to be held within 50 days after we announce the meeting date, the notice must be given within 10 days of the meeting announcement. If the nomination is to be presented at a special meeting of shareholders (that is not also an annual meeting) in which one of the items of business is the election of directors, then the notice must be given within 15 days of the meeting announcement. All nominations received will be forwarded to the committee chair, who will present them to the Corporate Governance, Nominating and Risk Committee for consideration.

Communicating with the Board

We are committed to engaging and communicating with our shareholders. Shareholders and other interested parties can communicate with members of the Board, including the chair and other non-management directors.

We expect all of the nominated directors to attend the annual meeting of shareholders, and they will be available at the meeting if you wish to speak to them in person.

Shareholders can contact the Board, the Chairman of the Board, or any of the directors by writing to:

Precision Drilling Corporation

Suite 800, 525 - 8th Avenue SW

Calgary, Alberta T2P 1G1

Attention: Corporate Secretary

Or email: corporatesecretary@precisiondrilling.com

Board Committees

The Board has established three standing committees, composed of independent directors, to help it carry out its responsibilities more effectively:

¡	Audit Committee
¡	Corporate Governance, Nominating and Risk Committee
¡	Human Resources and Compensation Committee.

The Board may also create special ad hoc committees from time to time to deal with other important matters.

Each standing committee has a charter and terms of reference. Each committee chair has a position description approved by the Board (available on our website).

The committee reports that follow summarize each committee’s charter, composition, responsibilities, and key activities in 2014.

38        Precision Drilling Corporation

Audit Committee

Allen R. Hagerman (chair)

William T. Donovan, Brian J. Gibson, Patrick M. Murray, Robert L. Phillips

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada and the U.S., and the NYSE corporate governance standards. The Board looks at the director’s ability to read and understand the financial statements of an operating business with similar complexity as Precision in determining whether a director is financially literate and has determined that each member is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE.

Messrs. Donovan, Gibson, Hagerman, and Murray are all considered financial experts. They meet the requirements because of their training and expertise. Mr. Murray will be stepping down from the committee on May 13, 2015, in conjunction with his retirement from the Board.

The committee has three main areas of responsibility:

Financial Reporting

Oversees the quality and integrity of financial reporting

The committee reviews the following and recommends them to the Board for approval:

¡ annual audited financial statements and MD&A

¡ quarterly financial statements and MD&A.

Internal Control Systems

Oversees the quality, integrity and performance of our internal control systems for finance and accounting, our internal audit function, and our disclosure controls

The committee receives reports on the following every year:

¡ our disclosure controls and practices

¡ our internal controls over financial reporting

¡ the timetable and process for the CEO and CFO to certify the accuracy of our quarterly and annual securities filings

¡ the work product of our internal audit group.

External Auditors

Oversees the external auditors (currently KPMG LLP)

The committee:

¡ reviews the external auditors’ annual audit plan, fees, performance, and independence

¡ pre-approves all services that the external auditors provide to make sure they remain independent.

The committee is also responsible for overseeing:

¡	compliance with laws and regulations relating to financial reporting

¡	compliance with the provisions of the code of business conduct and ethics relating to financial reporting matters

¡	certain financial risks delegated by the Board.

You can find more information about the Audit Committee in our annual information form, which is filed on SEDAR.

The committee met six times in 2014, and met without management present at every meeting. It also met separately with the Director, Audit Services and separately with KPMG, in each case, on five occasions during 2014.

2015 Management Information Circular        39

Corporate Governance, Nominating and Risk Committee

William T. Donovan (chair)

Brian J. Gibson, Catherine J. Hughes, Stephen J.J. Letwin, Kevin O. Meyers, Robert L. Phillips

The committee is responsible for overseeing compliance with current governance requirements and monitoring emerging issues, developing and implementing best governance practices, and overseeing our approach to enterprise risk management. The committee is also responsible for conducting director assessments and developing director compensation.

Board Operations

Oversees the Board operations from a governance perspective

The committee:

¡ assesses the size and composition of the Board

¡ assesses the number of committees and their composition and charters

¡ ensures directors have access to continuing education programs

¡ oversees directors’ compliance with our code of business conduct and ethics.

Director Compensation

Develops a director compensation package with advice from an independent external consultant (currently Mercer)

The committee:

¡ reviews director compensation every year

¡ recommends director compensation to the Board for approval.

Board and Director Assessment

Assesses the overall effectiveness of the Board and committees

The committee:

¡ develops and implements an evaluation process to focus on continuous improvement in Board performance

¡ assesses skills appropriate for an effective Board and identifies skills we should recruit for when making changes to the Board

¡ maintains a Board succession plan that meets our needs and the interests of our shareholders.

Director Nominations

Recommends to the Board suitable candidates for nomination for election as directors

The committee:

¡ assesses each director’s competencies and skills and reviews the ideal qualities and skills for an effective Board

¡ assesses new candidates on merit against criteria approved by the Board

¡ recommends the most qualified people to the Board for consideration

¡ oversees an orientation program for new directors.

Corporate Governance Principles

Carries out corporate governance initiatives

The committee:

¡ evaluates our approach to corporate governance to ensure we continue to comply with corporate governance requirements and assesses and implements evolving good governance practices

¡ reviews key corporate policies including the code of business conduct and ethics and insider trading and disclosure policies

¡ reviews the Board and committee charters, and position descriptions of the Board and committee chairs.

Enterprise Risk Management

Ensures the organization actively evaluates its business risks

The committee:

¡ evaluates our approach to enterprise risk management to ensure we assess risks that may impede our business goals

¡ oversees our foreign anti-bribery and anti-corruption practices

¡ reviews processes in place to mitigate risks and manage risks within acceptable tolerances, as established by management and reviewed with the committee.

The committee met six times in 2014, and met without management present at every meeting.

40        Precision Drilling Corporation

Human Resources and Compensation Committee

Dr. Kevin O. Meyers (chair)

Allen R. Hagerman, Catherine J. Hughes, Stephen J.J. Letwin, Patrick M. Murray, Robert L. Phillips

The committee is responsible for human resources and compensation governance and all matters relating to executive compensation. Mr. Murray will be stepping down from the committee on May 13, 2015, in conjunction with his retirement from the Board.

Executive Compensation

Consults with management and seeks advice from an independent external consultant (currently Mercer) to develop our general philosophy on compensation and reviews all compensation policies and programs for our executives and recommends them to the Board for approval

The committee’s review and recommendations include:

¡ the annual corporate goals and objectives for the CEO and other executive officers

¡ the performance of the CEO and other executive officers against those goals and objectives

¡ the compensation for the CEO based on the committee’s assessment

¡ the compensation for the executive officers based on the CEO’s evaluations

¡ a review of our compensation program for the CEO and senior management

¡ employment contracts with the executive officers.

The committee is also responsible for assessing compensation risk and overseeing the development and implementation of compensation programs, including any incentive and equity-based plans.

Talent Management and Succession Planning

Monitors succession planning for the CEO and other key roles

The committee:

¡ reviews the succession planning process for the CEO, senior executives, and all key positions

¡ identifies replacements to immediately step into those positions in an emergency situation

¡ identifies other candidates who have the potential to fill senior executive and other key positions and oversees their development in our talent management system.

Other Major Human Resources Programs

The committee is responsible for overseeing the development and implementation of programs aimed at:

¡ employee attraction, recruitment and retention

¡ employee development, including performance management, training and development, and talent management

¡ administration of pensions and benefits.

The committee is responsible for reviewing and approving the compensation disclosure that management prepared for this circular.

The committee met six times in 2014, and met without management present at every meeting.

2015 Management Information Circular        41

Management
Information
Circular
C. Director Compensation

This section describes our director compensation program, including how compensation is set and the different components of our director compensation program.

43	Compensation Discussion and Analysis

43	1.	Approach

44	2.	Components

46	2014 Compensation Details

42        Precision Drilling Corporation

Compensation Discussion and Analysis

Precision’s director compensation program is structured to address the following principles:

In this director compensation and analysis, director means a non-management director, unless otherwise indicated.

As a member of management, Mr. Neveu is not compensated for his services as a director and does not participate in the DSU plan.

¡ align directors’ interests with the long-term success of Precision
¡ attract and retain highly-qualified directors to our Board with a sufficient range of skills, expertise, and experience
¡ compensate directors appropriately for their knowledge and contributions
¡	be competitive with comparable public companies

To align the interests of directors with shareholders, our directors:

¡	receive a portion of their compensation in the form of deferred share units (DSUs), which vest immediately but cannot be redeemed until retirement (see DSU Plan on page 44). The value of DSUs received by directors tracks the performance of Precision shares.
¡	may voluntarily elect to receive all or a portion of their annual cash retainer in the form of DSUs.
¡	are required to accumulate and hold Precision shares and/or DSUs equivalent to two times their annual retainer within four years of joining the Board. Directors have a substantial financial interest in Precision.

1 – Approach

The Corporate Governance, Nominating and Risk Committee is responsible for reviewing directors’ compensation and recommending the appropriate level and mix to the Board. We review director compensation every year, giving consideration to the directors’ risks, responsibilities, time commitment, complexity of information and decisions, best practices, and general market trends for director compensation. We use published compensation surveys for reference and also periodically seek independent advice from an external consultant (currently Mercer).

The Board generally sets compensation at or slightly below the median (50th percentile) of a compensation comparator group of public companies within the broader oilfield services industry, using the same compensation peer group that the Human Resources and Compensation Committee uses for benchmarking executive compensation (see Benchmarking on page 59).

Equity is an important element of compensation to emphasize alignment with shareholders. Equity pay is determined in reference to a specified value rather than a specified number of DSUs to better reflect market value at the time of grant. Non-management directors do not participate in our stock option plan.

In 2013, we engaged Mercer to review directors’ compensation, including peer practices with respect to director meeting and retainer fees and director share ownership to assess the competitiveness of compensation practices and ownership expectations. Following this review, and in light of changes to the executive compensation peer group, we increased the annual equity retainer paid to our non-management directors in the form of DSUs, and a new fee structure was adopted effective October 1, 2013.

In 2014, we informally updated the analysis using the Mercer framework. Precision was close to the 50th percentile in nearly all relevant metrics relative to the compensation peer group. After careful consideration of Precision’s share price performance and placement within the compensation peer group, the Corporate Governance, Nominating and Risk Committee recommended that no changes be made to director compensation.

We do not offer performance-based compensation for non-management directors.

2015 Management Information Circular        43

Director Share Ownership Guidelines

We require our directors to have an ownership stake in the company to align the interests of our directors and shareholders. Each director is expected to own at least twice the amount of his or her annual retainer in Precision shares within four years of joining the Board. Shares (held directly or beneficially through a nominee) and DSUs count towards meeting our share ownership guidelines. We use the actual purchase cost or the current market price, whichever is higher, to value shares and calculate the ownership levels. (See Director Profiles starting on page 9 for details.)

2 – Components

Director compensation is cash and equity based and is made up of a retainer component and meeting fees. The table below shows the current fee schedule, which went into effect on October 1, 2013:

Annual Retainer
Chairman of the Board	$110,000 in DSUs + $135,000
Committee chairs	$15,000
Board member	$110,000 in DSUs + $40,000
Committee members	$7,500
Meeting Fees
Board meeting	$1,500
Audit Committee meetings	$2,500
Other Board committee meetings	$1,500

DSU Plan

Deferred Share Units

Form of Award	Notional share-based awards (plan is potentially dilutive)
Who Participates	Non-management directors
Purpose

Granted annually, as part of retainer, to promote greater alignment of interests between the directors and shareholders and assists directors in achieving compliance with our share ownership guidelines

Vesting	Vest upon grant Units earn dividend equivalents quarterly at the same rate as dividends paid on Precision shares (dividend equivalents are notionally reinvested as additional units)
Payout	Settled in cash or shares after the director retires
Assignment	Cannot be assigned

Directors automatically receive a portion of their retainer in DSUs. They can choose to receive all or a portion of the balance of their retainers and fees in DSUs instead of cash.

DSUs are allocated quarterly to a notional account for each director based on the amount of compensation that the director has elected to receive in DSUs. Fees are paid quarterly, and we use the weighted average closing price of Precision shares on the TSX for the five trading days immediately prior to the payment date (generally the last business day of each quarter) to calculate the number of DSUs. Directors are also credited with additional DSUs corresponding to any associated notional dividend payments.

DSUs vest immediately. When the director retires from the Board, he or she can redeem them, either for cash or Precision shares (at our sole discretion, as long as there is a public market for Precision shares). The shares are either purchased on the open market by an independent broker, using the cash (after deducting any withholding taxes) that would otherwise have been paid to the director, or issued by us from treasury at a subscription price per share equal to the fair market value of Precision shares.

44        Precision Drilling Corporation

Directors can receive a lump sum payment or two separate payments any time up until December 15 of the year following their retirement, as long as the dates do not fall within a blackout period. If the director does not specify a redemption date, DSUs issued under the new plan will be redeemed on one date, six months after the retirement date. We calculate the cash amount by multiplying the number of DSUs by the weighted average closing price of Precision shares on the TSX for the five trading days immediately prior to the payout date, and then deduct any withholding taxes that apply.

If a director also becomes an employee of Precision or an affiliate, he can no longer participate in the DSU plan as of that date, but can participate again when his employment ends.

DSUs cannot be transferred or assigned to another person, other than certain rights that pass to a director’s beneficiary or estate upon death (according to the terms of the plan). The Human Resources and Compensation Committee can also grant discretionary DSUs to directors for service on the Board, but has not done so to date.

About DSUs

A deferred share unit (DSU) is a phantom unit equal to the fair market value of a Precision share. It is settled in cash or shares after the director retires.

The current DSU plan was approved by shareholders in May 2011 and went into effect on January 1, 2012.

Directors received DSUs under the old DSU plan until the end of 2011. (See Equity Incentive Plan Information on page 84 for more information about the prior plan.)

The Corporate Governance, Nominating and Risk Committee and the Board review the DSU plan periodically to ensure it continues to meet our business objectives and remains competitive.

Granting of DSUs

The total number of Precision shares available for issue from treasury to directors under the current DSU plan is limited to:

¡	a maximum of 1,000,000 Precision shares
¡	not more than 10% of the total issued and outstanding Precision shares to insiders, in any single year, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury
¡	not more than 10% of the total issued and outstanding Precision shares issued to insiders, at any time, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury.

At December 31, 2014, a total of 278,587 Precision shares were issuable under the current DSU plan based on the total balance of DSUs in the directors’ accounts.

The current DSU plan was approved by shareholders in May 2011 and superseded our old DSU plan as of January 1, 2012. The old DSU plan will remain in place until all outstanding DSUs under that plan have been redeemed. From time to time, DSUs are issued from the old DSU plan to provide for dividends declared on Precision’s shares, as provided for under that plan. At December 31, 2014, a total of 226,010 Precision shares were issuable under the old DSU plan based on the total balance of DSUs in the directors’ accounts.

2015 Management Information Circular        45

2014 Compensation Details

The table below shows the fees we paid our non-management directors for the year ended December 31, 2014. Mr. Phillips receives a higher retainer because of his increased duties and responsibilities as Chairman of the Board.

Share-based awards is the portion of the annual retainer, meeting and other fees received as DSUs in accordance with the terms of our DSU plan. In addition, non-management directors are reimbursed for their Precision-related travel expenses.

Name	Cash Fees Earned ($)	Share-Based Awards ($) (1)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
William T. Donovan	106,000	110,000	–	–	–	–	216,000
Brian J. Gibson	49,250	159,250	–	–	–	–	208,500
Allen R. Hagerman	106,000	110,000	–	–	–	–	216,000
Catherine J. Hughes	92,500	110,000	–	–	–	–	202,500
Stephen J.J. Letwin	92,500	110,000	–	–	–	–	202,500
Kevin O. Meyers (2)	109,000	110,000	–	–	–	–	219,000
Patrick M. Murray	98,500	110,000	–	–	–	–	208,500
Robert L. Phillips	210,000	110,000	–	–	–	–	320,000

Notes:

(1)	Excludes any DSUs granted as a result of dividend payments on the underlying Precision shares.

(2)	Dr. Meyers received $9,000 for attending six management Safety Council meetings in 2014 as the Board’s representative. This amount is included in his cash fees earned.

Outstanding Option-Based Awards and Share-Based Awards

The table below shows all outstanding share-based awards for each non-management director as at December 31, 2014. Non-management directors do not participate in our stock option plan.

Name	Number of DSUs That Have Not Vested (#) (1)	Market or Payout Value of DSUs That Have Not Vested ($)	Market or Payout Value of Vested DSUs Not Paid Out or Distributed ($) (2)
William T. Donovan	–	–	393,666
Brian J. Gibson	–	–	297,939
Allen R. Hagerman	–	–	812,973
Catherine J. Hughes	–	–	158,250
Stephen J.J. Letwin	–	–	626,766
Kevin O. Meyers	–	–	252,699
Patrick M. Murray	–	–	497,779
Robert L. Phillips	–	–	451,784

Notes:

(1)	DSUs vest immediately on the date of grant.

(2)	Calculated based on a value of $7.06, the closing price of the underlying Precision shares on the TSX on December 31, 2014.

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Value Vested or Earned During the Year

The table below shows the value vested or earned on all share-based awards for each non-management director during the year ended December 31, 2014.

Name	DSUs – Value Vested During the Year ($) (1)(2)
William T. Donovan	122,052
Brian J. Gibson	167,186
Allen R. Hagerman	136,686
Catherine J. Hughes	113,836
Stephen J.J. Letwin	132,651
Kevin O. Meyers	117,108
Patrick M. Murray	125,685
Robert L. Phillips	124,080

Notes:

(1)	DSUs vest immediately on the date of grant.

(2)	Includes DSUs granted as a result of dividend payments on the underlying Precision shares.

2015 Management Information Circular        47

Management Information Circular
D. Executive Compensation

‘Pay for performance’ is a key part of our compensation programs. We have designed our compensation programs to support our strategic objectives, drive High Performance, High Value services to our customers, and create shareholder value over the long term.

This section discusses compensation governance, our executive compensation program, and the decisions affecting executive pay for 2014 and 2015.

49	Message on Compensation Governance

52	Compensation Discussion and Analysis

52	1.	Overview

55	2.	Share Performance and Executive Compensation

59	3.	Approach
59		– Benchmarking
61		– Our Decision-Making Process
62		– Executive Share Ownership Guidelines

63	4.	Components
63		– Base Salary
63		– Short-Term Incentive Plan
66		– Long-Term Incentive Plans
70		– Retirement Benefits
70		– Employee Share Purchase Plan
70		– Other Benefits
70		– Perquisites

71	5.	2015 Program Changes

72	6.	2014 Executive Compensation Decisions

76	7.	CEO Compensation

80	2014 Compensation Details
80	– Summary Compensation Table
82	– Incentive Plan Awards
84	– Equity Incentive Plan Information
85	– Retirement Benefits
85	– Termination and Change of Control

48        Precision Drilling Corporation

Message on Compensation Governance

Dear Shareholder,

Both Precision and the Board are committed to high standards of compensation governance.

The Human Resources and Compensation Committee (the committee) is 100% independent and is responsible for compensation governance and all matters relating to executive compensation. One of its main duties is ensuring that all compensation policies, decisions, and plan designs are consistent with Precision’s high governance standards. The committee also recommends the compensation for the CEO and other senior executives to the Board for its review and approval, and reviews and approves the compensation disclosure in this circular.

Qualified and Experienced

The committee has a strong mix of skills and experience to effectively carry out its duties and responsibilities on behalf of the Board and Precision’s shareholders. It operates independently of management and sets aside time at every meeting to meet without management.

Skills and Experience	Number of Committee Members
Business experience	6 / 6
Industry experience	6 / 6
Financial background	4 / 6
Compensation experience (compensation committees of other public companies or organizations)	6 / 6
Senior leadership experience	6 / 6

The committee currently has six members: Kevin O. Meyers (chair), Allen R, Hagerman, Catherine J. Hughes, Stephen L.L. Letwin, Patrick M. Murray, and Robert L. Phillips (Chairman of the Board). Mr. Murray will be stepping down from the committee on May 13, 2015, in conjunction with his retirement from the Board.

Other Important Things to Know

¡	Dr. Meyers currently serves on the compensation committee of two other public companies.
¡	Mr. Hagerman currently serves on the compensation committee of a significant not-for-profit organization and previously served on the compensation committee of another not-for-profit organization.
¡	Ms. Hughes is knowledgeable in compensation matters because of her prior role as Vice President, Operational Services, Technology and Human Resources at Nexen Inc.
¡	Mr. Letwin currently chairs the compensation committee of a large private company and previously served on the compensation committee of another public company.
¡	Mr. Phillips has compensation experience as a member of the compensation committee of four other public companies.

See page 9 for more information about the directors’ background and experience and page 41 for details about the committee’s responsibilities and key activities in 2014.

2015 Management Information Circular        49

Formal Decision-Making Process

The committee fully recognizes the growing attention investors and other stakeholders are putting on compensation issues. No decision or recommendation is taken lightly. The committee follows a strict, formal process for reviewing our compensation programs and making recommendations to the Board. All decisions about executive pay are based on Precision’s pay-for-performance philosophy and key decisions must be approved by the Board.

Compensation Risk Management

The committee plays a critical role in managing compensation risk as part of its duties and responsibilities. It monitors governance issues and industry developments, and carries out the following every year:

¡	reviews market data with its independent consultant (currently Mercer) to make sure compensation is competitive
¡	reviews the program components
¡	reviews the performance metrics under the incentive plans.

The committee has the discretion to carry out a third-party compensation risk assessment when required to ensure compensation risk is managed appropriately.

Risk Assessment	Seven Areas of Compensation Risk
In late 2013, the committee carried out a comprehensive compensation risk assessment as part of its oversight activities and in response to Canadian regulatory requirements and increasing attention on governance practices generally.	1. Pay mix
2. Incentive plan funding
3. Performance period

Mercer assisted the committee and assessed Precision’s executive compensation policies, program, and components in seven key areas. It confirmed that the compensation policies and program structure are sound and did not identify any

4. Performance measures
5. Pay for performance
6. Amount of incentive payouts
7. Plan governance and risk mitigation
material risks, consistent with its prior assessment in 2011.

Key Findings

¡	Executive compensation includes a significant variable (at-risk) pay component, which is higher than Precision’s peers.
¡	There is an appropriate balance between short and long-term incentives and the type of award (time and performance-based vesting, and option and share-based awards).
¡	Long-term incentives account for more than half the total pay for senior executives.
¡	Incentive plans have different performance periods, varying from one to seven years, and are not directly linked to Precision’s ability to pay.
¡	Absolute and relative metrics are used to assess performance, and the short-term incentive plan and performance share unit plan have threshold levels of performance.
¡	The committee assesses performance under each plan separately according to the structure of each plan, its performance metrics, and actual results.
¡	The incentive plans are structured in a way to prevent excessive payouts.
¡	Total payouts under all incentive plans are a manageable percentage of Precision’s ability to pay.
¡	The committee can use discretion to increase or decrease the short-term incentive award in light of actual performance and any extenuating circumstances.

The committee conducted an internal assessment in 2014, using Mercer’s framework, and the compensation program was largely unchanged. The committee did not identify any material areas of risk based on its assessment.

50        Precision Drilling Corporation

Independent Advice

The committee receives independent advice on compensation matters and has worked with Mercer since 2006. Mercer reviews the competitiveness of pay levels, general compensation issues, and risks relating to executive compensation design and provides insights into market trends and advice on technical compensation matters. The committee pre-approves all services Mercer provides to make sure they remain objective and independent.

The table below shows the total consulting fees paid to Mercer over the last two years.

	2014 ($)	2013 ($)
Executive compensation-related fees	225,057	310,697
(Human Resources and Compensation Committee)

All other fees	182,877	113,928
(pension and benefits consulting)
Total fees	407,934	424,625

Management seeks independent advice on human resources and compensation matters from time to time. It uses Towers Watson for these services to maintain impartiality and avoid any conflicts of interest.

Strong Governance Foundation

The committee is satisfied that Precision’s compensation policies and practices do not encourage any inappropriate risk taking and that proper policies and practices are in place to identify and mitigate potential risks facing the company.	98% ‘say on pay’ approval rating

As a matter of principle, the committee does not gross-up incentive awards to account for withholding taxes and does not backdate or reprice stock options.

The committee always exercises sound judgment and makes decisions and recommendations based on overall corporate performance and in the best interests of shareholders while adhering to the overall program objectives. The committee can also use discretion when making recommendations to the Board on executive pay if it deems it appropriate.

The committee continues to assess various governance issues and industry developments to make sure Precision’s compensation policies and practices are appropriate and effective. The addition of anti-hedging provisions to our insider trading policy in 2011, the adoption of a new clawback policy in 2013, and additional program enhancements in 2014 strengthen our compensation governance and pay for performance principle. Precision received over 98% approval from shareholders on its approach to executive compensation at last year’s meeting. We look forward to meeting with shareholders at this year’s meeting.

Sincerely,

Dr. Kevin O. Meyers
Chair, Human Resources and Compensation Committee

2015 Management Information Circular        51

Compensation Discussion and Analysis

1 – Overview

This section describes our executive compensation program for 2014, our performance, and the key decisions affecting executive pay for our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated officers (our named executives):

¡	Kevin A. Neveu, President and Chief Executive Officer (CEO)
¡	Robert J. McNally, Executive Vice President and Chief Financial Officer (CFO)
¡	Douglas J. Strong, President, Completion and Production Services
¡	Gene C. Stahl, President, Drilling Operations
¡	Niels Espeland, President, International Operations

Our executive compensation is designed to support our strategy and decisions on executive pay are a direct result of our performance. This report was prepared by management, and reviewed and approved by the Board’s Human Resources and Compensation Committee (the committee).

Our Strategy

Our vision is to be recognized as the High Performance, High Value provider of services for global energy exploration and development. We work toward this vision by defining and measuring our results against strategic priorities we establish at the beginning of every year.

You can read more about our strategy and performance in our 2014 MD&A, available on our website (www.precisiondrilling.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Our corporate and competitive growth strategies are designed to optimize resource allocation and differentiate us from the competition, generating value for investors. We are executing our strategy by investing in our physical and human capital infrastructure to advance field level professional development, providing industry leading service to customers and demanding safe operations, leveraging our scale of operations, and utilizing established systems to promote consistent and reliable service.

2014 Performance Highlights

Drilling activity was robust throughout most of 2014, despite rapidly falling oil prices in the second half of the year. On the strength of oil prices, the industry momentum at the end of 2013 continued into 2014 as customers in North America focused on unconventional oil and natural gas liquids targets. Drilling activity in the Middle East and Mexico was strong throughout 2014, driven primarily by higher oil prices. Natural gas prices were higher for most of the year relative to 2013, but not high enough to encourage increased gas-directed drilling activity.

Financial Performance

Earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, loss on asset decommissioning, and depreciation and amortization (Adjusted EBITDA, see footnote 1 on page 65) increased in 2014, mainly because of higher utilization and higher average pricing in our Contract Drilling Services segment.

We maintained fiscal discipline in 2014, increasing the quarterly dividend in October while deploying capital to contracted new build and upgrade opportunities throughout the year and securing contracts for rigs to be delivered through the first half of 2015. As oil prices deteriorated, we reduced our long lead item capital program and prepared to decrease our maintenance capital spending to match potential declines in activity. Additionally, we secured long-term debt financing at attractive rates through a senior notes offering in June.

52        Precision Drilling Corporation

Operational Performance

In addition to our strong financial results, we achieved near maximum results on the majority of our operational metrics in 2014:

¡	added 15 Tier 1 new-build drilling rigs under previously negotiated term contracts
¡	upgraded 12 existing rigs under customer contracts, half of which were tier upgrades
¡	secured multiple new customer relationships with new-build drilling contracts
¡	decommissioned 29 legacy drilling rigs (19 in Canada and 10 in the U.S.), 35 well servicing rigs, and two snubbing units
¡	increased our active international fleet from eight at the beginning of 2013 to 15 at the end of 2014 and generated 4,036 rig utilization days in 2014, a 13.5% increase over 2013
¡	divested two non-core business units – our U.S. trucking division and our U.S. coil tubing fleet – for cash
¡	trained 2,995 employees at our Houston and Red Deer Technical Centres
¡	completed construction of our Nisku Technical Centre, which will consolidate certain operations and technical support centres, and offer a new employee training centre complete with a fully functioning training rig.

2014 Key Compensation Decisions

Compensation decisions for our named executives are based on both corporate and individual performance, demonstrating the link between pay and performance. Decisions about executive pay are recommended by the committee (in consultation with its independent consultant, Mercer) and reviewed and approved by the Board.

Our compensation program emphasizes the long term. Incentive awards pay out over time and account for the majority of executive pay.

Note:

(1)	While the committee has the ability to grant long-term incentives in the form of restricted share units (RSUs), no RSUs have been granted to the named executives in the last three years. We typically grant RSU awards to executives only in certain situations. For example, we awarded RSUs to Mr. Espeland in 2011 as a sign-on grant to compensate him for deferred compensation forfeited with a former employer. RSUs, when awarded, are paid out over three years based on share price.

Overall, compensation for the named executives in 2014 was higher than 2013 as a result of stronger financial and operational performance which, combined, had the greatest impact on variable, or at-risk, compensation. Corporate performance accounts for 80% of the performance assessment under our short-term incentive plan, drawing a direct link between pay and financial performance.

Total compensation awarded to the CEO was $4,760,640, 33% higher than 2013. This compares to an average of $1,880,019 for the other named executives, 33% higher than 2013.

2015 Management Information Circular        53

Base Salaries

¡	In March 2014, base salaries increased 3% for the named executives, consistent with an average of 3% for eligible employees across the company. The only exceptions were adjustments for Mr. Neveu (up 10%) and Mr. McNally (up 14%) because their salaries were below the median for CEO and CFO salaries in our 2014 compensation peer group:
–	Mr. Neveu’s base salary has been significantly below the median of our peer group for several years.
–	Mr. McNally moved to the U.S. in 2013 and his base salary is now benchmarked against the U.S. market. As a result, an adjustment was required in order to stay competitive with the U.S. market.
¡	Base salaries are frozen for the named executives in 2015 in light of market conditions with the rapid decline in oil prices and our focus on cost management.

Short-Term Incentive

¡	Annual bonuses for 2014 were higher than 2013 because of stronger financial and near maximum results on most of our operational metrics.
¡	Funding of the corporate component was 113.90% out of a potential 160%, based on the committee’s assessment of corporate performance against pre-determined, company-wide financial and operational metrics in our 2014 STIP scorecard. This compares to our corporate component of 55.26% in 2013.
¡	Individual performance for the named executives ranged from 20% to 40% out of a potential 0% to 40%.

Long-Term Incentives

¡	A 2014 long-term incentive award was granted to the named executives, each consisting of 60% performance share units (PSUs) and 40% options (all considered at-risk compensation). The Board places a higher weighting on PSUs to increase the focus on performance-based vesting and reinforce the link between pay and performance.
¡	No restricted share units (RSUs) were awarded to the named executives in 2014, consistent with our practice over the past several years.
¡	The 2012 PSU award vested on January 31, 2015 and was paid out on March 10, 2015, using a payout multiplier of 1.08 based on our relative total shareholder return and the Board’s review and approval.

Our continued strong operational performance and improved financial results in 2014, combined with our solid balance sheet and high quality rig fleet, positions us well for a market in 2015 that will likely experience significantly lower industry activity due to significantly lower oil prices.

The following section discusses our share performance, executive compensation program, 2014 performance, and the compensation decisions for our named executives in more detail.

54        Precision Drilling Corporation

2 – Share Performance and Executive Compensation

The graph below shows our total shareholder return (TSR) over the last five years assuming $100 was invested in Precision shares on December 31, 2009 (then trust units) and dividends (or distributions) were reinvested over the period.

It compares our TSR to the total return of the S&P/TSX Composite Index (S&P/TSX), the S&P/NYSE Composite Index (S&P 500) and the Philadelphia Stock Exchange Oil Service Sector Index (OSX).

Market Environment

¡	We converted from a trust to a corporate structure in 2010. Our strong performance in 2010 exceeded most of the financial and operational targets set at the beginning of the year, demonstrating an exceptional recovery from the severe global economic downturn and financial challenges of 2009.

¡	We delivered exceptional financial and strategic results in 2011, with all financial metrics significantly exceeding the expectations set at the beginning of the year. In 2011, we contracted 42 new-build drilling rigs in the U.S. and Canada and accomplished several key strategic initiatives, including significant development of our directional drilling business and finalizing long-term contracts for three drilling rigs in Saudi Arabia. Our financial and strategic successes, however, were largely overshadowed by broad market concerns about a slow economic recovery in the U.S., the European debt crisis and the general macro-economic environment.

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¡	In 2012, our operating market softened due to volatile oil prices, depressed natural gas prices and general economic uncertainty, leading to lower industry activity in Canada and the U.S. Despite the challenging environment, we completed several initiatives to position Precision for long-term growth and success. We manufactured and deployed 36 new-build drilling rigs, upgraded 11 existing drilling rigs, grew the international drilling fleet from two active rigs to eight, and increased directional drilling activity. We signed contracts for additional rig deployments in Kuwait, Mexico and the Kurdistan region of Iraq, and we invested in the Completion and Production Services segment by adding new service lines and increasing our penetration of the U.S. market.

We continued to focus on capital discipline in our investments and maintained balance sheet flexibility with an increased revolving credit facility. As part of our long-term strategy of fiscal discipline and generating returns to shareholders, we instituted an annualized dividend of $0.20 per share, payable quarterly, and paid our first quarterly dividend of $0.05 per share in December 2012.

¡	In 2013, industry drilling activity was stagnant in the U.S. and softer in Canada as natural gas prices remained depressed for most of the year, and many oil and gas customers focused on reducing operating costs with more tightly controlled budgets. Within North America, demand for Tier 1 assets remained strong and drilling contractors that were able to deliver highly efficient drilling services began to distinguish themselves. Precision was successful in maintaining strong dayrates throughout the year, a benefit resulting from recent fleet investments. We delivered seven new-build drilling rigs in 2013 and prepared for delivery of another 11 new-build rigs in 2014.

We continued to invest in the quality of field personnel with training and development initiatives at our Houston and Red Deer Technical Centres and the start-up of construction of our Nisku Technical Centre. Our international activity increased with delivery of two upgraded rigs to the Kurdistan region of Iraq and two additional rigs to Mexico.

On December 5, 2013, AIMCo sold its entire 19% equity position in Precision, resulting in a short-term decline in the trading price of our shares that was not related to our performance.

In the fourth quarter, we increased our quarterly dividend by 20%, to $0.06 per share.

¡	In 2014, we deployed 15 new-build rigs for customers, including seven to the U.S, five to Canada and three to international locations. Additionally, we contracted for 17 new-build rigs for delivery in 2015, including 13 for the U.S, three for Canada and one for international operations. The 20 new-build rigs contracted for delivery to the U.S. market in 2014 and 2015 were for nine different customers, seven of the eight Canadian new-build rigs were for customers with an ownership interest in resources expected to support potential Canadian liquefied natural gas (LNG) exports, and the four international new-build rigs were for deployment in Saudi Arabia and Kuwait.

We continued our focus on safety and leadership training through the utilization of our Technical Centres, including our Nisku Centre, which opened in the fall of 2014. In 2014, we trained 2,995 people at our Technical Centres. Additionally, we supported our safety training efforts with the field-based safety stand down program, which affected 4,581 employees in 2014.

We enhanced our integrated directional drilling service offering by entering into a strategic technology and service agreement and marketing alliance with Schlumberger where Precision gained the ability to offer Schlumberger’s downhole technology to customers with the training and technical support from Schlumberger.

In the fourth quarter, we increased our quarterly dividend by 17%, to $0.07 per share, yet still managed our balance sheet for capital efficiency and liquidity preservation during the year. We completed two non-core dispositions for cash and secured additional long-term financing through a senior notes offering. These transactions ensured us a strong cash position as we entered a severe industry downturn at the end of 2014.

56        Precision Drilling Corporation

Cost of Management Ratio

The table below compares our market capitalization and net earnings to the total compensation cost for our named executives for the last three years.

Compensation Trend

Three of our named executives – Mr. Neveu, Mr. Stahl and Mr. Strong – have been employees for at least six years, while Mr. McNally was appointed CFO in July 2010 and Mr. Espeland was appointed President, International Operations in November 2011.

Total compensation for our named executives has generally moved in tandem with our TSR from 2010 to 2014; however, there is no direct correlation between TSR and total compensation awarded to our named executives because base salary and the short-term incentive plan are not based on share performance.

¡	In 2010, we increased the base salaries of certain executives to reflect their increased scope of responsibilities and more closely align with our compensation philosophy. This included the CEO as he was significantly below the 25th percentile of our compensation peer group at the time.

¡	In early 2011, we approved a 2% salary increase for each named executive, except for Mr. Espeland who joined Precision in late 2011. Our strong operational and financial performance, combined with the removal of the 2.5% cap on EBIT (earnings before interest and taxes), resulted in a significant increase in the 2011 short-term incentive awards compared to prior years, but long-term incentive awards remained relatively the same as 2010.

¡	In March 2012, the named executives (other than Mr. Espeland) received a 3% increase in base salary. The 2012 short-term incentive awards declined as a result of lower financial performance. The grant values of the 2012 long-term incentive awards were the same levels as the 2011 grants, except for Mr. Neveu. His award increased 31% because of his success in leading core strategic growth strategies that drove our five-year plan.

¡	There were no changes to base salaries for the named executives in March 2013. The 2013 short-term incentive awards were below target as a result of lower financial performance. Grant values of the 2013 long-term incentive awards were the same level as 2012, except for Mr. McNally. His award increased 14%.

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¡	From 2011 to 2013, all long-term incentive awards granted to the named executives (excluding the RSU sign-on grant for Mr. Espeland) consisted of 50% options and 50% PSUs.

¡	In March 2014, three of the named executives received a 3% increase in base salary, consistent with salary adjustments across the company. The CEO and CFO received higher increases because their salaries were below the equivalent median salaries of our 2014 compensation peer group. The 2014 short-term incentive awards were higher than target because of our strong financial and operational performance and grant values of 2014 long-term incentive awards were slightly higher than 2013. As of 2014, the value of the long-term incentive award is split 60% PSUs and 40% options for our most senior executives to increase the focus on performance-based vesting.

Our incentive awards are at-risk compensation and their realized value is based on our absolute and relative performance, reinforcing the link between pay and performance. Payouts from our long-term incentives are tied to mid and long-term horizons to drive strong future performance.

Granted Versus Realizable Compensation

We set targets for total direct compensation at the median (50th percentile) for typical performance, and at the 75th percentile for exceptional corporate and individual performance.

The chart below shows the breakdown of the average compensation for the CEO and other named executives with three full years of compensation data, comparing their target compensation to the compensation that was granted (as reported in the Summary Compensation Table on page 80) and to realizable compensation.

Realizable compensation reflects the value of any incentive awards that vested and/or were exercised and the value of unvested/unexercised awards during the measurement period. The chart shows that incentive compensation is variable because the value ultimately realized may be substantially different from the grant value, demonstrating the at-risk nature and the link to pay for performance.

Notes:

(1)	the average of the base salary earned, target bonus and target long-term incentive values from 2012 to 2014.

(2)	the average of the base salary earned, actual bonus received and long-term incentive using the grant date fair value from 2012 to 2014 as disclosed in the Summary Compensation Table on page 80.

(3)	the average of the base salary earned, actual bonus received, the value of vested / exercised long-term incentive awards and the estimated current value of unvested / unexercised long-term incentive awards granted from 2012 to 2014
¡	vested / exercised stock options and PSUs are valued at time of vesting or exercise
¡	unvested / unexercised stock options are valued using $7.06, the closing price of Precision shares on the TSX on December 31, 2014 (US$6.06 on the NYSE)
¡	unvested / unexercised PSUs are valued using $7.14, the five-day volume weighted average price on the TSX on December 31, 2014 (US$6.11 on the NYSE), and a performance multiplier of 1.08x for 2012, 1.24x for 2013 and 1.0x (target) for 2014
¡	PSUs include reinvestment of additional units received as dividend equivalents.

58        Precision Drilling Corporation

3 – Approach

We have developed a strong ‘pay for performance’ culture throughout Precision under Mr. Neveu’s leadership. Pay for performance forms the core element of our approach to compensation and aligns with shareholder interests.

Our ability to attract and retain high performing executives is a key part of ensuring our long-term success. Our compensation program must be competitive and tie directly to our corporate performance. It must also be fair and reasonable in the eyes of regulators, shareholders and industry groups.

Our compensation program:

¡	supports the achievement of our short and long-term strategic objectives and priorities
¡	aligns the interests of our executives and shareholders by focusing on increasing shareholder value over the long term
¡	incorporates both corporate and individual objectives to support our core values, strategic objectives and collaborative culture
¡	creates a clear and direct link between compensation and the achievement of business objectives through an appropriate mix of fixed and variable (at-risk) pay that is competitive with the market and ties potential future income to our share performance.

Executives participate in the same compensation program as our other salaried employees. Executives have a higher weighting on at-risk pay, which is in the form of incentive awards that are performance-based and their value is not guaranteed.

Our incentive plans are designed to motivate executives to deliver High Performance, High Value services to our customers. Incentive awards reward executives for collaborating to achieve strong corporate and individual performance without subjecting us to excessive or unnecessary risk.

Benchmarking

We benchmark our compensation levels to make sure we are competitive with markets where we operate, so we can attract and retain talented individuals and motivate them to execute on our business objectives.

The committee works with Mercer and human resources to review various market data to establish a peer group of public companies that we compete with for executive talent. We also look at these companies to assess compensation trends and market practices.

We set our targets for base salaries at or slightly below the median of the peer group. The short-term incentive accounts for approximately 20% to 30% of total compensation, while long-term incentives account for 50% to 60% depending on the position of the named executive.

Targets for total direct compensation (base salary plus short and long-term incentives) are set at the median (50th percentile) for typical or median performance, and at the 75th percentile or higher for exceptional corporate and individual performance.

Total compensation for each executive is based on several factors, including individual performance, leadership, management skills, collaboration, experience, education, succession planning considerations, competitive pressures and internal equity.

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About the Compensation Peer Group

We benchmark our executive compensation against a group of industry peers, including contract drilling, well servicing and offshore drilling companies. These companies have been carefully selected based on their comparability to Precision – comparable business lines and similar in size, complexity, operating regions and style of operation. The peer group also includes companies from the broader oilfield services sector that we compete with for talent, market share and customers.

The committee works with Mercer and looks at eight metrics that provide a reasonable indication of the complexity of each company:

¡ revenue	¡ market capitalization
¡ EBITDA	¡ enterprise value
¡ assets	¡ geographic footprint
¡ total employees	¡ complexity of service offerings.

Mercer also reviews forecast surveys and company proxy materials, and gathers third party compensation surveys and relevant data from other companies in the energy services sector that are similar in revenue if compensation data for equivalent executive positions is not publicly available.

The committee reviews the compensation peer group every year (or more frequently if there are mergers, acquisitions or other industry developments) to make sure the group is appropriate for compensation planning purposes.

2014 Compensation Peer Group

The committee conducted a comprehensive review of the peer group in 2013 and refined our 2014 group to make it more relevant based on the market.

Our 2014 compensation peer group consists of four Canadian, 10 U.S., and two international oilfield services companies and retains nine of the 14 companies from our 2013 group. Some direct peers were added and smaller companies that we do not consider target sources for recruiting executive talent were removed. We rank near the median of the new group on all metrics.

60        Precision Drilling Corporation

The table below lists the companies in the 2014 compensation peer group. Information is based on public information.

(millions of Canadian dollars (1) except for the number of employees)	Revenue ($) (2)	EBITDA ($) (2)	Assets ($) (3)	Employees (#) (3)	Market Capitalization ($) (4)	Enterprise Value ($) (4)
Nabors Industries Ltd.	7,320	1,924	13,938	25,850	4,149	8,336
Ensco PLC	5,356	2,690	21,838	9,000	7,752	12,749
Superior Energy Services Inc.	4,977	1,239	8,244	14,500	3,426	4,857
Helmerich & Payne Inc.	4,293	1,817	7,512	11,914	8,059	7,720
Patterson-UTI Energy Inc.	3,515	1,089	5,958	7,800	2,683	3,397
RPC Inc.	2,582	714	1,943	3,900	3,148	3,307
Trican Well Service Ltd.	2,501	192	2,594	6,103	834	1,525
Ensign Energy Services Inc.	2,255	519	3,651	8,310	1,558	2,287
Oil States International Inc.	2,221	581	1,992	9,167	2,917	2,992
Forum Energy Tech Inc.	1,872	341	2,534	3,500	2,075	2,539
Rowan Companies PLC	1,835	661	9,751	3,499	3,207	5,527
Shawcor Ltd.	1,800	328	2,014	6,930	2,711	3,122
Tidewater Inc.	1,699	494	5,209	8,900	1,780	3,306
Key Energy Services Inc.	1,585	175	2,658	8,400	283	1,057
Atwood Oceanics, Inc.	1,371	666	5,025	1,905	2,017	3,865
Trinidad Drilling Ltd.	890	253	1,986	2,580	719	1,072
75th percentile	3,709	1,126	7,695	9,042	3,262	5,024
50th percentile	2,238	621	4,338	8,055	2,697	3,307
25th percentile	1,775	337	2,404	3,800	1,725	2,476
Average	2,879	855	6,053	8,266	2,957	4,229
Precision Drilling Corporation	2,351	800	5,309	7,834	2,067	3,266
Percentile rank	56%	68%	61%	47%	39%	45%

Notes:

(1)	All U.S. dollar values have been converted to Canadian dollars using the average 2014 exchange rate of $1.1045.

(2)	Trailing 12-month revenue and EBITDA.

(3)	Most recently reported data.

(4)	As at December 31, 2014.

The committee does not plan to make changes to the compensation peer group for 2015.

We also use a peer group to assess our relative TSR performance under our PSU plan, but this group is somewhat different because it consists of companies we compete with for investors. The committee and Mercer review the composition of the performance peer group at the beginning of each year to make sure it is still appropriate (see page 67 for details).

Our Decision-Making Process

Each executive officer has specific performance targets for the year and is compensated based on individual and overall corporate performance. The CEO participates in the compensation planning process by recommending specific performance targets for each executive and himself to the committee at the beginning of each year. The committee and the Board approve the CEO’s objectives and targets.

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At the end of the year, each executive completes a self-assessment of his or her performance against individual objectives and the business targets that were established and approved at the beginning of the year.

The CEO prepares a self-assessment of his performance. The committee reviews the CEO’s self-assessment and compares it to its own assessment of his leadership, execution of our short and long-term business plans, and performance against the CEO position description. The committee also consults with Mercer to review the positioning of the CEO’s compensation against the compensation peer group.

The committee then recommends the CEO’s compensation to the Board for its review and approval.

The CEO reviews the self-assessments prepared by each executive and evaluates their leadership in advancing our short and long-term strategic plans. The Senior Vice President, Corporate Services assists the CEO in developing the recommendations and supporting materials for the committee’s review and discussions.

The committee presents all compensation recommendations for the named executives and other senior executives to the Board for review. The Board approves all compensation decisions for the senior executive team.

Compensation Risk Management

The committee is also responsible for overseeing compensation risk and mitigating risk as much as possible. See Compensation Risk Management on page 50.

Mercer conducted a comprehensive review of each compensation plan in 2013 and did not identify any risks inherent in the program design or the compensation framework it developed in 2011.

The committee conducted an internal risk assessment in 2014, using Mercer’s framework, and did not identify any material areas of risk as the compensation program was largely unchanged.

Executive Share Ownership Guidelines

We have share ownership guidelines to align the interests of executives and shareholders. The guidelines apply to senior executives who are insiders and file reports with the System for Electronic Disclosure by Insiders (SEDI). Executives are expected to meet the ownership guidelines within five years of the date they assumed their position. The CEO is required to hold five times his annual base salary (increased by the Board in July 2012 from three times, to align more closely with market practices).

We calculate share ownership based on the actual purchase cost or the current market value of our shares (whichever is higher). We do not count RSUs, PSUs or stock options toward meeting the guidelines.

The table below shows the targets and share ownership for each named executive as at March 31, 2015.

Named Executive	Share Ownership Target (as a multiple of base salary)	Actual Share Ownership (as a multiple of base salary)	Number of Shares Owned (#)	Meets Guideline
Kevin A. Neveu	five times	seven times	486,692	yes
President and CEO
Robert J. McNally	two times	three times	79,057	yes
Executive Vice President and CFO
Douglas J. Strong	two times	three times	107,630	yes
President, Completion and
Production Services
Gene C. Stahl	two times	three times	57,088	yes
President, Drilling Operations
Niels Espeland	two times	–	0	has until
President, International Operations				November 2016

The CEO is not required to hold his shares after he retires. The committee reviewed this practice with Mercer and was advised that this requirement is not typical among companies in our peer group.

62        Precision Drilling Corporation

4 – Components

Total direct compensation includes a mix of fixed and variable pay:

Element	Target Weighting	Form of Award	Performance Period	Payout
Base salary	20-30%	Cash	One year	Fixed amount
Short-term incentive plan award	20%	Cash	One year	At-risk Variable based on corporate and individual performance
Long-term incentive plan awards	50-60% (in total)	Performance share units (PSUs)	Three year cliff vest	At-risk Value is based on our relative performance – our TSR against our performance peer group Settled in cash
		Stock options	Seven years (one-third vests each year over three years)	At-risk Value depends on the appreciation in our share price relative to the strike price Dilutive plan
		Restricted share units (RSUs)	Three years (one-third vests each year)	Partially at-risk Amount depends on our share price when the units vest Settled in cash Senior executives are only eligible in certain circumstances (see page 66)

Base Salary

Base salary is fixed pay for performing day-to-day responsibilities. It reflects experience, education, time in the role, performance, internal equity and market competitiveness based on the compensation peer group.

Short-Term Incentive Plan

Our short-term incentive plan (STIP) is designed to reward annual corporate and individual performance. It is based on market competitiveness and calculated using the following formula:

Base salary earned ($)	x	STIP target (%)	x	STIP performance score (0 to 200% of target)			=	STIP award ($)
				Corporate performance (0 to 160%)	+	Individual performance (0 to 40%)

Participants can earn an annual cash bonus that is tied to a specific target opportunity (STIP target) based on their role and level, and expressed as a percentage of base salary. Corporate performance at target accounts for 80%, and individual performance at target accounts for 20%.

The maximum annual bonus potential is capped at 200% of the STIP target and is only achieved if both corporate and individual performance are exceptional.

Awards are based on an assessment of corporate and individual performance measures against company-wide financial and operational metrics.

The committee can use discretion to increase or decrease the STIP awards in light of our actual performance for the year and any extenuating circumstances. The committee did not apply discretion for the 2014 STIP payment.

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Measuring Corporate Performance

The committee sets financial and operational metrics at the beginning of each year based on business objectives, management’s recommendations and market conditions. Each metric has a weighting and a threshold, target and maximum (stretch) objective defined as follows:

Threshold	Minimum level of performance to be eligible for an incentive payout
Target	Target level of performance
Maximum	Level of performance at which incentive payout is capped

At the end of the year, the committee assesses actual corporate performance based on the achievement of our objectives and assigns a score for each metric. The corporate component is the sum of the metrics, and it ranges from zero to 160% of the STIP target.	We made a number of changes to our 2014 STIP scorecard to drive corporate performance, reinforce our pay for performance philosophy, and recognize industry trends.

Financial Metrics

New in 2014

In 2014, we increased the total weighting of our corporate performance metrics from 75% to 80% to emphasize the focus on corporate performance:

¡	we switched from EBIT as a financial metric to Adjusted EBITDA – we use Adjusted EBITDA in our Consolidated Statement of Earnings to measure our business results across all of our operations. EBITDA is also one of the most commonly used metrics under short-term incentive plans
¡	we increased the weighting for target performance for each of the two financial metrics from 22.5% to 26%
¡	we reduced the individual performance metric for target performance from 25% to 20%.

These changes support our strategic plan by creating a more effective balance between the financial, operational and individual metrics and fostering teamwork and collaboration.

Operational Metrics

Our operational metrics highlight core areas of strategic focus that are critical to achieving our High Performance, High Value strategy.

New in 2014

We also made changes to our operational metrics and weightings in 2014 to refine how we assess corporate performance:

¡	we increased the weighting of strategic initiatives anchored around International and Directional Drilling to highlight our strategic growth initiatives and to drive performance
¡	we reduced the weighting for safety performance because we continue to outperform our competitors. We continue to measure our total recordable injury frequency (TRIF) performance year-over-year to ensure we maintain our focus on Target Zero, and achieving recordable incident-free facilities is a strong safety indicator
¡	we also reduced the weighting for employee retention because we have had strong retention of key positions and our equipment, safety performance, culture and strong management help us retain our people.

64        Precision Drilling Corporation

The table below shows our corporate performance metrics and weightings for 2014. Strong financial and operational performance and execution of our strategic initiatives are critical to our success in delivering our High Performance, High Value strategy. Our strong operational performance is a competitive advantage, and we do not disclose the details of these metrics because they are proprietary information.

Corporate Performance Components	Weighting
FINANCIAL METRICS
Adjusted EBITDA (1)	0-52%

measures the results of our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange, taxation, non-cash depreciation and amortization charges, and non-cash decommissioning charges

Return on capital employed (2)	0-52%
measures the amount of operating earnings relative to our capital structure
OPERATIONAL METRICS
Safety performance	0-20%
key to our operations and ensures we maintain a strong focus on keeping employees safe
Strategic initiatives	0-20%
measures pre-determined strategic initiatives for a particular performance year
Our strategic initiatives for 2014 centered around:
¡ Directional Drilling (10%)
¡ International (10%)
Mechanical downtime	0-10%
low unplanned mechanical downtime lowers costs and increases revenue
Employee retention	0-6%
a key factor to support future growth and provide High Performance, High Value customer service
Total Corporate Performance Component	0-160%

Notes:

(1)	Adjusted EBITDA is earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, loss on asset decommissioning, and depreciation and amortization as reported in our 2014 Consolidated Statements of Earnings.

(2)	Return on capital employed is calculated as earnings before income taxes, finance charges, foreign exchange, impairment of goodwill and loss on asset decommissioning divided by the amount equal to the average total assets less average non-interest bearing current liabilities for the period.

Measuring Individual Performance

Individual performance reflects how well each participant performs their day-to-day duties and achieves the objectives set with their leader at the beginning of the year. Our performance management system uses a five-point rating scale to determine the individual component, which ranges from zero to 40% of the STIP target.

Rating Scale	Performance Score
Exceptional performance	40%
Strong performance	30%
Solid performance (target)	20%
Striving performance	10%
Improved performance required	0%

We reduced the weighting of target individual performance in our 2014 STIP scorecard from 25% to 20% to emphasize corporate performance and promote a team approach and collaborative culture.

The committee believes the change in weightings is appropriate and supports our pay for performance philosophy.

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Long-Term Incentive Plans

We offer three kinds of long-term incentives – performance share units (PSUs), stock options and restricted share units (RSUs) – each with different vesting and eligibility criteria as described below. These types of plans are typically offered by large issuers within our industry.

Our long-term incentive plans are designed to:

¡	align the interests of participants with those of our shareholders
¡	reward our people for achieving growth in shareholder value
¡	retain them in a competitive and highly cyclical environment.

We determine the value of long-term incentive awards for each position based on the target compensation mix relative to comparable positions in our compensation peer group, as well as internal equity and overall market competitiveness. The committee and the Board do not consider previous grants of long-term incentive awards when new grants are determined.

Generally, the more senior the position, the greater the weighting we place on long-term incentives. As of 2014, the total value of the award is allocated 60% PSUs and 40% options for our most senior executives, allowing us to tie incentive payouts to our performance over mid and long-term horizons. This also puts a higher weighting on performance-based vesting and aligns more closely with our pay for performance philosophy and industry practices.

We typically grant RSU awards to executives only in certain situations. For example, we may grant RSUs to new senior executive hires to compensate them for deferred compensation they forfeited with a former employer (see Payout of RSU Awards on page 75 for details).

Performance Share Units

Form of Award	Notional share-based awards (plan is non-dilutive)
Who Participates	Senior executives, including the CEO and CFO, and key corporate and operational employees Not open to non-management directors
Purpose	Granted annually to recognize, retain, motivate and reward executives for creating shareholder value
Vesting	Cliff vest at the end of three years Units earn dividend equivalents quarterly at the same rate as dividends paid on our shares (dividend equivalents are notionally reinvested as additional units)
Payout	Settled in cash based on the formula below
Forfeiture	PSUs are forfeited if the participant resigns or is terminated for cause
Assignment	Cannot be assigned

The ultimate value of PSU awards depends on our three-year TSR performance relative to our performance peer group and our share price at the end of the vesting period, as shown in the formula below. At the end of 2012, participants in the PSU plan began receiving dividend equivalents at the same rate as dividends paid on Precision shares. Dividend equivalents are reinvested as additional units.

Number of PSUs granted to participant	x	Payout multiplier ranges from 0-2 times based on TSR relative to our performance peer group at the end of the performance period	x	5-day weighted average price of Precision shares for the five trading days prior to the vesting date on the TSX for Canadian units, or the NYSE for U.S. units	=	Final PSU payout ($)

66        Precision Drilling Corporation

Payout Multiplier

Relative TSR is an important performance measure because it reflects our ability to outperform companies affected by similar market conditions.

In 2013, the committee adjusted the vesting schedule to align more closely with our annual grant cycle of incentive awards, which typically takes place in early February, and we started calculating the three-year TSR performance from February 1 to January 31, rather than for the calendar year. No share-based awards vested in 2014 because the 2012 PSU awards vested on January 31, 2015.

The committee’s compensation consultant (Mercer) calculates our relative performance based on our TSR ranking within the performance peer group at the end of the three-year period. The committee reviews the results and determines the multiplier (which ranges from zero to two) based on our TSR ranking and other relevant factors.

TSR Ranking	Multiplier
75% or higher	2 times payout
50% (median)	1 times payout
35%	0.4 times payout
Below 35%	zero payout

TSR is adjusted to reflect dividends paid over the period, and the multiplier is interpolated if our performance falls between ranges. The committee recommends the multiplier to the Board for final approval.

Performance Peer Group

The performance peer group is made up of companies with similar business operations (i.e. land-based drilling services and completion and production services) that we compete with for investors. It is slightly different from our compensation peer group, which includes similar size companies that we compete with for executive talent.

The committee reviews the performance peer group at the beginning of every year to verify that the group is still relevant and appropriate.

Mercer assists the committee in its review, and follows four key principles for establishing the peer group:

¡	choose companies with similar business operations (i.e., land-based drilling services and completion and production services)
¡	include companies that we regularly compete with for investors
¡	include several peers from the compensation peer group so pay is directionally aligned with corporate performance
¡	choose at least 12 peers to provide statistically valid results.

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New in 2014

The 2014 PSU performance peer group consists of the 14 companies shown in the table below based on Mercer’s review and analysis of the market and a review by management. The 2014 group reflects the following changes:

¡	Unit Corporation was removed because it is a diversified company that has upstream and midstream operations
¡	Calfrac Well Services Ltd. and RPC Inc. were added because they are oilfield service providers that are similar in size and geographic mix, and they also offer completion and production services.

  2014 Performance Peer Group

Basic Energy Services Inc.	Nabors Industries Ltd.	Savanna Energy Services Corp.
Calfrac Well Services Ltd.	Parker Drilling Co.	Superior Energy Services, Inc.
Ensign Energy Services Inc.	Patterson-UTI Energy, Inc.	Trican Well Service Ltd.
Helmerich & Payne Inc.	Pioneer Energy Services Corp.	Trinidad Drilling Ltd.
Key Energy Services, Inc.	RPC Inc.

Mercer also conducted back-testing of our TSR performance from 2010 to 2013 against the new performance peer group to make sure the recommended changes were appropriate.

Stock Options

Form of Award	Option to buy Precision shares at a price that is at least the fair market value on the grant date

Fair market value (strike price) is the weighted average trading price of a Precision share on the TSX (Canadian stock options) or the NYSE (U.S. stock options) for the five trading days prior to the grant date

Plan is dilutive
Who Participates	Senior executives, including the CEO and CFO
Purpose	Granted annually to retain, motivate and reward participants with an incentive to enhance shareholder value by linking long term compensation directly to increases in the market value of our shares
Vesting	One-third vest each year beginning on the first anniversary of the grant date
Expire after seven years
Payout	Based on when the options are exercised
Options only have value if the price of Precision shares increases above the strike price
Forfeiture	See Termination and Change of Control on page 85 for details
Assignment	Options or any other benefits cannot be assigned or transferred, other than as permitted by law

Every February, the committee makes recommendations to the Board about the granting of stock option awards to all eligible participants, including the named executives, for its review and approval.

The committee does not take into consideration previous stock option grants when recommending new awards to the Board, except to consider the total limit on stock option awards and individual limits, as part of the committee’s responsibilities for administering the stock option plan. Stock options may be granted to new eligible participants at other times of the year, apart from the annual grants. These situations are generally reviewed and approved quarterly.

If the holder cannot exercise his or her stock options within three business days of the normal expiry because of trading restrictions in our insider trading policy, we will extend the expiry date by seven business days from the end of the blackout period. The extension can be longer if the TSX or NYSE allows it and the Board approves it.

If there is a change of control and Precision shares are converted into or exchanged for securities of another entity, any outstanding stock options will be replaced for stock options in the continuing entity on substantially the same terms and conditions. See Termination and Change of Control on page 85 for more information about the treatment of the options if a named executive’s employment is terminated with or without a change of control.

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Amending the Plan

The Board can amend or terminate the plan at any time without shareholder approval; however, shareholders must approve the following changes:

¡	increasing the number of Precision shares reserved for issue under the stock option plan
¡	reducing the exercise price of a stock option
¡	extending the term of a stock option
¡	increasing any limit in our stock option plan on grants to insiders
¡	adding any form of financial assistance by Precision for the exercise of options
¡	changing the amending provisions of the stock option plan
¡	granting the Board additional powers to amend the plan or any option without shareholder approval.

Any changes will not affect any rights that have already accrued to option holders.

Unitholders approved the stock option plan in 2009 and the plan was amended on June 1, 2010 to reflect our conversion from a trust to a corporate structure. At our 2013 annual and special meeting, shareholders approved an increase in the number of Precision shares available for issue under our stock option plan. See Equity Incentive Plan Information on page 84 for more information about our stock option plan.

Restricted Share Units

Form of Award	Notional share-based awards, plan is non-dilutive
Who Participates	Vice Presidents and below
New senior executive hires, if required
Purpose	Granted annually to recognize, retain, motivate and reward for creating shareholder value
Vesting	One-third vest each year over three years
Units earn dividend equivalents quarterly at the same rate as dividends paid on Precision shares (dividend equivalents are notionally reinvested as additional units)
Payout	Redeemed for cash based on the weighted average price of Precision shares for the five trading days prior to the vesting date on the TSX for Canadian units or on the NYSE for U.S. units.
Forfeiture	RSUs are forfeited if the participant resigns or is terminated for cause
Assignment	Cannot be assigned

Starting in 2013, RSUs vest in three tranches beginning the following January 31, instead of December 31 of the previous year. This aligns more closely with our annual grant cycle of incentive awards, which typically takes place in early February. Similar to the PSU plan, participants in the RSU plan began receiving dividend equivalents at the end of 2012 as described above.

RSU awards have not been granted to the named executives since 2010, other than the sign-on grant to Mr. Espeland in 2011.

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Retirement Benefits

The named executives participate in the same retirement plans as our other salaried employees, and participation is voluntary.

The Canadian program has three components:

¡	a defined contribution pension plan where we match participants’ contributions up to 5% of their base salary
¡	a group registered retirement savings plan
¡	a tax-free savings account.

Our U.S. program includes a 401(k) plan where we match participants’ contributions up to 5% of their base salary plus STIP award. This plan is not considered a pension plan under Canadian proxy disclosure rules.

In 2014, Mr. Espeland and other eligible international employees received a savings premium of 5% of their annual base salary plus the mobility premium in lieu of a retirement benefit (see page 71 for changes in 2015).

Employee Share Purchase Plan

In April 2014, we introduced an employee share purchase plan to encourage employees to become Precision shareholders and as a means to attract and retain people. The plan is open to Canadian and U.S. employees who have completed one full year of employment. All of the named executives participate in the plan except for Mr. Espeland as he is an international employee and therefore not eligible. Participants contribute up to 10% of their regular base salary through payroll deduction to purchase Precision shares, and we match 20% of the employee’s contribution. The employer contribution is a taxable benefit to the employee. All Precision shares purchased under the plan are acquired on the secondary market.

Dividends are automatically reinvested to purchase more shares.

Participants can change their contribution rate and/or stop contributions up to two times per calendar year. No vesting conditions apply, so participants can sell or transfer their shares at any time and are required to pay the associated administrative fees.

Other Benefits

Benefits are an integral part of total compensation and are important for attracting and retaining employees.

Our Canadian, U.S. and international benefits programs offer competitive comprehensive coverage and cost sharing, and the named executives participate in the same program as our other employees. The program consists of:

¡	basic, optional and dependent life insurance
¡	basic, optional, accidental death and dismemberment insurance
¡	extended health, vision and dental care
¡	short and long-term disability insurance
¡	employee assistance plan
¡	out-of-country emergency medical plan.

The named executives also receive supplementary accidental death and dismemberment insurance benefits.

Perquisites

Executives receive limited perquisites that are consistent with the drilling and oilfield services industry and form part of a competitive compensation package. Each named executive receives a company vehicle (including operating costs) or a car allowance. Other perquisites, such as business club memberships and executive medical programs, vary by position.

See the Summary Compensation Table on page 80 for more information.

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5 – 2015 Program Changes

Long-Term Incentives

We are adjusting our 2015 performance peer group to reflect changes in the industry so we can assess our relative performance against a more representative group of companies.

2015 Performance Peer Group
CanElson Drilling Inc.	Parker Drilling Co.	Superior Energy Services, Inc.
Calfrac Well Services Ltd.	Patterson-UTI Energy, Inc.	Trican Well Service Ltd.
Ensign Energy Services Inc.	RPC Inc.	Trinidad Drilling Ltd.
Helmerich & Payne Inc.	Savanna Energy Services Corp.	Western Energy Services Corp.
Nabors Industries Ltd.	Secure Energy Services Inc.

The 2015 performance group includes 14 companies with similar business operations and reflects the following changes:

¡	Basic Energy Services Inc., Key Energy Services, Inc. and Pioneer Energy Services Corp. were removed because they are much smaller than Precision.
¡	CanElson Drilling Inc., Secure Energy Services Inc., and Western Energy Services Corp. were added because their geographic footprint and operations are similar to Precision.

The new performance peer group goes into effect in 2015 and applies to new grants of PSU awards. See Performance Peer Group on page 67 for more information about the peer group methodology.

Retirement Benefits

In early 2015, we introduced an international savings plan for senior international employees to provide a formal investment vehicle to help them save for retirement, similar to their colleagues in Canada and the U.S.

Eligible international employees who participate in the plan will be able to make personal contributions of up to 80% of their salary and, in return, will receive a matching employer contribution dollar for dollar up to a maximum of 5% of their salary or US$13,250 annually, whichever is lower.

Eligible international employees hired prior to February 1, 2015 will participate in the new plan as noncontributory members during the first year of the plan, thereby automatically receiving the maximum employer matching contribution of 5% of their salary or US$13,250 annually (whichever is lower). Effective March 1, 2016, these employees will be required to personally contribute into their plan account in order to receive the employer matching contribution.

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6 – 2014 Executive Compensation Decisions

The Board approved the 2015 base salary decisions and the 2014 STIP awards in early 2015, after our 2014 results were finalized, reviewed and approved by the Board and released publicly.

Base Salary

In March 2014, base salaries increased 3% for the named executives, consistent with an average of 3% for eligible employees across the company. The only exceptions were adjustments for Mr. Neveu and Mr. McNally because their salaries were significantly below the median for CEO and CFO salaries compared to our 2014 compensation peer group. Base salaries for Mr. McNally, Mr. Stahl and Mr. Espeland are paid in U.S. dollars.

We have frozen base salaries for executives in 2015 in light of market conditions, the current oilfield services industry outlook, and our focus on cost management.

Named Executive	2014 Base Salary (1)	% Change From 2013	2015 Base Salary (1)	% Change From 2014
Kevin A. Neveu	$725,000	10%	$725,000	0%
President and CEO
Robert J. McNally	US$420,000	14%	US$420,000	0%
Executive Vice President and CFO
Douglas J. Strong	$351,695	3%	$351,695	0%
President, Completion and Production Services
Gene C. Stahl	US$378,750	3%	US$378,750	0%
President, Drilling Operations
Niels Espeland	US$350,200	3%	US$350,200	0%
President, International Operations

Note:

(1)	Effective March 1.

2014 STIP Award

Corporate Performance

Our financial performance improved over 2013 as industry activity levels strengthened and we were able to respond by contracting new build and upgraded drilling rigs, increasing utilization of existing equipment, and securing new customer relationships in the U.S. and international markets. Operationally in 2014, we achieved near maximum results on most of our operational metrics. Effective January 1, 2014, we made a change to our depreciation estimates by moving from an activity-based calculation to a straight-line calculation, which effectively accelerated the depreciation on our Tier 2 assets and caused depreciation expense to be approximately $43 million higher than it would have been under the previous method. In addition, we decommissioned equipment resulting in a loss of $127 million. The change in depreciation and recognition of loss on decommissioning caused a negative impact on operating earnings. While revenue and Adjusted EBITDA increased 16% and 25% compared to 2013, operating earnings were $225 million, 26% lower than 2013, and return on capital employed was 7.63%, slightly higher than 2013.

We continue to demand a high level of operational performance from our people. We set meaningful goals and regularly measure these goals against key performance indicators for field operations, employee safety and human capital management. We exceeded most of our operational targets for 2014, a result of strong execution on our operational goals.

Strong financial and operational performance resulted in a corporate component of 113.90%, out of a possible 160%.

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	2014 Objectives				2014 Results
Performance Metrics	Threshold	Target	Maximum	Performance	Range of STIP Target	Payout

FINANCIAL

Adjusted EBITDA (1)	$600,000,000	$722,000,000	$822,000,000	$800,370,000	0 – 52%	46.38%
Return on capital employed (2)	5.0%	7.0%	11.0%	7.63%	0 – 52%	30.10%

OPERATIONAL

Safety performance	Operational metrics directly measure performance in four areas of strategic focus that are critical to achieving our High Performance, High Value strategy. Stretch objectives are set to drive exceptional performance. We do not disclose the objectives for these metrics for competitive reasons.				0 – 20%	37.42%
Strategic initiatives					0 – 20%
Mechanical downtime					0 – 10%
Employee retention					0 – 6%

Corporate Component					0 – 160%	113.90%

Notes:

(1)	Adjusted EBITDA is earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, loss on asset decommissioning, and depreciation and amortization as reported in our 2014 Consolidated Statements of Earnings.

(2)	Return on capital employed is calculated as earnings before income taxes, finance charges, foreign exchange, impairment of goodwill and loss on asset decommissioning divided by the amount equal to the average total assets less average non-interest bearing current liabilities for the period.

Individual Performance

At the end of the year, the committee reviews the CEO’s self-evaluation and his assessment of the each executive’s self-evaluation and recommended performance ratings. The committee recommends the final performance ratings for the CEO and executives to the Board for approval (see Our Decision-Making Process on page 61 for more details).

2014 STIP Results

In February 2015, on the recommendation of the committee, the Board approved the corporate component of 113.90% and the individual performance ratings for each executive.

The table below shows the 2014 STIP award for each named executive compared to 2013. STIP awards are based on a percentage of the base salary earned and therefore reflect any salary adjustments made during the year. The 2014 award was paid on March 10, 2015.

	Base Salary Earned in 2014	STIP Target	Corporate Component (113.90%)	Individual Performance Rating	Individual Component	2014 STIP Award		2013 STIP Award
Named Executive	In Local Currency ($)	(%)	In Local Currency ($)	(%)	In Local Currency ($)	In Local Currency ($)	Converted to Cdn$	Converted to Cdn$	% Change From 2013
Kevin A. Neveu	711,851	100%	810,798	40%	284,740	1,095,539	1,095,539	609,085	80%
President and CEO
Robert J. McNally (1)	410,950	75%	351,054	40%	123,285	474,339	523,907	263,465	99%
Executive Vice President and CFO
Douglas J. Strong	349,724	75%	298,752	30%	78,688	377,439	377,439	173,522	118%
President, Completion and Production Services
Gene C. Stahl (1)	376,839	75%	321,915	40%	113,052	434,967	480,421	263,465	82%
President, Drilling Operations
Niels Espeland (1)	348,500	75%	297,706	20%	52,275	349,981	386,554	210,782	83%
President, International Operations

Note:

(1)	Mr. McNally and Mr. Stahl are based in the U.S. and Mr. Espeland is based in Dubai, United Arab Emirates, and they all receive their STIP award in U.S. dollars. The STIP awards were converted using the average exchange rate of 1.1045 for 2014 and 1.0299 for 2013.

2015 Management Information Circular        73

Payout of 2012 PSU Awards

The 2012 PSU awards vested on January 31, 2015, based on our relative share performance for the three-year performance period from January 1, 2012 to December 31, 2014 according to the terms of the plan. The award was granted in February 2012 as part of the normal annual grant of long-term incentive awards.

We assessed relative performance by measuring our TSR against the 2012 performance peer group, which includes land-based drilling and well servicing companies that we compete with for investors:

Basic Energy Services Inc.	Parker Drilling Co.	Superior Energy Services, Inc.
Ensign Energy Services Inc.	Patterson-UTI Energy, Inc.	Trican Well Service Ltd.
Helmerich & Payne Inc.	Pioneer Drilling Co.	Trinidad Energy Services Ltd.
Key Energy Services, Inc.	Savanna Energy Services Corp.	Unit Corporation
Nabors Industries Ltd.

The committee determined, with assistance from Mercer, and the Board approved, a 1.08 multiplier based on our performance (as measured by the appreciation in our share price over the three-year period).

The 2012 PSU payout was based on the weighted average price of Precision shares for the five trading days immediately prior to January 31, 2015 of $6.38 on the TSX for Canadian units or US$5.10 on the NYSE for U.S. units, and includes reinvestment of additional units received as dividend equivalents.

The table below shows the number and value of PSUs granted in 2012, compared to the payout value when the units vested in early 2015 and the change in value realized by each named executive, highlighting the at-risk nature and the link to pay for performance.

Named Executive	PSUs Granted in 2012 (#) (1)	Grant Value of 2012 PSU Awards ($) (2)(3)	2012 PSU Payout ($) (4)(5)(6)	Realized Value (%)
Kevin A. Neveu	115,900	1,236,653	839,855	68%
President and CEO
Robert J. McNally	35,300	377,985	260,100	69%
Executive Vice President and CFO
Douglas J. Strong	35,300	376,651	255,797	68%
President, Completion and Production Services
Gene C. Stahl	35,300	377,985	260,100	69%
President, Drilling Operations
Niels Espeland	35,300	377,985	260,100	69%
President, International Operations

Notes:

(1)	2012 PSUs earned dividend equivalents quarterly, beginning with the dividend paid on December 28, 2012, at the same rate as dividends paid on Precision shares.

(2)	Grant value of 2012 PSU awards was based on $10.67, the weighted average price of Precision shares on the TSX for Canadian units, and $10.74 on the NYSE for U.S. units, for the five trading days immediately prior to the grant date.

(3)	Grant value of 2012 PSU awards for Mr. McNally, Mr. Stahl and Mr. Espeland were converted to Canadian dollars using the February 8, 2012 noon exchange rate of 0.9970.

(4)	2012 PSU payout was based on $6.38, the weighted average price of Precision shares on the TSX for Canadian units, and $5.10 on the NYSE for U.S. units, for the five trading days immediately prior to the vest date of January 31, 2015. The PSU multiplier was 1.08 as calculated by Mercer.

(5)	2012 PSU payouts for Mr. McNally, Mr. Stahl and Mr. Espeland were converted to Canadian dollars using the January 30, 2015 noon exchange rate of 1.2717.

(6)	2012 PSU payouts were paid on March 10, 2015.

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Payout of RSU Awards

The Board, on the recommendation of the committee, also approved the payout of the final one-third tranche of RSUs granted to Mr. Espeland. This one-time, sign-on grant was to compensate him for deferred compensation he forfeited with a former employer.

The table below shows the payout of the final tranche of vested RSUs. Overall, Mr. Espeland realized approximately 75% of the original grant value of the RSU award at the end of three years.

Named Executive (1)	Sign-on RSUs (#) (2)	Grant Value ($)	RSU Payout ($) (3)	Realized Value (%)
Niels Espeland	44,556	543,895	503,522	93%

Notes:

(1)	Mr. Espeland was appointed President, International Operations on November 1, 2011 and, as a one-time sign-on grant, was awarded 133,668 RSUs, issuable one-third on November 1, 2012, 2013, and 2014.

(2)	Represents the final one-third tranche of RSUs, which vested on November 1, 2014.

(3)	RSUs were adjusted for the dividends paid beginning with the dividend paid on December 28, 2012, at the same rate as dividends paid on Precision shares, resulting in 46,494.24 RSUs paid out at US$8.35 for a total value of $503,522 (US$388,338).

No further RSU awards have been granted to any of the named executives.

2015 Long-Term Incentive Awards

The table below shows the long-term incentive awards granted to the named executives in February 2015 compared to the two previous years. Grants of 2015 long-term incentive awards are to motivate executives to deliver strong future performance and achieve our strategic plan.

Similar to 2014, the 2015 awards were allocated 60% PSUs and 40% options to increase the focus on performance-based vesting. Long-term incentives were previously awarded 50% PSUs and 50% options. No RSUs were awarded to the named executives in 2013, 2014 or 2015.

Named Executive	Grant Date	Grant Price ($)	PSUs (# / $) (1)		Options (# / $) (2)		Total ($)
Kevin A. Neveu President and CEO	Feb. 11, 2015	7.32	239,900 / 1,756,068		585,700 / 1,170,439		2,926,507
	Feb. 12, 2014	10.15	175,215 / 1,778,432		320,800 / 1,038,702		2,817,135
	Feb. 13, 2013	9.02	124,300 / 1,121,455		373,000 / 1,120,634		2,242,089
Robert J. McNally Executive Vice President and CFO	Feb. 11, 2015	5.79	117,700 / 861,054	(3)	266,800 / 573,835	(3)	1,434,889 (3)
	Feb. 12, 2014	9.18	75,750 / 764,603	(3)	131,600 / 452,964	(3)	1,217,567 (3)
	Feb. 13, 2013	8.99	45,900 / 413,582	(3)	137,900 / 444,833	(3)	858,415 (3)
Douglas J. Strong President, Completion and Production Services	Feb, 11, 2015	7.32	65,900 / 482,388		160,800 / 321,336		803,724
	Feb. 12, 2014	10.15	50,160 / 509,124		88,100 / 285,255		794,379
	Feb. 13, 2013	9.02	37,800 / 341,038		113,600 / 341,298		682,336
Gene C. Stahl President, Drilling Operations	Feb. 11, 2015	5.79	82,400 / 602,811	(3)	186,800 / 401,770	(3)	1,004,581 (3)
	Feb. 12, 2014	9.18	55,550 / 560,709	(3)	92,100 / 317,006	(3)	877,715 (3)
	Feb. 13, 2013	8.99	37,800 / 340,597	(3)	113,600 / 366,447	(3)	707,044 (3)
Niels Espeland President, International Operations	Feb. 11, 2015	5.79	82,400 / 602,811	(3)	186,800 / 401,770	(3)	1,004,581 (3)
	Feb. 12, 2014	9.18	47,100 / 475,417	(3)	92,100 / 317,006	(3)	792,423 (3)
	Feb. 13, 2013	8.99	37,800 / 340,597	(3)	113,600 / 366,447	(3)	707,044 (3)

Notes:

(1)	PSUs are valued on the grant date using the weighted average price of Precision shares for the five previous trading days on the TSX for Canadian units and on the NYSE for U.S. units.

(2)	Options are valued on the grant date using the Black-Scholes option pricing model. See the notes to the Summary Compensation Table on page 80 for details about the assumptions used.

(3)	These amounts were converted to Canadian dollars using the following exchange rates on the grant date:
¡	1.2635 (February 11, 2015)
¡	1.0993 (February 12, 2014)
¡	1.0020 (February 13, 2013).

2015 Management Information Circular        75

7 – CEO Compensation

Based in Calgary, Alberta

Kevin A. Neveu (54) | President and Chief Executive Officer

The following summarizes Mr. Neveu’s accomplishments in 2014 and gives more context to our overall performance for the year.

Since joining Precision in 2007, Mr. Neveu has strengthened our High Performance, High Value market position, transforming our drilling fleet through new-build rigs and upgraded drilling rigs, diversifying the revenue base by expanding into the U.S. and international markets and making meaningful investments in training, safety and employee development with internal promotion and retention statistics at the top of the industry.

Mr. Neveu has also led our effort to improve our financial position and liquidity since 2009. During his tenure as CEO, revenue has increased 113% and Adjusted EBITDA is up 83%.

2014 Contributions and Accomplishments
Safety

Mr. Neveu continues to lead the corporate safety culture and process review. His leadership and active involvement in reinforcing our safety beliefs and Target Zero values helped us again deliver strong safety performance. In 2014, Mr. Neveu participated in eight days of field safety stand downs with all business groups across Canada and the U.S. In 2014, a total of 4,581 employees participated in the Safety Stand Down Campaign representing 392 drilling and well service rigs and operating facilities.

Strategic Growth

Mr. Neveu led several strategic growth initiatives in 2014 that position us for increased revenue and profitability in the future.

Mr. Neveu oversaw the addition of 15 new Super Series drilling rigs and 12 upgraded drilling rigs under customer contracts in 2014.

He has overseen a transformation of Precision’s geographic footprint and we now have an established presence in every major unconventional resource play in North America.

Mr. Neveu’s focus on fleet enhancements, our geographic footprint and service quality has generated significant customer breadth and depth among the most active exploration and production companies in North America. Over the past three years, Precision has worked for the 20 most active exploration and production companies in Canada and nine of the top 10 most active companies in the U.S. His success in securing strong relationships with larger capitalized customers has positioned Precision to actively participate in the potential development of British Columbia natural gas fields for LNG export from the west coast of Canada and benefit from a potentially growing LNG market in the U.S.

He led our international expansion, moving from two rigs drilling (in Mexico) at the beginning of 2012 to a total of 15 rigs in international locations at the end of 2014 – six in Mexico, four in Saudi Arabia, two in the Kurdistan region of Iraq, two in Kuwait, and one in the country of Georgia.

Mr. Neveu led efforts to secure a strategic alliance with Schlumberger in 2014. The strategic technology agreement and marketing alliance advances our integrated directional drilling efforts in a meaningful way and enables Precision to offer the most advanced downhole technology in the industry to our North American customers. The alliance, together with prior internal initiatives, enabled us to increase the number of integrated directional drilling days in 2014 by nearly three times 2013 levels.

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Mr. Neveu also made the decision to divest two non-core business lines, our U.S. trucking business and our U.S. coil tubing business, and we received cash consideration for each divestiture. These divestitures were consistent with Mr. Neveu’s focus on maximizing return on capital for Precision and our shareholders.

Organizational Development

Mr. Neveu continued to drive our comprehensive employee training, performance management and talent management processes and oversaw higher use of our Technical Centres in Houston and Red Deer for employee training and development and the completion of the Nisku Technical Centre, which will consolidate our existing operations and technical support centres and feature a new employee training centre including a fully functioning training rig equipped with the latest drilling technology.

Mr. Neveu sponsored and participated in Precision’s leadership development training program.

He has overseen several operating initiatives that have assisted our efforts in helping our customers meet their environmental objectives. These initiatives include reducing water usage during drilling operations; using lower-emission engines for drilling equipment; using more advanced spill containment and on-site water treatment systems; and using newer rig designs that have a smaller footprint, move in fewer loads, maintain lower noise levels, and reduce overall fuel consumption.

Mr. Neveu has spearheaded industry and community initiatives, including the 2014 International Association of Drilling Contractors/Society of Petroleum Engineers Drilling Conference and Exhibition (chair), the Heart and Stroke Foundation’s 2014 Jump Rope for Heart campaign, and the Waterski and Wakeboard Canada Annual Congress. He also serves on the advisory council for the School of Public Policy of the University of Calgary.

Mr. Neveu has developed a track record of active communication with the investment community. In 2014, Precision participated in over 390 face to face meetings with investors.

2014 CEO Compensation

Mr. Neveu’s total cash compensation in 2014 was slightly below the 25th percentile of the compensation peer group, and his total direct compensation was at the 25th percentile of the peer group. For 2014, 81% of his total target compensation was considered at-risk. The corporate performance metrics we use under the short-term incentive plan represent 40% of the CEO’s target cash compensation (base salary plus STIP target) and 13% of his total target compensation.

The graph below shows the breakdown of Mr. Neveu’s total compensation for 2014.

2015 Management Information Circular        77

Base Salary

In March 2014, Mr. Neveu received a 10% increase in base salary (0% increase in March 2013) to better align with the median market data from the compensation peer group. Base salary accounted for 15% of total compensation for 2014. (Base salaries for all executives, including Mr. Neveu, have been frozen for 2015.)

STIP

Mr. Neveu’s STIP target is 100% of his earned base salary, and his actual award is based on both corporate and individual performance. At the end of 2014, the committee evaluated Mr. Neveu’s performance and determined that his performance and leadership in 2014 was exceptional. Based on this evaluation, the committee recommended, and the Board approved, an individual performance rating of 40% out of a possible 0 to 40%. This, combined with the corporate component of 113.90%, resulted in a 2014 STIP award of $1,095,539.

The table below shows Mr. Neveu’s target and actual cash compensation for the past three years.

Cash Compensation	2012 ($)	2013 ($)	2014 ($)
Base salary earned	653,094	656,625	711,851
STIP target amount	653,094	656,625	711,851
Total target cash compensation	1,306,188	1,313,250	1,423,702
Base salary earned	653,094	656,625	711,851
Actual STIP award	693,913	609,085	1,095,539
Total compensation received	1,347,007	1,265,710	1,807,390
% difference from total cash target	3%	-4%	27%

Long-Term Incentive Compensation	The table below shows Mr. Neveu’s long-term incentive awards compared to his actual payouts for the past three years, and the estimated unpaid balance (or gain in the case of options). His 2014 award consisted of 40% options and 60% PSUs, similar to the other named executives. No RSUs have been awarded for the last three years.

	2012	2013	2014

Long-Term Incentive Compensation	PSUs and Options ($)	PSUs and Options ($)	PSUs and Options ($)
Grant value	2,472,662	2,242,089	2,817,135
Paid in 2012	–	–	–
Paid in 2013	–	–	–
Paid in 2014 (1)	–	–	–
Total paid	0	0	0
Estimated unpaid balance/gain (2)	899,093	917,253	1,264,478
Total paid plus unpaid	899,093	917,253	1,264,478
% difference grant value versus total paid plus unpaid	-64%	-59%	-55%

Notes:

(1)    No share-based awards vested in 2014 because the 2012 PSU awards vested on January 31, 2015. As disclosed in our 2013 management information circular, the committee adjusted the vesting schedule to align more closely with our annual grant cycle of incentive awards, which typically takes place in early February.

(2)    The estimated unpaid balance/gain for 2012, 2013 and 2014 represent the value of remaining PSUs (assuming a one times performance multiplier) and in-the-money value of options calculated using $7.06, the closing price of Precision shares on the TSX on December 31, 2014. These are a point-in-time estimation and they can vary significantly depending on the changes in our share price.

78        Precision Drilling Corporation

Perquisites

Mr. Neveu’s perquisites consist of an annual vehicle lease, parking, a housing allowance for accommodations in Houston, tax preparation services, an executive health program, the employer portion of benefit premiums, and the employer contributions toward the Employee Stock Purchase Plan. The new $50,000 annual housing allowance was approved by the Board in 2014 in recognition of the significant proportion of time Mr. Neveu is required to spend in Houston on Precision business. The committee sought independent advice from Mercer prior to recommending that the Board approve the housing allowance. The housing allowance compensates Mr. Neveu for maintaining his own secondary residence in Houston, which is more cost-effective for Precision than paying for hotel accommodations, meals and other related expenses. Mr. Neveu’s housing allowance for 2015 has been set at US$50,000.

Share Ownership	The table below shows Mr. Neveu’s share ownership as of March 31, 2015.

Number of Precision shares (1)	Market Value	Meets Share Ownership Target (1)(3)
486,692	$3,913,004	yes / holds 7 times his base salary

Notes:

(1)    Excludes RSUs, PSUs and stock options. See Outstanding Option-Based Awards and Share-Based Awards on page 82 for more information about the value of Mr. Neveu’s long-term incentives.

(2)    To calculate market value, we used $8.04, the closing price of Precision shares on the TSX on March 31, 2015.

(3)    Share ownership targets are calculated using the actual purchase cost or market value, whichever is higher.

Granted Versus Realizable	The chart below shows the breakdown of the average compensation over the past three years for Mr. Neveu comparing his target compensation to the granted and realizable compensation.
Compensation	CEO Average Compensation (2012 – 2014)

Notes:

(1)     Includes the average of the base salary earned, target bonus and target long-term incentive values from 2012 to 2014.

(2)    Includes the average of the base salary earned, actual bonus received and long-term incentive using the grant date fair value from 2012 to 2014 as disclosed in the Summary Compensation Table on page 80.

(3)    Includes the average of the base salary earned, actual bonus received, the value of vested / exercised long-term incentive awards and the estimated current value of unvested / unexercised long-term incentive awards granted from 2012 to 2014

¡   vested / exercised stock options and PSUs are valued at time of vesting or exercise

¡    unvested / unexercised stock options are valued using $7.06, the closing price of Precision shares on the TSX on December 31, 2014

¡    unvested / unexercised PSUs are valued using $7.14, the five-day volume weighted average price of Precision shares on the TSX on December 31, 2014, and a performance multiplier of 1.08x for 2012, 1.24x for 2013 and 1.0x (target) for 2014

¡    PSUs include reinvestment of additional units received as dividend equivalents.

2015 Management Information Circular        79

2014 Compensation Details

Summary Compensation Table

The table below shows the total compensation paid or awarded to each named executive in the last three years. All amounts are in Canadian dollars.

As at December 31, 2014					Non-Equity Incentive Plan Compensation
			Share-	Option-	Annual	Long-Term
			Based	Based	Incentive	Incentive	Pension	All Other	Total
Name and			Awards	Awards	Plans	Plans	Value	Compensation	Compensation
Principal Position	Year	Salary ($)	($)(1)	($) (2)	($) (3)	($)	($) (4)	($)	($)
Kevin A. Neveu (6)	2014	711,851	1,778,432	1,038,702	1,095,539	–	12,465	123,651	4,760,640

President and CEO	2013	656,625	1,121,455	1,120,634	609,085	–	12,135	67,586	3,587,520

	2012	653,094	1,236,653	1,236,009	693,913	–	11,910	64,646	3,896,225

Robert J. McNally (6)(9)	2014	453,894	764,603	452,964	523,907	–	–	86,327	2,281,695

Executive Vice President	2013	378,705	413,582	444,833	263,465	–	–	186,169	1,686,754

and CFO	2012	365,792	377,985	372,856	291,491	–	–	145,474	1,553,599

Douglas J. Strong (5)	2014	349,724	509,124	285,255	377,439	–	12,465	34,696	1,568,703

President, Completion	2013	341,445	341,038	341,298	173,522	–	12,135	5,394	1,214,832

and Production Services	2012	339,609	376,651	376,630	270,626	–	11,910	5,684	1,381,110

Gene C. Stahl (6)(7)	2014	416,219	560,709	317,006	480,421	–	–	74,391	1,848,746

President, Drilling	2013	378,705	340,597	366,447	263,465	–	–	30,061	1,379,275

Operations	2012	365,792	377,985	372,856	291,491	–	–	26,573	1,434,698

Niels Espeland (6)(8)	2014	384,918	475,417	317,006	386,554	–	–	257,036	1,820,931

President, International	2013	350,166	340,597	366,447	210,782	–	–	119,821	1,387,813

Operations	2012	339,863	377,985	372,856	207,104	–	–	102,287	1,400,095

Notes:

(1)	Share-based awards represent the grant date fair value of PSU awards, and option-based awards represent the grant date fair value of the option awards. U.S. dollar amounts were converted to Canadian dollars using the following exchange rates:
¡	2014 awards: 1.0993 (February 12, 2014)
¡	2013 awards: 1.0020 (February 13, 2013)
¡	2012 awards: 0.9970 (February 8, 2012).

(2)	The grant date fair value of options in the last three years is based on the following values, as calculated by Mercer:

	2014 Options		2013 Options		2012 Options
Assumptions	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
Share price	$9.33	US$8.75	$8.22	US$8.28	$10.50	US$10.26
Expected life	5 years	5 years	5 years	5 years	5 years	5 years
Risk free rate of return	1.8%	1.4%	1.3%	0.6%	1.4%	1.0%
Volatility (capped at 50%)	43.4%	47.2%	44.6%	49.4%	50.0%	50.0%
Dividend yield	2.5%	2.5%	2.1%	2.1%	0.0%	0.0%
Black-Scholes multiple	31.9%	34.1%	33.3%	35.8%	44.4%	43.8%
Black-Scholes value	$2.98	US$2.98	$2.74	US$2.96	$4.66	US$4.49

80        Precision Drilling Corporation

The weighted average accounting fair value of all options granted and disclosed in our financial statements is $3.17, estimated on the grant date using the Black-Scholes option pricing model and the following assumptions:

¡	an average risk-free interest rate of 1%
¡	an average expected life of four years
¡	an expected forfeiture rate of 5%
¡	expected volatility of 46%.

The Black-Scholes model is a widely accepted model for valuing stock options and is consistent with the approach used by Mercer in determining market competitive compensation levels. Both sets of values are derived using Black-Scholes model but with modestly different assumptions. For compensation purposes, the assumptions were based on Mercer’s standard methodology, which enables us to ensure an ‘apples-to-apples’ comparison to the benchmark data.

(3)	Annual incentive plan represents the annual cash bonus (STIP) earned during the year and relates to performance criteria met for that year, and paid in March of the following year.

(4)	Pension value represents Precision’s matching contributions under the defined contribution pension plan.

(5)	The total value of perquisites and other personal benefits received by Mr. Strong did not exceed $50,000 or 10% of annual base salary (whichever is lower). All other compensation includes annual vehicle lease, parking, the employer portion of benefits premiums, and the employer portion of contributions toward the Employee Stock Purchase Plan.

(6)	Mr. Neveu’s perquisites total more than $50,000 and consist of an annual vehicle lease, parking, a housing allowance for accommodations in Houston, tax preparation services, an executive health program, the employer portion of benefit premiums and the employer contributions toward the Employee Stock Purchase Plan. The new $50,000 annual housing allowance was approved by the Board in 2014 in recognition of the significant proportion of time Mr. Neveu is required to spend in Houston on Precision business. The committee sought independent advice from Mercer prior to recommending that the Board approve the housing allowance. The housing allowance compensates Mr. Neveu for maintaining his own secondary residence in Houston, which is more cost-effective for Precision than paying for hotel accommodations, meals and other related expenses. Mr. Neveu’s housing allowance for 2015 has been set at US$50,000.

Mr. McNally’s perquisites total more than $50,000 and consist of an annual vehicle allowance, relocation payment for his move to the U.S. in 2013, club membership, tax preparation services, the employer portion of benefit premiums, and the employer portion of 401(k) and Employee Stock Purchase Plan contributions.

Mr. Stahl’s perquisites total more than $50,000 and consist of an annual vehicle allowance, tax preparation services, the employer portion of benefit premiums, and the employer portion of 401(k) and Employee Stock Purchase Plan contributions.

Mr. Espeland’s perquisites total more than $50,000 and consist of an annual vehicle allowance, a monthly housing allowance, an annual travel allowance, cost of living allowance, mobility premium, hardship premium, savings premium, and the employer portion of benefit premiums. All perquisite values were determined based on the total cost to Precision.

(7)	Mr. Stahl’s compensation for 2012, 2013 and 2014 was converted to Canadian dollars using the 2012 average exchange rate of 0.9996, the 2013 average exchange rate of 1.0299, and the 2014 average exchange rate of 1.1045 unless otherwise noted.

(8)	Mr. Espeland joined Precision in November 2011, and his compensation for 2012, 2013 and 2014 was converted to Canadian dollars using the 2012 average exchange rate of 0.9996, the 2013 average exchange rate of 1.0299, and the 2014 average exchange rate of 1.1045 unless otherwise noted.

(9)	Mr. McNally was appointed CFO as of July 19, 2010, and his base salary and all other compensation were converted to Canadian dollars using the 2012 average exchange rate of 0.9996, the 2013 average exchange rate of 1.0299, and the 2014 average exchange rate of 1.1045 unless otherwise noted.

2015 Management Information Circular        81

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The tables below show all option-based and share-based awards outstanding at December 31, 2014:

		Option-Based Awards				Share-Based Awards
Named Executive	Year	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the- Money Options ($) (1)(2)(3)	Plan	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($) (1)(3)(4)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Kevin A. Neveu President and Chief Executive Officer	2014	320,000	$10.15	Feb 12, 2021	0	PSU	179,105	1,264,478	–

	2013	373,000	$9.02	Feb 13, 2020	0	PSU	129,922	917,253	–

	2012	260,900	$10.67	Feb 8, 2019	0	PSU	121,888	860,528	–

	2011	197,500	$10.44	Feb 9, 2018	0	–	–	–	–

	2010	185,000	$8.59	Feb 11, 2017	0	–	–	–	–

Total		1,336,400			0		430,915	3,042,258

Robert J. McNally Executive Vice President and Chief Financial Officer	2014	131,600	US$9.12	Feb 12, 2021	0	PSU	77,435	544,386	–

	2013	137,900	US$8.99	Feb 13, 2020	0	PSU	47,985	337,345	–

	2012	79,500	US$10.74	Feb 8, 2019	0	PSU	37,133	261,054	–

	2011	72,300	US$10.55	Feb 9, 2018	0	–	–	–	–

	2010	106,667	US$7.12	July 19, 2017	0	–	–	–	–

Total		527,967			0		162,554	1,142,785

Douglas J. Strong	2014	88,100	$10.15	Feb 12, 2021	0	PSU	51,273	361,991	–

President, Completion	2013	113,600	$9.02	Feb 13, 2020	0	PSU	39,510	278,939	–

and Production	2012	79,500	$10.67	Feb 8, 2019	0	PSU	37,124	262,093	–

Services	2011	72,300	$10.44	Feb 9, 2018	0	–	–	–	–

	2010	70,000	$8.59	Feb 11, 2017	0	–	–	–	–

Total		423,500			0		127,907	903,024

Gene C. Stahl President, Drilling Operations	2014	92,100	US$9.12	Feb 12, 2021	0	PSU	56,786	399,216	–

	2013	113,600	US$8.99	Feb 13, 2020	0	PSU	39,517	277,813	–

	2012	79,500	US$10.74	Feb 8, 2019	0	PSU	37,133	261,054	–

	2011	72,300	US$10.55	Feb 9, 2018	0	–	–	–	–

	2010	70,000	US$8.06	Feb 11, 2017	0	–	–	–	–

	2009	65,000	$5.85	May 6, 2016	78,650	–	–	–	–

Total		492,500			78,650		133,436	938,084

Niels Espeland President, International Operations	2014	92,100	US$9.12	Feb 12, 2021	0	PSU	48,148	338,490	–

	2013	113,600	US$8.99	Feb 13, 2020	0	PSU	39,517	277,813	–

	2012	79,500	US$10.74	Feb 8, 2019	0	PSU	37,133	261,054	–

	2011	–	–	–	–	–	–	–	–

Total		285,200			0		124,798	877,357

82        Precision Drilling Corporation

Notes:

(1)	Values of the option-based and share-based awards granted to Mr. Neveu and Mr. Strong are based on $7.06, the closing price of Precision shares on the TSX on December 31, 2014.

(2)	Values of the 2009 option-based awards granted to Mr. Stahl are based on $7.06, the closing price of Precision shares on the TSX of December 31, 2014.

(3)	Values of the 2010, 2011, 2012 and 2013 awards granted to Mr. McNally, Mr. Stahl and Mr. Espeland are based on US$6.06, the closing price of Precision shares on the NYSE on December 31, 2014, and were converted to Canadian dollars using the December 31, 2014 noon exchange rate of 1.1601.

(4)	The value of all PSU awards assumes a payout multiplier of one times. Values of the 2012 PSU awards granted to Mr. Neveu and Mr. Strong are based on $7.06, the closing price of Precision shares on the TSX on December 31, 2014. Values of the 2012 PSU awards granted to Mr. McNally, Mr. Stahl and Mr. Espeland are based on US$6.06, the closing price of Precision shares on the NYSE on December 31, 2014 and were converted to Canadian dollars using the December 31, 2014 noon exchange rate of 1.1601.

Value Vested or Earned During the Year

The table below shows the value vested or earned on all option-based awards, share-based awards and non-equity incentive plan compensation for each named executive during the year ended December 31, 2014:

Named Executive	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Kevin A. Neveu (1)	262,343	–	1,095,539
Robert J. McNally (1)(3)(4)	61,580	–	523,907
Douglas J. Strong (1)	79,897	–	377,439
Gene C. Stahl (1)(3)(4)	50,728	–	480,421
Niels Espeland (2)(3)(4)	50,728	503,522	386,554

Notes:

(1)	No share-based awards vested in 2014.

(2)	Share-based awards for Mr. Espeland represent the final payment of RSUs that vested on November 1, 2014, and were converted to Canadian dollars using the November 1, 2014 exchange rate of 1.0443.

(3)	Non-equity incentive plan compensation includes the 2014 STIP values. The amounts for Mr. McNally, Mr. Stahl, and Mr. Espeland and were converted to Canadian dollars using the 2014 average noon exchange rate of 1.1045.

(4)	Option based awards for Mr. McNally, Mr. Stahl, and Mr. Espeland were converted to Canadian dollars using the December 31, 2014 noon exchange rate of 1.1601.

Total Options Exercised During the Year (Supplemental Table)

The table below shows the options exercised by the named executives in 2014 and the value realized. All values are in Canadian dollars.

Named Executive	Number of Options Exercised in 2014 (#)	Grant Value ($)	Value Realized ($)	Gain/loss (%)
Kevin A. Neveu (1)	12,000	47,108	50,400	7%
Robert J. McNally	–	–	–	–
Douglas J. Strong (2)	20,000	53,001	54,200	2%
Gene C. Stahl (3)	21,666	57,416	181,344	317%
Niels Espeland	–	–	–	–

Notes:

(1) Mr. Neveu exercised and held 12,000 options on March 26, 2014 at a price of $12.79 per Precision share.

(2) Mr. Strong exercised and held 20,000 options on November 4, 2014 at a price of $8.57 per Precision share.

(3) Mr. Stahl exercised 21,666 options on April 30, 2014 at a price of $14.22 per Precision share.

2015 Management Information Circular        83

Equity Incentive Plan Information

Securities Authorized for Issue Under Equity Compensation Plans

The table below provides details about the equity securities authorized for issue under our compensation plans as at December 31, 2014:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and DSUs (#)	Weighted Average Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (#)
Equity compensation plans approved by shareholders
1. Employee stock option plan	8,560,088	9.99	6,125,540
2. Old DSU plan	226,010	–	294,736
3. New DSU plan	278,587	–	721,413
Equity compensation plans not approved by shareholders	–	–	–
Total	9,064,685		7,141,689

Granting Stock Options

The total number of Precision shares reserved for issuance under the stock option plan was limited to 14,685,628 Precision shares as at December 31, 2014, of which (i) no more than 1% could be issued in any one fiscal year, and (ii) no more than 2% could be issued to any one individual.

The number of Precision shares under our stock option plan (i) issued to our insiders, within any one year period and (ii) issuable to our insiders, at any time, when combined with our DSU plan, cannot exceed 10% of the issued and outstanding Precision shares, respectively.

The table below provides information, as at December 31, 2014, about the number of stock options granted since we introduced the plan.

	2014		2013
Measure of Dilution	# of Options	% of Shares Outstanding	# of Options	% of Shares Outstanding
Annual grant – the total number of options granted under the option plan each year	1,709,000	0.58	2,262,600	0.8
Options outstanding – the total number of options outstanding (including the annual grant) under the option plan at the end of each year	8,560,088	2.9	8,074,694	2.9
Options available for grant – the number of options remaining in the reserve approved by shareholders and available for grant under the option plan at the end of each year	6,125,540	2.09	7,451,184	2.7
Overhang – the number of options outstanding plus the number of options remaining in reserve approved by shareholders and available for future grants	14,685,628	5.02	15,525,878	5.6

84        Precision Drilling Corporation

Retirement Benefits

Mr. Neveu and Mr. Strong participate in our Canadian defined contribution pension plan:

Named Executive	Accumulated Value at Start of Year ($)	Compensatory ($)	Non- Compensatory ($)	Accumulated Value at Year End ($)
Kevin A. Neveu	213,548	12,465	50,094	276,107
Douglas J. Strong	419,692	12,465	49,974	482,132

Participants choose different segregated funds to invest in under the plan. The accumulated value at year-end reflects gains or losses incurred based on the participant’s investment choices and any administrative and investment management fees paid.

As Mr. McNally and Mr. Stahl are U.S. employees and Mr. Espeland is an international expatriate, they do not participate in the Canadian defined contribution pension plan.

Termination and Change of Control

Employment Agreements

We have an employment agreement with each named executive that is for an indefinite period and provides for benefits if the executive is terminated for any reason (other than for cause), including retirement, death, disability, termination without cause and constructive dismissal.

Terms are based on competitive practices and include non-solicitation and confidentiality provisions to protect Precision’s interests. They are not triggered by a change of control. Any entitlements under the incentive plans are governed by the terms and conditions of each plan.

2015 Management Information Circular        85

Component	Resignation	Retirement	Termination With Cause	Termination Without Cause/ Constructive Dismissal	Change of Control (Without Constructive Dismissal)	Disability or Death

Base salary	¡ base salary ends	¡ base salary ends	¡ base salary ends	CEO: ¡ lump sum payment equal to 24 months of base salary as at the termination date Other Named Executives: ¡ lump sum payment equal to 18 months of base salary as at the termination date	¡ no trigger	¡ base salary ends

STIP	¡ award is forfeited	¡ award is forfeited	¡ award is forfeited

CEO:

¡    an amount equal to two times the STIP target plus an additional pro-rata portion of the STIP award

Other Named Executives:

¡   an amount equal to 1.5 times the STIP target plus an additional pro-rata portion of the STIP award

					¡ no trigger	¡ prorated, factoring in base salary paid to date and the STIP target, subject to Board’s discretion

Restricted share units (1)	¡ RSUs are forfeited	¡ RSUs are forfeited	¡ RSUs are forfeited	¡ pro-rata portion of the unvested RSUs as of the termination date will continue to vest in accordance with their terms	¡ no immediate vesting of RSUs	¡ pro-rata portion of the unvested RSUs will continue to vest in accordance with their terms

Performance share units	¡ PSUs are forfeited	¡ PSUs are forfeited	¡ PSUs are forfeited	¡ pro-rata portion of the unvested PSUs as of the termination date will continue to vest in accordance with their terms	¡ no immediate vesting of PSUs	¡ pro-rata portion of the unvested PSUs will continue to vest in accordance with their terms

Options (2)	¡ unvested options expire and terminate immediately ¡ vested options may be exercised before the expiry date or within 30 days of the resignation date, whichever is earlier	¡ options continue to vest in accordance with their terms and may be exercised before the expiry date or within 24 months of the retirement date, whichever is earlier	¡ options expire and terminate immediately

Termination Without Cause:

¡    options continue to vest in accordance with their terms and may be exercised before the expiry date or within 30 days of the termination date, whichever is earlier

Constructive Dismissal Following a Change of Control:

¡    options immediately vest and may be exercised before the expiry date or within 90 days of the termination date, whichever is earlier

¡ no immediate vesting of options

Disability:

¡    options continue to vest in accordance with their terms and may be exercised before the expiry date

Death:

¡   options become fully vested and may be exercised within 12 months or before the expiry date, whichever is earlier

Notes:

(1)	Named executives may be granted RSUs only in very limited circumstances (for further information, see page 69). No named executives currently have any outstanding RSUs.

(2)	In 2013, we amended our option plan so that if there is a termination without cause or constructive dismissal, options will continue to vest for 30 days, instead of 90 days.

86        Precision Drilling Corporation

Termination and Change of Control Benefits

The table below shows the estimated incremental payments and benefits each named executive would receive from Precision under each termination scenario as at December 31, 2014. Where applicable, the CEO is entitled to receive severance payments equal to 24 months of salary (18 months of salary for the other named executives) payable in a lump sum once a release is executed.

If there is a change of control and our shares are converted to or exchanged for securities of another entity, any outstanding long-term incentive grants are substituted or replaced with equivalent value in the continuing entity, on substantially the same terms.

Named Executive	Resignation ($)	Retirement ($)	Termination Without Cause/ Constructive Dismissal ($)	Constructive Dismissal Following a Change of Control ($)	Change of Control ($)
Kevin A. Neveu
President and CEO
2 times base salary	–	–	1,450,000	1,450,000	–
2 times STIP target	–	–	1,450,000	1,450,000	–
Restricted share units	–	–	–	–	–
Performance share units (1)	–	–	1,904,709	1,904,709	–
Options (2)	–	–	–	–	–
Total payment	–	–	4,804,709	4,804,709	–
Robert J. McNally (3)
Executive Vice President and CFO
1.5 times base salary	–	–	730,863	730,863	–
1.5 times STIP target	–	–	548,147	548,147	–
Restricted share units	–	–	–	–	–
Performance share units (1)	–	–	667,053	667,053	–
Options (2)	–	–	–	–	–
Total payment	–	–	1,946,064	1,946,064	–
Douglas J. Strong
President, Completion and Production Services
1.5 times base salary	–	–	527,543	527,543	–
1.5 times STIP target	–	–	395,657	395,657	–
Restricted share units	–	–	–	–	–
Performance share units (1)	–	–	572,179	572,179	–
Options (2)	–	–	–	–	–
Total payment	–	–	1,495,378	1,495,378	–
(continued on next page)

2015 Management Information Circular        87

Named Executive	Resignation ($)	Retirement ($)	Termination Without Cause/ Constructive Dismissal ($)	Constructive Dismissal Following a Change of Control ($)	Change of Control ($)
Gene C. Stahl (3)
President, Drilling Operations
1.5 times base salary	–	–	658,386	658,386	–
1.5 times STIP target	–	–	493,789	493,789	–
Restricted share units	–	–	–	–	–
Performance share units (1)	–	–	579,988	579,988	–
Options (2)	–	–	–	–	–
Total payment	–	–	1,732,163	1,732,163	–
Niels Espeland (3)
President, International Operations
1.5 times base salary	–	–	609,401	609,401	–
1.5 times STIP target	–	–	457,050	457,050	–
Restricted share units (1)	–	–	–	–	–
Performance share units (1)	–	–	559,978	559,978	–
Options (2)	–	–	–	–	–
Total payment	–	–	1,626,429	1,626,429	–

Notes:

(1)	The values for RSUs and PSUs were calculated based on the five-day weighted average price prior to December 31, 2014 of $7.21 for Canadian units and US$6.16 for U.S. units, multiplied by the number of units that had vested. We have assumed a 1.0x performance multiplier for the PSUs.

(2)	The option values were calculated using the difference between the strike price and the December 31, 2014 closing price of $7.06 for Canadian options and US$6.06 for U.S. options, multiplied by the in-the-money value of options that have not vested and would vest given the particular trigger.

(3)	The amounts for Mr. McNally, Mr. Stahl and Mr. Espeland were converted to Canadian dollars using the December 31, 2014 noon exchange rate of 1.1601.

88        Precision Drilling Corporation

Management Information Circular

E. Other Information

Interest in Matters to be Acted Upon

Our directors and executive officers are not aware of any material interest, direct or indirect, by way of beneficial ownership in Precision’s shares or otherwise, of any director, nominated director, executive officer or any of their associates or affiliates, in any matters to be acted on at the meeting other than the election of directors or the appointment of auditors. We do not provide financial assistance to our directors or executives or other employees to purchase securities under the DSU plan, stock option plan or any other compensation plan.

Indebtedness of Directors and Executive Officers

We and our subsidiaries did not have any loans outstanding to our current or nominated directors, executive officers, or any of their associates in 2014, or to date in 2015.

Interests in Material Transactions

No informed person or nominated director, or any of their associates or affiliates, had a material interest (direct or indirect) in a transaction or proposed transaction involving Precision since January 1, 2014, or to date in 2015, that has materially affected or would materially affect us or any of our subsidiaries.

2015 Management Information Circular        89

For More Information

Additional financial information is provided in our consolidated financial statements and notes and management’s discussions and analysis for the year ended December 31, 2014. Please visit our website (www.precisiondrilling.com) for more information about Precision, including:

¡	our code of business conduct and ethics
¡	our corporate governance guidelines
¡	the Board charter
¡	the committee charters
¡	certain corporate policies
¡	public disclosure documents.

Our public disclosure documents are also available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and include the following documents, among others:

¡	our 2014 audited consolidated financial statements, notes to financial statements and management’s discussion and analysis
¡	our 2014 annual report, which includes the above documents and the auditors’ report
¡	our 2014 annual information form
¡	any document or pages of any document incorporated by reference in the annual information form
¡	our interim unaudited financial statements
¡	our 2015 management information circular.

We will send you free copies of these documents if you ask us. Contact the Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta, Canada T2P 1G1

Attention: Corporate Secretary

Email: corporatesecretary@precisiondrilling.com

Tel: 403.716.4500

Fax: 403.264.0251

90        Precision Drilling Corporation

Management Information Circular
Appendix

Board of Directors Charter GENERAL
The board of directors (the “Board” or the “Board of Directors”) of Precision Drilling Corporation (“Precision” or the “Corporation”) is responsible for the stewardship of the business and affairs of Precision. The Board of Directors discharges it responsibility by providing direction to management of the Corporation (“Management”) and overseeing that all major issues affecting the business and affairs of Precision are given proper consideration.

SPECIFIC The Board of Directors shall:

Senior Management

¡    appoint the Chief Executive Officer (“CEO”) and, on the recommendation of the human resources and compensation committee of the Board (the “HRCC”), appoint the other senior executive officers of the Corporation;

¡   approve the corporate goals and objectives, and review the performance against these goals and objectives, for the CEO and the senior executive officers who report directly to the CEO, as recommended by HRCC;

¡   approve the compensation of the CEO and the senior executive officers who report directly to the CEO, as recommended by HRCC;

¡   review Precision’s succession plan for key positions at least annually and receive reports from the HRCC on key succession issues from time to time;

Operational Effectiveness and Financial Reporting

¡    be responsible for the strategic direction of Precision, taking into account, among other things, the opportunities and risks of the business. The strategic plan is reviewed and adopted on an annual basis at a special meeting of the Board of Directors and Management;

¡   approve the annual business plan of Precision and its annual operating and capital budgets;

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¡	approve, as recommended by the Audit Committee, requests from Management for (a) any additional unbudgeted capital and (b) any replenishment of the Chief Executive Officer’s and/or Chairman of the Board’s capital approval authority under the Corporation’s Corporate Policy No. 2 – Authority Levels;

¡	approve all amendments or departures proposed by Management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business;

¡	be responsible for the integrity of Precision’s internal controls and management information systems and receive regular reports from the audit committee of the Board (the “Audit Committee”). The Audit Committee is responsible for reviewing internal controls over accounting and financial reporting systems, receiving quarterly financial presentations from Management and meeting separately with, and receiving direct reports from, the internal and external auditors of Precision and reporting to the Board of Directors on such matters;

¡	approve the annual audited consolidated financial statements and the interim unaudited consolidated financial statements of Precision. The Board of Directors may at any time and from time to time delegate approval of interim unaudited consolidated financial statements to the Audit Committee;

¡	approve and recommend to the shareholders of the Corporation, the appointment/re-appointment of the external auditor, as recommended to the Board of Directors by the Audit Committee;

¡	ensure that Management identifies the principal risks of Precision’s business and ensure the implementation of systems to manage these risks. With the assistance of Management who report to the Board of Directors on the risks of Precision’s business, and through its committees who have specific oversight over areas of risk on behalf of the Board of Directors, consider such risks and discuss the management of such risks on a regular basis;

¡	receive reports from Management on quarterly environmental and occupational health and safety matters, significant litigation matters and compliance matters;

¡	consider appropriate measures it may take if the performance of Precision falls short of its goals or as other circumstances warrant;

¡	oversee the accurate reporting of the financial performance of Precision to the shareholders of the Corporation (“Shareholders”) and the investment community, and that the financial results of Precision are reported fairly and in accordance with applicable international financing reporting standards. The Board of Directors requires that Precision make accurate, timely and effective communication of all material information to Shareholders and the investment community;

Ethics, Disclosure and Corporate Conduct

¡	be responsible, to the extent feasible, for satisfying itself of the integrity of the Chief Executive Officer and the other senior executive officers appointed by the Board and ensuring that such individuals create a culture of integrity throughout the organization;

¡	ensure Precision meets its continuous disclosure and public reporting obligations. The Board of Directors currently delegates this ongoing reporting responsibility to Management and ensures an appropriate Disclosure Policy is in place. Issues arising from the Disclosure Policy are dealt with by a committee of senior executive officers of Precision consisting of the Chief Financial Officer and the General Counsel, and such others as may be determined by them from time to time;

¡	approve material disclosure including Precision’s annual information form, annual report and annual proxy circular;

¡	be responsible for approving a Code of Business Conduct and Ethics (the “Code”) applicable to Precision’s directors, officers, employees, contractors and consultants, monitor compliance with the Code and approve any waivers from the Code by any officer or director of the Corporation;

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Delegation

¡	establish the following permanent committees to assist it with the discharge of its duties: the Audit Committee, the corporate governance, nominating and risk committee of the Board (the “Corporate Governance, Nominating and Risk Committee”) and the HRCC. The Board of Directors may also appoint ad hoc or special committees of the Board as it may determine from time to time. The Board of Directors will review and consider the reports and recommendations of its committees;

¡	retain its oversight function for all delegated responsibilities. As permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to Management;

¡	the Board of Directors is responsible for the appointment and removal of members and chairs of its committees;

¡	establish, through its Corporate Governance, Nominating and Risk Committee, Precision’s approach to corporate governance, including oversight of governance of Precision’s subsidiaries and affiliates, oversight of processes for general management of risk and reporting to the Board of Directors on all matters relating to the governance of Precision;

¡	review, by receiving the report of the Corporate Governance, Nominating and Risk Committee, the effectiveness of the Board of Directors, its committees and individual directors annually;

¡	review on an annual basis and approve, upon recommendation by the Corporate Governance, Nominating and Risk Committee, any amendments to the Charters and chair position descriptions of each of its committees;

Board Process/Effectiveness

¡	approve all significant transactions involving Precision. In addition, the Board of Directors will approve banking relationships and key borrowing and financing decisions;

¡	review and approve, on recommendation from the Corporate Governance, Nominating and Risk Committee, the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director of the Corporation;

¡	approve policies designed to ensure that Precision operates at all times within applicable laws and regulations and for monitoring compliance with all such policies; and

¡	adhere to all other Board responsibilities as set forth in the Corporation’s by-laws, articles, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc.

STRUCTURE AND AUTHORITY

Composition

¡	The composition of the Board of Directors, including the qualifications of each director, will comply with all requirements of the Business Corporations Act (Alberta), the articles and by-laws of Precision, applicable securities legislation and the rules of any stock exchange upon which the securities of Precision are listed for trading.

¡	A majority of the Board of Directors will be comprised of directors who must be determined to be “independent” as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the securities of the Corporation are listed for trading.

¡	Each director is expected to attend all regularly scheduled meetings in person. To prepare for meetings, directors are expected to review the materials that are sent to them in advance of such meetings.

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¡	The directors, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of Precision and in connection therewith will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director will not be liable in carrying out his or her duties except in cases where the director fails to act honestly and in good faith with a view to the best interests of Precision or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Election, Appointment and Replacement

¡	The Corporate Governance, Nominating and Risk Committee will recommend to the Board of Directors candidates for nomination as directors. The Board of Directors approves the final choice of candidates to be submitted to Shareholders and voted upon in accordance with Precision’s majority voting policy on the election of directors.

¡	The Board of Directors will appoint the Chair of the Board from among Precision’s directors. The term of each director will expire at the close of the next annual meeting of Shareholders or when a successor is elected or appointed.

¡	If it becomes necessary to appoint a new director to fill a vacancy on the Board of Directors or to complement the existing Board of Directors, the Board will, under the leadership of the Corporate Governance, Nominating and Risk Committee, consider a wide base of potential candidates and assess the qualifications of proposed new directors against a range of criteria, including background experience, professional skills, personal qualities, the potential for the candidate’s skills to augment the existing Board of Directors and the candidate’s availability to commit to the Board of Directors’ activities.

¡	The Board of Directors may, between annual meetings of the Shareholders, appoint one or more additional directors for a term to expire at the close of the next annual meeting of Shareholders, provided that the number of additional directors so appointed will not exceed one-third of the number of directors who held office at the immediately preceding annual meeting of Shareholders.

¡	Directors must have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Directors are required to commit the requisite time for all of the Board of Directors’ business and activities and will demonstrate integrity, accountability and informed judgement.

Meetings and Quorum

¡	A majority of Directors present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other shall constitute a quorum.

¡	The Board of Directors will not transact business at a meeting of the Board unless a quorum is present and at least one quarter of the directors present are Canadian residents.

¡	The Board of Directors meets at least quarterly and as many additional times as needed to carry out its duties effectively. At each regularly scheduled meeting, the Board of Directors meets in in-camera sessions, without Management present and as a group of only the independent Directors. The Board of Directors also meets with any internal personnel or outside advisors as needed or appropriate to discharge its responsibilities, in open or closed sessions as appropriate.

Review of Charter and Chair of the Board Position Description

¡	The Board of Directors shall, under the leadership of the Corporate Governance, Nominating and Risk Committee, review and assess the adequacy of this Charter and the Chair of the Board Position Description regularly and consider and adopt changes as appropriate.

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Engagement

¡	The Board of Directors has adopted a Shareholder Communication Policy to express its commitment to communicate openly with shareholders and other interested parties. To communicate with the Board of Directors and with the independent members of the Board of Directors contact the Corporate Secretary at the offices of Precision, 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1, by telephone at 403.716.4500, facsimile at 403.264.0251 or email at CorporateSecretary@precisiondrilling.com.

¡	All communications received will be reviewed and delivered as requested, or if an individual member of the Board of Directors is not specified by the communication, to the appropriate member at the Corporate Secretary’s discretion. The process for communication with the Corporate Secretary is also posted on Precision’s website at www.precisiondrilling.com.

Approved October 24, 2014.

2015 Management Information Circular        95

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW Calgary, AB, Canada T2P 1G1 Telephone: 403.716.4500 Email: info@precisiondrilling.com www.precisiondrilling.com

Any questions and requests for assistance may be directed to our Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2 www.kingsdaleshareholder.com

North American Toll Free Phone: 1.888.518.1560
Email: contactus@kingsdaleshareholder.com Facsimile: 416.867.2271 Toll Free Facsimile: 1.866.545.5580 Outside North America, Banks and Brokers Call Collect: 416.867.2272